EXHIBIT 1

12 February 2026 – Press Release/Preliminary Results

British American Tobacco p.l.c.

Preliminary results for the year ended 31 December 2025

Momentum Drives Further Confidence in 2026 Delivery

Summary

- **Added 4.7 million consumers (to 34.1 million) of our Smokeless brands**
- **Smokeless products now 18.2% of Group revenue, up 70 bps vs FY24**
- **Reported revenue down 1.0% (due to currency headwinds), up 2.1% at constant FX,** driven by combustibles and Velo Plus in the U.S. and continued multi-category growth in AME, partly offset by APMEA
- **New Categories revenue growth accelerated to double-digits in H2, with FY growth of 7.0%[2]**
- **New Categories contribution[2] increased by 77.1% to £442 million,** driven by our Quality Growth approach
- **Improved combustibles revenue and category contribution[2,3]** driven by the U.S. and AME
- **Reported profit from operations up 265% (with reported operating margin up 28.4 ppts to 39.0%),** largely due to the movement in the Canadian settlement provision
- **Adjusted profit from operations[1,2,3] up 2.3%, adjusted operating margin[1,2,3] at 44.0% (flat vs FY24)**
- **Reported diluted EPS up 157% to 349.1p, with adjusted diluted EPS[1,2,3] up 3.4%**
- **Confident in sustainably delivering mid-term growth algorithm, 2026 performance expected at the lower end of the range**
- **On track to reduce leverage[3] to within 2.0-2.5x by end 2026, supported by continued strong cash conversion**
- **Dividend growth of 2.0% to 245.04p and a £1.3 billion share buy-back in 2026**

Tadeu Marroco, Chief Executive

"I am pleased with our accelerating momentum through 2025, enabling full-year delivery at the top end of our guidance. This reinforces our confidence in sustainably delivering our mid-term algorithm from 2026.

Our U.S. business has delivered strong growth, mainly driven by sustained momentum in combustibles, resulting from our commercial actions and enhanced execution. Velo Plus has delivered excellent results with triple-digit revenue growth, with Velo reaching the number 2 position in volume and value share and achieving category contribution profitability within one year of launch. The recent improvement in Vuse performance is encouraging, although the Vapour category continues to be impacted by illicit proliferation. Over time, we believe Vuse is well positioned to benefit from stronger enforcement at the Federal and State level.

In AME, our multi-category portfolio continued to perform strongly, while our performance in APMEA was impacted by fiscal and regulatory challenges in Bangladesh and Australia.

Our New Categories revenue is accelerating, returning to double-digit growth in H2, driven by strong Velo growth in all regions. We continue to prioritise accelerating growth in category contribution through investment in our most profitable markets.

Our enhanced R&D capabilities have enabled three premium innovation launches – Vuse Ultra, glo Hilo and Velo Shift, with encouraging early results and further targeted roll-outs planned in 2026. With this momentum, together with resilient combustibles delivery and further productivity initiatives, we are confident in sustainably delivering on our financial algorithm of +3-5% revenue[2], +4-6% APFO[1,2,3] and +5-8% adjusted diluted EPS[1,2,3], with 2026 expected to be at the lower end of the range, as we continue to invest in our transformation.

Our strong cash flow is driving increased financial flexibility and we expect to be within our 2.0-2.5x target leverage range by end 2026.

I remain committed to delivering sustainable shareholder value through robust cash returns, with progressive dividends and sustainable share buy-backs, including £1.3 billion programme for 2026."

Revenue by Region (£bn)

YoY movements at constant rates



-7%
4.8
11.5
+6%
9.3
+3%
U.S.
AME
APMEA

Adj Profit from Operations[1,3] (£bn)

YoY movements at constant rates



-18%
1.7
3.0
6.5
+6%
+10%
U.S.
AME
APMEA

Earnings per Share (pence)



400
350
300
250
349.1
352.1
340.5
352.8
Reported diluted
Adjusted diluted
Adj for Canada diluted
Adj for Canada diluted at CC

Change in Group Revenue:

Reported	**-1.0%**
At CC[2]	**+2.1%**

Change in Profit from Operations:

Reported	**+265%**
APFO[1,3] at CC[2]	**+2.3%**

Change in Group diluted EPS:

Reported	**+157%**
Adj[1] at CC[2]	**+0.7%**
As adj for Canada[1,3]	**-0.2%**
As adj for Canada[1,3] at CC[2]	**+3.4%**

1. Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence - see pages 23 to 30.
2. Presented on a constant currency (CC) basis.
3. As adjusted for Canada - adjusted for the performance of the Canadian business (excluding New Categories).

1

BAT Preliminary Announcement 2025 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Summary Information

Performance highlights	Reported		Adjusted[3]		Adjusted[3] for Canada[4]	
For year ended 31 December 2025	Current rates	vs 2024 (current)	Current rates	vs 2024 (constant)	Current rates	vs 2024 (constant)
Cigarette and HP volume share[1]		-40 bps				
Cigarette and HP value share[1]		-10 bps				
Consumers of Smokeless products[2]	**34.1m**	+4.7m				
Revenue (£m)	**£25,610m**	-1.0%	**£25,610m**	+2.1%	**£25,610m**	+2.1%
Revenue from New Categories (£m)	**£3,621m**	+5.5%	**£3,621m**	+7.0%	**£3,621m**	+7.0%
Smokeless revenue as a % of total revenue (%)	**18.2%**	+70 bps				
Profit from operations (£m)	**£9,997m**	+265%	**£11,572m**	+0.4%	**£11,279m**	+2.3%
Adjusted gross profit growth (%)				+2.1%		+3.4%
Category contribution - New Categories (£m)			**£427m**	+77.1%	**£427m**	+77.1%
Category contribution margin - New Categories (%)			**11.8%**	4.7 ppts	**11.8%**	4.7 ppts
Operating margin (%)	**39.0%**	+28.4 ppts	**45.2%**	-80 bps	**44.0%**	flat
Diluted earnings per share (pence)	**349.1p**	+157%	**352.1p**	+0.7%	**340.5p**	+3.4%
Net cash generated from operating activities (£m)	**£6,342m**	-37.4%				
Free cash (before payment of dividend) (£m)			**£4,048m**	-48.8%		
Adjusted cash generated from operations (£m)[5]			**£6,882m**	-5.5%		
Cash conversion (%)	**+63%**	-307 ppts	**+100%**	-50 bps		
Borrowings including lease liabilities (£m)	**£35,070m**	-5.1%				
Adjusted net debt to adjusted EBITDA ratio			**2.48x**	+0.05x	**2.55x**	-0.20x
Dividend per share (pence)	**245.04**	+2.0%				

The use of non-GAAP measures, including adjusting items and constant currencies, are further discussed from page 46, with reconciliations from the most comparable IFRS measure provided.

Notes:

1. To better reflect the evolving performance of each category, from 1 January 2026 the Group will decouple the value share and volume share metrics from a combined Cigarettes and HP view to disclose Cigarettes and HP performance separately. 2. Internal estimate. See page 40. 3. See page 23 for a discussion on adjusting items. 4. As adjusted for Canada excludes the performance of the Canadian business (excluding New Categories) given the requirement to use the profits earned to settle the litigation liability - see page 14. There is no adjustment to revenue. 5. 2025 was negatively impacted by deferral of tax in the U.S. from 2024 of £678 million, the benefit of which was excluded in the 2024 comparator. Excluding the deferral from 2025, adjusted cash generated from operations would have been £7,560 million, or £7,840 million at constant rates of exchange in 2025 compared to £7,554 million in 2024.

2026 Outlook

- Global cigarette industry volume expected to be down c.2%.
- Lower end of our medium-term guidance ranges:
  - 3-5% revenue[1] growth, with low double-digit New Category revenue growth[1].
  - 4-6% adjusted profit from operations growth[1,2] - H2 weighted.
  - Expected c.1% transactional FX headwind.
  - 5-8% adjusted diluted EPS growth[1,2] growth.
- We expect a translational FX headwind of c.3% on adjusted diluted EPS growth[2].
- Net finance costs[1,2] expected to be c.£1.8 billion, subject to interest rate volatility.
- Gross capital expenditure in 2026 of approximately £750 million.
- Operating cash flow conversion that exceeds 95%.
- Leverage within our 2.0-2.5x adjusted net debt/adjusted EBITDA[2] corridor by year end.
- Commitment to dividend growth in sterling terms and £1.3 billion share buy-back.

1. At constant rates of exchange. 2. As adjusted for Canada.

Enquiries

For more information, please contact

Investor Relations:

Victoria Buxton	+44 (0)20 7845 2012
Amy Chamberlain	+44 (0)20 7845 1124
John Harney	+44 (0)20 7845 1263
BAT IR Team	IR_Team@bat.com

Press Office:

+44 (0)20 7845 2888 | @BATplc

media_centre@bat.com

Webcast and Q&A session:

BAT will hold a live webcast for investors and analysts at 9.30am (GMT) on 12 February 2026, hosted by Tadeu Marroco, Chief Executive, and Javed Iqbal, Interim Chief Financial Officer. The presentation will be followed by a Q&A session.

The webcast and presentation slides will be available to view on our website at www.bat.com/latestresults.

If you prefer to listen via conference call, please use the following dial-in details (participant passcode: BAT - FY25).

Standard International: +44 (0) 33 0551 0200

UK (toll free): 0808 109 0700

SA (toll free): 0 800 980 512

U.S. (toll free): 866 580 3963

Video: Chief Executive's take on Full-Year 2025 Results: To watch highlights of this year's results, please visit: www.bat.com/highlights-video-fy25

2

BAT Preliminary Announcement 2025 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Group Operating Review

Analysis of revenue, profit from operations (by segment) and diluted earnings per share

Prior year data is provided in the table on page 57.

For year ended 31 December 2025	Reported £m	vs 2024 %	Adj Items[1] £m	Adjusted £m	vs 2024 %	Exch. £m	Adjusted at CC[2] £m	vs 2024 %	Adj for Canada[3] at CC[2] £m	vs 2024 %
Revenue										
U.S.	**11,534**	+2.3%				**369**	**11,903**	+5.5%	**11,903**	+5.5%
AME	**9,309**	+0.7%				**239**	**9,548**	+3.3%	**9,548**	+3.3%
APMEA	**4,767**	-10.9%				**196**	**4,963**	-7.2%	**4,963**	-7.2%
Total Group	**25,610**	-1.0%				**804**	**26,414**	+2.1%	**26,414**	+2.1%
Profit from Operations										
U.S.	**4,942**	+21%	**1,601**	**6,543**	+2.4%	**223**	**6,766**	+5.9%	**6,766**	+5.9%
AME	**3,433**	-199%	**(128)**	**3,305**	-0.5%	**72**	**3,377**	+1.7%	**3,069**	+9.6%
APMEA	**1,622**	-23.3%	**102**	**1,724**	-21.1%	**69**	**1,793**	-17.9%	**1,793**	-17.9%
Total Group	**9,997**	+265%	**1,575**	**11,572**	-2.7%	**364**	**11,936**	+0.4%	**11,628**	+2.3%
Net finance costs	**(1,819)**	+65.7%	**170**	**(1,649)**	+3.8%	**(27)**	**(1,676)**	+5.5%	**(1,733)**	+1.0%
Associates and joint ventures	**1,681**	-11.5%	**(1,239)**	**442**	-15.0%	**33**	**475**	-8.6%	**475**	-8.6%
Profit before tax	**9,859**	+179%	**506**	**10,365**	-4.2%	**370**	**10,735**	-0.8%	**10,370**	+1.9%
Taxation	**(2,094)**	+487%	**(344)**	**(2,438)**	-4.9%	**(84)**	**(2,522)**	-1.6%	**(2,425)**	+1.3%
Non-controlling interests	**(1)**	-98.7%	**(125)**	**(126)**	-16.3%	**(3)**	**(129)**	-14.1%	**(129)**	-14.1%
Coupons relating to hybrid bonds net of tax	**(87)**	+105.4%	**29**	**(58)**	+36.9%	**—**	**(58)**	+36.9%	**(58)**	+36.9%
Profit attributable to shareholders	**7,677**	+154%	**37**	**7,743**	-4.0%	**283**	**8,026**	-0.5%	**7,758**	+2.2%
Diluted number of shares (m)	**2,199**	-1.2%		**2,199**	-1.2%		**2,199**	-1.2%	**2,199**	-1.2%
Diluted earnings per share (pence)	**349.1**	+157%		**352.1**	-2.9%		**365.0**	+0.7%	**352.8**	+3.4%

1. Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence - see pages 23 to 30.
2. CC: constant currency – measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.
3. As adjusted for Canada excludes the performance of the Canadian business (excluding New Categories).

Total Group revenue

Movement in Revenue

The following chart is in £m



+2.1% at Constant
-1.0% at Current
Translational FX headwind 3.1%
25,867
(1,667)
1,869
240
(19)
124
26,414
(804)
25,610
FY24 Reported Revenue
Comb. Volume
Comb. Price/ Mix
New Categories
Traditional Oral
Other
FY25 Revenue (constant)
Translational FX
FY25 Reported Revenue

Reported revenue decreased 1.0% to £25,610 million, negatively impacted by a translational foreign exchange headwind of 3.1%.

On a constant currency basis, revenue grew by 2.1%, with:

- The U.S. up 5.5% driven by combustibles, which benefitted from both strong price/mix (including excise duty drawback) contributing +12.3% and the success of the Velo Plus launch (with Modern Oral up 310% to £327 million). These more than offset lower combustibles volume (down 7.7%) and lower revenue in Vapour (down 3.4%);
- AME up 3.3% led by combustibles price/mix (+7.2%) and the growth of Modern Oral (up 17.3%), which drove New Categories up 4.3% despite a decline in Vapour of 11.4%; and
- APMEA down 7.2% due to regulatory and fiscal challenges in Australia and Bangladesh, partially offset by higher revenue in Pakistan, Nigeria and Indonesia.

New Categories continued to grow, with revenue up 7.0% at constant rates of exchange driven by Modern Oral (up 48.0%) and HP (up 1.0%). However, Vapour declined 8.6% due to the continued impact of illicit products mainly in the U.S. and Canada and regulatory and excise changes in the UK, Poland and France and market exits.

Group cigarette volume share declined 10 bps, with value share flat. Volume share in the U.S. was down 10 bps and value share up 30 bps.

Refer to pages 5 to 7 for a discussion on regional performance and pages 8 to 9 for a further discussion on performance by category.

3

Group Operating Review Continued Profit from operations, operating margin and category contribution Profit from operations on a reported basis was up 265%, with reported operating margin up 28.4 ppts to 39.0%. This was driven by lower adjusting items of £1,575 million (compared to £9,154 million in 2024), largely due to: – movements in respect of the Canadian litigation settlement. While 2024 included a charge of £6.2 billion, 2025 benefited from a net credit of £524 million following a change to the forecasted Canadian combustibles industry performance. This reduced the provision by £708 million (credit) but was partly offset by a goodwill impairment charge of £184 million, described on page 14; – the classification in 2025 of the Group's business in Cuba as held-for-sale, recognising a charge of £235 million (2024: £74 million) as discussed on page 15; and – the partial release of the provision recognised in respect of an excise assessment in Romania (2025: £15 million credit; 2024: £449 million charge). Translational foreign exchange was a headwind of 3.1% or £364 million. Expenditure on research and development was £358 million in 2025 (2024: £380 million), with a focus on products that could potentially reduce the risk associated with smoking conventional cigarettes. On an adjusted, constant currency basis and also as adjusted for Canada, profit from operations was up 2.3% to £11,628 million, despite inflation on our product costs estimated to be 5.8% (or £315 million). This increase was largely due to: – the U.S., which was up 5.9%, due to the revenue growth discussed earlier; and – AME, up 9.6%, due to an improved financial performance in Brazil (due to combustibles with higher volume and pricing), Romania (driven by pricing in combustibles) and Türkiye (led by the revenue performance in combustibles). However, APMEA was down 17.9%, with the regional delivery largely driven by the respective revenue performance discussed above. The regional performance includes a total increase in New Categories contribution of £193 million to £442 million at constant rates. Adjusted operating margin declined 80 bps to 45.2% at constant rates of exchange, but was flat at 44.0% when adjusted for Canada. For a full discussion on the performance by region, please see pages 5 to 7. Earnings per share The following chart is in pence per share +156.7% Reported +0.7% Adj at constant -2.9% Adj at current +3.4% As adj for Canada at constant Translational FX headwind 3.6% 136.0 226.5 362.5 (21.4) 341.1 11.6 (1.5) (2.0) (1.4) 5.0 352.8 12.2 365.0 (12.9) 352.1 (3.0) 349.1 FY24 dil EPS reported Adj items FY24 Adj dil EPS Canada Adj FY24 As adj for Canada dil EPS Adj Profit from Ops NFC and Hybrid impact Associates Tax Others FY25 As adj for Canada dil EPS (constant) Canada Adj FY25 Adj dil EPS (constant) FX FY25 Adj dil EPS (current) Adj items FY25 dil EPS reported Note: The term "Dil" above refers to diluted. The term "NFC" refers to net finance costs. Basic earnings per share (EPS) were up 157% to 351.0p (31 December 2024: 136.7p), with diluted EPS up 157% to 349.1p (31 December 2024: 136.0p). The increases in both basic and diluted EPS were largely driven by: – Higher profit from operations due to the lower adjusting items described on page 4; and – A gain of £333 million in respect of the demerger of the hotels division of the Group's Indian associate ITC (see page 29). These were partly offset by: – A lower gain arising on the partial sale of the Group's investment in ITC in 2025 (£898 million) compared to £1,361 million in 2024 mainly due to a lower number of shares disposed of (2025: 313.0 million shares; 2024: 436.9 million shares), discussed on page 29; and – A credit in 2024, which did not repeat in 2025, of £590 million related to the debt liability management exercise (see page 29). Basic and diluted EPS were also positively impacted by the reduction in the number of shares due to the cumulative effect of the 2024 and 2025 share buy-back programmes, with 30,460,763 ordinary shares repurchased and cancelled in the year ended 31 December 2025. Before adjusting items and the impact of translational foreign exchange and also including the dilutive effect of employee share schemes, adjusted diluted earnings per share, at constant rates, increased 0.7% to 365.0p (31 December 2024: 362.5p). Adjusting for the profit1 performance of Canada, adjusted diluted earnings per share was 340.5p, a decline of 0.2% (31 December 2024: 341.1p), being an increase of 3.4% to 352.8p at constant rates of exchange. For a full reconciliation of diluted earnings per share to adjusted diluted earnings per share and adjusted diluted earnings per share as adjusted for Canada, both at constant rates, see page 53. Please also refer to page 57 for further reconciliations of profit from operations and diluted EPS to adjusted profit from operations1 and adjusted diluted EPS1 at both current (actual) and constant rates of exchange. 1. The adjustment in respect of Canada is discussed on page 14, with the adjustment based upon the profit after interest and tax from all sources, excluding New Categories, in Canada. BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 4

BAT Preliminary Announcement 2025 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Regional Review

The performances of the regions are discussed below. The following discussion is based upon the Group's internal reporting structure.

All references to volume share or value share movement in the following discussion are compared to FY 2024. See page 39 for a discussion on the use of these measures.

Products sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

United States (U.S.):

- Reported revenue up 2.3%, being an increase of 5.5% at constant rates.
- Modern Oral revenue up 297% (or 310% at constant rates) with category volume share up 11.6 ppts to 18.0%, driven by Velo Plus.
- Vuse maintained value share leadership* despite a 6.4% decline in revenue (down 3.4% at constant rates of exchange), mainly driven by lower volume due to the continued impact of illicit single-use vapour products.
- Combustibles revenue up 1.4% (up 4.6% at constant rates) as price/mix (including excise duty drawback) more than offset a 7.7% decline in volume. Volume share down 10 bps with value share up 30 bps.
- Smokeless now represents 19.6% of total revenue.

Volume/Revenue

Please see page 48 for a full reconciliation to constant currency metrics, including prior year data.

	Volume		Revenue				
	Reported		Reported				
			Current		Exchange	Constant	
For year ended 31 December 2025	Unit	vs 2024	£m	vs 2024	£m	£m	vs 2024
New Categories			**1,251**	+16.1%	**39**	**1,290**	+19.8%
Vapour (units mn)	**262**	-8.8%	**934**	-6.4%	**29**	**963**	-3.4%
HP (sticks bn)	**—**	—%	**—**	—%	**—**	**—**	—%
Modern Oral (pouches bn)	**3.5**	+249%	**317**	+297%	**10**	**327**	+310%
Traditional Oral (stick eq bn)	**4.8**	-8.9%	**1,006**	-5.0%	**31**	**1,037**	-2.0%
Total Smokeless			**2,257**	+5.6%	**70**	**2,327**	+9.0%
Total Combustibles (bn sticks)	**44**	-7.7%	**9,218**	+1.4%	**295**	**9,513**	+4.6%
Other			**59**	+23.2%	**4**	**63**	+27.5%
Total			**11,534**	+2.3%	**369**	**11,903**	+5.5%

Constant currency measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.

See page 45 for a discussion on the preparation of the U.S. financial information, initially based on U.S. GAAP as the primary financial record and converted to IFRS for the purpose of consolidation within the results of the Group.

Reported revenue increased 2.3%, despite a translational foreign exchange headwind, negatively impacting revenue by 3.2%.

On a constant currency basis, which we believe reflects the operational performance, revenue increased 5.5%. This was driven by the performance in:

- **Combustibles**, where revenue increased 4.6%, as the positive impact of price/mix (including excise duty drawback) of +12.3% more than offset a 7.7% reduction in volume, compared to the industry volume decline of 7.4%. Our volume share was down 10 bps while value share was up 30 bps following the commercial actions taken in 2024 to deliver sustainable value; and
- **Modern Oral,** where revenue increased by 310%, driven by higher volume (up 249%), following the successful national roll-out of Velo Plus. Accordingly, our category volume share[1] was up 11.6 ppts to 18.0% with value share growth of 9.1 ppts to 13.1%.

These were partly offset by:

- **Vapour**, where the U.S. is the world's largest market. Revenue was down 3.4%, as price/mix (+5.4%) was offset by an 8.8% decline in consumables volume driven by an industry decline of c.9% mainly due to the continued impact of illicit single-use vapour products. There are encouraging signs for Vuse with the brand back to revenue growth in the second half of 2025 driven by increased enforcement at a Federal and State level. We remain optimistic that Vuse will benefit as the authorities continue with enforcement initiatives in 2026. We maintained leadership in value share with an increase in value share of 2.0 ppts to 51.7%*; and
- **Traditional Oral,** where revenue declined 2.0%, as price/mix (+6.9%) was more than offset by lower volume (down 8.9%) due to the continued Poly-use of Modern Oral by Traditional Oral consumers.

* Based on estimated value share for Vapour in tracked channels (i.e., value share of rechargeable closed systems consumables and disposables sales in retail) in the Top Vapour markets.

Profit from operations and operating margin

Please see page 57 for a full reconciliation to constant currency, including prior year data.

	Reported		Adj.	Exchange	Adjusted	
	Current				Constant	
For year ended 31 December 2025	£m	vs 2024	£m	£m	£m	vs 2024
Profit from Operations	**4,942**	+20.9%	**1,601**	**223**	**6,766**	+5.9%
Operating Margin	**42.8%**	+7 ppts			**56.8%**	+20 bps

Constant currency measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.

Reported profit from operations increased by 20.9%, as both an impairment charge of £646 million in respect of Camel Snus (see page 25) and income (£132 million) related to Fox River recognised in 2024 did not repeat. Accordingly, reported operating margin was up 6.6 ppts to 42.8%.

Excluding adjusting items (largely in respect of amortisation, impairment charges and income related to Fox River recognised in 2024) and a translational foreign exchange headwind of £223 million, our performance was positively impacted by the growth in revenue (described above).

At constant rates of exchange, adjusted profit from operations was up 5.9% to £6,766 million, with adjusted operating margin up 20 bps.

5

BAT Preliminary Announcement 2025 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Regional Review

Continued

Americas and Europe (AME):

- Reported revenue up 0.7%, an increase of 3.3% at constant rates of exchange.
- New Category revenue up 4.8%, up 4.3% at constant rates of exchange.
- Resilient combustibles revenue performance - down 0.9%, an increase of 2.3% at constant rates of exchange driven by price/mix.
- Combustibles volume share up 10 bps and value share down 70 bps.
- Multi-category region with Smokeless now representing 19.9% of revenue.

Volume/Revenue

Please see page 48 for a full reconciliation to constant currency, including prior year data.

	Volume		Revenue				
	Reported		Reported				
			Current		Exchange	Constant	
For year ended 31 December 2025	Unit	vs 2024	£m	vs 2024	£m	£m	vs 2024
New Categories			**1,813**	+4.8%	**(6)**	**1,807**	+4.3%
Vapour (units mn)	**244**	-11.6%	**543**	-11.2%	**(1)**	**542**	-11.4%
HP (sticks bn)	**8**	-3.4%	**470**	+6.2%	**1**	**471**	+6.2%
Modern Oral (pouches bn)	**7.5**	+19.0%	**800**	+18.3%	**(6)**	**794**	+17.3%
Traditional Oral (stick eq bn)	**0.7**	-10.3%	**37**	+9.9%	**(1)**	**36**	+5.1%
Total Smokeless			**1,850**	+4.9%	**(7)**	**1,843**	+4.4%
Total Combustibles	**237**	-4.9%	**6,974**	-0.9%	**226**	**7,200**	+2.3%
Other[1]			**485**	+10.8%	**20**	**505**	+15.7%
Total			**9,309**	+0.7%	**239**	**9,548**	+3.3%

Constant currency measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.

1. Other revenue in AME largely relates to sales of leaf to external parties and revenue from warehousing and distribution of other fast moving consumer goods.

Reported revenue was up 0.7%, negatively impacted by a translational foreign exchange headwind of 2.6%.

On a constant currency basis, which we believe reflects the operational performance, revenue increased by 3.3% to £9,548 million, driven by:

- **Combustibles**, with revenue 2.3% higher, largely driven by higher volume and pricing in Türkiye, Brazil and Mexico. These factors combined with robust pricing in Romania to more than offset a reduction in revenue in Canada (due to lower price/mix and volume) and Germany (driven by lower volume). Cigarette value share was down 70 bps with volume share up 10 bps;
- **Modern Oral**, where we are category leaders, with volume up 19.0%. Revenue grew 17.3%, while volume share of the Modern Oral category was down 20 bps. The volume and revenue growth reflects the strength of our portfolio in both established oral markets across Scandinavia, and markets that are more recent adopters of Modern Oral such as the UK, Switzerland and Austria; and
- **HP** (revenue up 6.2%) as higher revenue in Italy and Germany was partly offset by lower revenue in Romania largely due to the prioritisation of resource allocation ahead of the wider roll-out of glo Hilo in the region.

These more than offset:

- Lower revenue from **Vapour** (down 11.4%), largely driven by a decline in revenue in Canada (due to the continued lack of enforcement against illegal flavoured vapour products) and regulatory and excise changes in the UK, Poland and France. Our value share leadership was down 60 bps with gains in Germany more than offset by a value share decline in Canada.

Profit from operations and operating margin

Please see page 57 for a full reconciliation to constant currency and as adjusted for Canada metrics, including prior year data.

	Reported		Adj.	Exchange	Adjusted		Adjusted for Canada	
		Current				Constant		Constant
For year ended 31 December 2025	£m	vs 2024[2]	£m	£m	£m	vs 2024	£m	vs 2024
Profit from Operations	**3,433**	n/m	**(128)**	**72**	**3,377**	+1.7%	**3,069**	+9.6%
Operating Margin	**36.9%**	n/m			**35.4%**	-50 bps	**32.1%**	+1.8 ppts

Constant currency measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.

1. Adjusted for Canada excludes the performance of the Canadian business (excluding New Categories). 2. n/m - not meaningful as 2024 was a loss of £3,464 million / operating margin -37%.

Reported profit from operations increased to a profit of £3,433 million (from a loss of £3,464 million in 2024), largely due to movements in respect of the Canadian litigation settlement. While 2024 included a charge of £6.2 billion, 2025 benefited from a net credit of £524 million following a change to the forecasted Canadian combustibles industry performance. This reduced the provision by £708 million (credit) but was partly offset by a goodwill impairment charge of £184 million, described on page 14. 2025 was also negatively impacted by the classification of the Group's business in Cuba as held-for-sale, recognising a charge of £235 million (2024: £74 million) as discussed on page 15, and a charge of £39 million which related to the loss of a distribution facility in Ukraine following a missile attack in the second half of 2025. A goodwill impairment charge in Peru (£72 million) was also recognised due to the ongoing difficult trading conditions. These were partially offset by a credit of £15 million in respect of an excise audit in Romania (2024: £449 million charge). Other fixed asset charges of £75 million in 2024 did not repeat.

Our performance was also negatively impacted by a translational foreign exchange headwind of £72 million or 2.2%.

Excluding the impact of foreign exchange, adjusting items (described above and on page 26) and also adjusting for the performance of Canada, adjusted profit from operations was up 9.6% to £3,069 million, due to an improved financial performance in Brazil (due to combustibles with higher volume and pricing), Romania (driven by pricing in combustibles), and Türkiye (led by the revenue performance in combustibles). The increase was also due an improved financial performance across our New Categories; notably in Modern Oral (driven by Sweden, Switzerland and Italy), Vapour (which became profitable on a category contribution basis) and a reduction in losses in HP driven by resource allocation.

6

BAT Preliminary Announcement 2025 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Regional Review

Continued

Asia-Pacific, Middle East and Africa (APMEA):

- Reported revenue declined 10.9%, a decrease of 7.2% at constant rates.
- Headwinds to volume and financial performance due to regulatory and fiscal challenges in Australia and Bangladesh.
- Combustibles value share down 40 bps with volume share down 40 bps.
- New Category revenue down 10.6%, or 7.6% at constant rates of exchange, driven by HP in Japan and South Korea.
- Smokeless now represents 11.7% of total revenue.

Volume/Revenue

Please see page 48 for a full reconciliation to constant currency, including prior year data.

	Volume		Revenue				
	Reported					Reported	
				Current	Exchange	Constant	
For year ended 31 December 2025	Unit	vs 2024	£m	vs 2024	£m	£m	vs 2024
New Categories			**557**	-10.6%	**19**	**576**	-7.6%
Vapour (units mn)	**32**	-38.2%	**65**	-41.2%	**3**	**68**	-39.4%
HP (sticks bn)	**12**	-3.9%	**444**	-7.0%	**15**	**459**	-3.8%
Modern Oral (pouches bn)	**1.2**	+24.7%	**48**	+39.8%	**1**	**49**	+44.2%
Traditional Oral (stick eq bn)	**—**	—%	**—**	—%	**—**	**—**	—%
Total Smokeless			**557**	-10.6%	**19**	**576**	-7.6%
Total Combustibles	**196**	-11.7%	**4,009**	-11.9%	**165**	**4,174**	-8.3%
Other			**201**	+16.3%	**12**	**213**	+23.7%
Total			**4,767**	-10.9%	**196**	**4,963**	-7.2%

Constant currency measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.

Reported revenue declined 10.9%, largely due to the regulatory and fiscal challenges impacting combustibles in Australia and Bangladesh, partly offset by higher combustibles revenue in Nigeria, Indonesia and Pakistan. Translational foreign exchange was a headwind of 3.7%.

On a constant currency basis, which we believe reflects the operational performance, revenue was down 7.2%.

Combustibles revenue, was down 8.3% due to the factors described above. Our combustibles value share declined 40 bps with volume share down 40 bps as volume share gains in Pakistan were more than offset by reductions in Japan.

In total, New Categories revenue was down 7.6%.

Revenue grew in **Modern Oral** (up 44.2%) with strong revenue growth in Global Travel Retail (GTR), Pakistan, Japan and South Africa.

However, this was more than offset by a reduction in:

- **HP**, with revenue down 3.8%, largely driven by Japan (which remains highly competitive alongside the continued phase-out of our legacy super-slims platform) and South Korea, partially offset by a strong performance in Kazakhstan; and
- **Vapour**, as volume was down 38.2%, leading to a 39.4% reduction in revenue largely driven by lower volume in South Africa and New Zealand and by the Group exiting the category in a number of markets (including Malaysia and Saudi Arabia).

Profit from operations and operating margin

Please see page 57 for a full reconciliation to constant currency metrics, including prior year data

	Reported		Adj.	Exchange	Adjusted	
		Current				Constant
For year ended 31 December 2025	£m	vs 2024	£m	£m	£m	vs 2024
Profit from Operations	**1,622**	-23.3%	**102**	**69**	**1,793**	-17.9%
Operating Margin	**34.0%**	-5.5 ppts			**36.1%**	-4.7 ppts

Constant currency measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.

Profit from operations was down 23.3%, including a translational foreign exchange headwind of £69 million or 3.2%. The lower profit from operations was mainly driven by the revenue movements above.

In 2025, the Group recognised a further impairment charge of £21 million (2024: £39 million) in respect of Malaysia in response to the ongoing difficult trading conditions.

Excluding adjusting items and translational foreign exchange, adjusted profit from operations at constant rates was down 17.9% to £1,793 million driven by:

- Australia, due to continued increases in the illicit segment which we estimate now accounts for more than 65% of the combustibles industry volume, with the duty paid combustibles industry volume down more than 40% in 2025; and
- Bangladesh, driven by the increase in excise and minimum price in January 2025, necessitating an increase in consumer prices by 20-30%, which resulted in a reduction in the duty paid combustibles industry volume by more than 20%.

However, these were partly offset by an increase in Pakistan (led by the growth of Modern Oral and pricing in combustibles), Nigeria (driven by higher combustibles volume and improved combustibles pricing) and Indonesia (driven by higher combustibles volume and pricing).

7

Category Performance Review Vapour - Vuse – Vapour revenue down 10.4% or 8.6% (at constant rates), with volume down 12.6%, impacted by illicit products mainly in the U.S. and Canada and regulatory and excise changes (in the UK, Poland and France). – Continued value share* leadership with a 60 bps increase driven by the U.S. – In Europe, Vapour value share down 10 bps* with industry rechargeable closed systems back in growth. – Positive early performance of our premium innovation, Vuse Ultra, in Canada, Germany and France. Group Vapour performance was negatively impacted by: – The U.S., the world's largest Vapour market, where Group volume was down 8.8% mainly due to the continued proliferation of illicit single-use vapour products. Accordingly, revenue was down 6.4% (or 3.4% on a constant currency basis). However, we are encouraged by recent signs of Vuse returning to revenue growth in the second half of 2025 in the U.S. supported by increased enforcement against illicit single-use vapour products. We maintained leadership in value share with an increase in value share of 2.0 ppts to 51.7%*; – AME, where revenue was 11.2% lower (a decline of 11.4% on a constant currency basis), largely driven by a decline in revenue in Canada (due to the continued lack of enforcement against illegal flavoured vapour products) and regulatory and excise changes in the UK, Poland and France. Our value share* leadership was down 60 bps with gains in Germany more than offset by a value share decline in Canada; and – APMEA, where volume declined 38.2%, leading to a 41.2% reduction in revenue (being down 39.4% at constant rates), largely driven by lower volume in South Africa and New Zealand and by the Group exiting the category in a number of markets (including Malaysia and Saudi Arabia). Our new premium innovation, Vuse Ultra, offers consumers a highly differentiated, connected and customisable experience. We are encouraged by the early performance in Canada, Germany and France. * Based on estimated value share for Vapour in tracked channels (i.e., value share of rechargeable closed systems consumables and disposables sales in retail) in the Top Vapour markets. Top Vapour markets are defined as the Top markets by industry revenue, being the U.S., Canada, the UK, France, Germany, Poland and Spain. These Top markets account for c.80% of total industry vapour revenue (rechargeable closed systems consumables and disposables in tracked channels) in 2024. Heated Products (HP) - glo – Revenue down 0.7%, up 1.0% at constant rates, impacted by competitive pressure and resource allocation ahead of glo Hilo launches. – Volume share* down 1.5 ppts, mostly impacted by competitive pressure and the phase-out of legacy super-slims in Japan. – AME volume share down 80 bps with growth in Spain, Portugal and the Czech Republic more than offset by Romania, Germany, Italy and Poland. – Momentum building with roll-out of glo Hilo in largest profit pools. In AME, volume was down 3.4%, with revenue up 6.2% (being an increase of 6.2% at constant rates), as higher revenue in Italy and Germany was partly offset by lower revenue in Romania largely due to the prioritisation of resource allocation ahead of the wider roll-out of glo Hilo in the region. In APMEA, volume was down 3.9%, with revenue down 7.0%, or 3.8% at constant rates, largely driven by Japan (which remains highly competitive alongside the continued phase-out of our legacy super-slims platform) and South Korea, partially offset by a strong performance in Kazakhstan. Our new premium connected device, glo Hilo, offers faster heating technology and an integrated display combined with a new consumables range, Virto and tobacco-free Rivo. We have continued the roll-out through H2 2025, focused on the largest profit pools with launches in Japan, Poland and Italy. * Volume share is based upon the Top HP markets, which are defined as the Top markets by industry revenue. Top markets are Japan, South Korea, Italy, Germany, Greece, Poland, Romania, the Czech Republic, Spain and Portugal. These Top markets account for c.80% of total industry HP revenue in 2024. Modern Oral - Velo – Revenue up 47.4%, up 48.0% at constant rates, with volume growth of 47.1%. – Growth in volume share* up 5.8 ppts in Total Oral and up 7.5 ppts in Modern Oral. – AME volume share leadership maintained, with strong revenue growth in Scandinavia, the UK and Switzerland. – Triple-digit volume and revenue growth in the U.S., following the national roll-out of Velo Plus. In AME, where we are category leaders, our volume was up 19.0%, with revenue up 18.3% (up 17.3% at constant rates) while volume share of the Modern Oral category was down 20 bps. The volume and revenue growth reflects the strength of our portfolio in both established oral markets across Scandinavia, and markets that are more recent adopters of Modern Oral such as the UK, Switzerland and Austria. In the U.S., revenue increased by 297% (or 310% at constant rates), driven by higher volume (up 249%), following the successful national roll-out of Velo Plus. Accordingly, our category volume share was up 11.6 ppts to 18.0% with value share growth of 9.1 ppts to 13.1%. This performance has positioned Velo as the fastest growing brand in the category, reaching the number 2 position in both volume and value share. While we await the outcome of our PMTA submission for new Velo variants, we have invested in higher capacity to support our sustainable growth agenda. In addition, in August 2025, we expanded distribution of Grizzly nicotine pouches, reaching 1.8% national share by December 2025 - successfully capturing Grizzly Traditional Oral consumers interacting with the Modern Oral category. In APMEA, our volume grew 24.7% and our revenue grew 39.8% (up 44.2% at constant rates), with strong revenue growth in Global Travel Retail (GTR), Pakistan, Japan and South Africa. * Volume share is based upon the Top Modern Oral markets which are defined as the Top markets by industry revenue, being the U.S., Sweden, Denmark, Norway, Switzerland, the UK and Poland, accounting for c.90% of total industry Modern Oral revenue in 2024. BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 8

Category Performance Review Continued Combustibles – Revenue down 2.3%, up 1.0% at constant rates with momentum accelerating through the year. – Value share* flat; volume share* down 10 bps, as growth in AME was more than offset by the U.S. and APMEA. – Return to growth in the U.S., with revenue up 1.4% (or 4.6% at constant rates) as price/mix (including excise duty drawback) more than offset volume decline. – Resilient AME performance with revenue down 0.9%, or up 2.3% at constant rates, driven by Türkiye, Brazil and Mexico. – APMEA revenue declined 11.9%, or 8.3% at constant rates, impacted by Australia and Bangladesh with total volume down 11.7%. Group cigarette volume was down 7.9% to 465 billion sticks as volume growth in Türkiye, Nigeria, Indonesia and Brazil was more than offset by lower volume in a number of markets, mainly driven by Bangladesh, the U.S. and Poland and market exits (including Mali). Revenue from combustibles declined 2.3% to £20,201 million, up 1.0% at constant rates of exchange as the Group benefitted from a robust price/mix (including U.S. excise duty drawback) of +9.1%. This was partly offset by the lower volume (down 8.1%). Excluding the impact of translational foreign exchange: – In the U.S., revenue increased 4.6%, as the positive impact of price/mix (including excise duty drawback) of +12.3% more than offset a 7.7% reduction in volume, compared to the industry volume decline of 7.4%. Our volume share was down 10 bps while value share was up 30 bps following the commercial actions taken in 2024 to deliver sustainable value; – In AME, revenue was 2.3% higher, largely driven by higher volume and pricing in Türkiye, Brazil and Mexico. These factors combined with robust pricing in Romania to more than offset a reduction in revenue in Canada (due to lower price/mix and volume) and Germany (driven by lower volume); and – In APMEA, revenue declined 8.3% due to regulatory and fiscal challenges impacting combustibles in Australia and Bangladesh, partly offset by higher combustibles revenue in Nigeria, Indonesia and Pakistan. * Volume and value share are based upon the Top cigarette markets which are defined as the Top markets by industry revenue, being the U.S., Japan, Brazil, Germany, Pakistan, Mexico and Romania, accounting for c.60% of total industry cigarettes revenue in 2024. Traditional Oral Group volume declined 9.1% to 5.5 billion stick equivalents. Total revenue was £1,043 million (2024: £1,092 million), down 4.5% or 1.7% at constant rates. In the U.S. (which accounts for 96% of Group revenue from the category), revenue declined 5.0% or 2.0% at constant rates of exchange, as price/mix was insufficient to offset the volume decline of 8.9%, due to the continued Poly-use with Modern Oral. Value share in the U.S. decreased 40 bps, with volume share down 40 bps, negatively impacted by consumer migration predominantly in the aspirational premium segment, where Grizzly is positioned. Outside the U.S., revenue grew 9.9% or 5.1% at constant rates of exchange as pricing more than offset a 10.3% decline in volume in 2025. Beyond Nicotine Btomorrow Ventures (BTV), the corporate venture capital arm of BAT, has completed 30+ investments since its launch in 2020. BTV provides strategic value to the next generation of innovative companies, to support the Group’s purpose of creating A Better Tomorrow™. In 2025, BTV’s Fund II, an additional £200 million second fund commitment from BAT announced in 2024, was repositioned. Fund II now has a broader mandate, focusing on investments in: – Smokeless nicotine products, – business transformation and capability enablers, – sustainability, and – a continued focus on Wellbeing and Stimulation. In 2025, BTV made five new investments, including Bloom Biorenewables and China Materialia Evergreen Fund. In November 2023, the Group announced the signing of an agreement for a further proposed investment in Organigram of CAD$125 million (£74 million), payable across three tranches, with approvals received from the shareholders of Organigram on 18 January 2024. In February 2025, we paid the last of the three tranches of the Group’s follow-on investment. The Group’s equity position at 31 December 2025 was 36.8% (restricted to 30% voting rights). Please see page 15 for more information on our investment in Organigram. Following a series of pilot launches of our own functional wellness shot brand, Ryde, we are continuing commercial expansion. Our scientifically formulated range of Energy, Focus and Relax are available in three markets – Australia, Canada and the U.S. Our recent innovations of Sleep and Exercise shots are in selected distribution across the U.S. and Australia. While immaterial to the Group's results, Ryde is not sold in Canada by ITCAN but by another Group subsidiary. Accordingly, the performance does not form part of the future settlement payments due as part of the Approved Plans and have also been excluded from the adjustment referred to on page 14. BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 9

BAT Preliminary Announcement 2025 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Other Financial Information

Cash flow

We continue to make progress on de-leveraging our balance sheet and we expect to be within our leverage target range of 2.0-2.5x adjusted net debt/adjusted EBITDA as adjusted for Canada by the end of 2026, driven by continued strong cash generation.

We continue to expect the Group to generate c.£50 billion of free cash flow before dividends between 2024 and 2030 (inclusive). To date we have generated £11.9 billion.

Our active capital allocation framework considers the continued investment in our transformation, the macro-environment, and potential future litigation and regulatory outcomes.

We understand the importance of cash returns to shareholders, and remain committed to our progressive dividend based upon 65% of long-term sustainable earnings.

	For years ended 31 December		
	2025	2024	Change
	£m	£m	%
Net cash generated from operating activities	**6,342**	10,125	-37.4%
Operating cash flow conversion	**100%**	101%	
Free cash flow – before payment of dividends	**4,048**	7,901	-48.8%
Free cash flow – after payment of dividends	**(1,190)**	2,688	-144%

Note:

2025 was negatively impacted by the payment made in respect of the Approved Plans in Canada of £2,560 million. Excluding this, net cash generated from operations would have been £8,902 million, free cash flow before dividends would have been £6,608 million and free cash flow after dividends would have been an inflow of £1,370 million.

	As at 31 December		
	2025	2024	Change
	£m	£m	%
Borrowings (including lease liabilities)	**35,070**	36,950	-5.1%
Adjusted net debt	**30,416**	30,583	-0.5%

In the Group's cash flow, prepared in accordance with IFRS and presented on page 23, net cash generated from operating activities declined by 37.4% to £6,342 million (2024: £10,125 million). This was driven by:

- payment of cash, cash equivalents and investments held at fair value totalling £2,560 million, in the second half of 2025, as part of the Approved Plans (as discussed on page 14) in Canada;
- deferral of US$895 million of tax payments in the U.S. from 2024 to 2025, negatively impacting 2025 by £678 million; and
- payment related to the Franked Investment Income Group Litigation Order (FII GLO) of £479 million (2024: £50 million). The Group will make further payments of £222 million in 2026 and £41 million in 2027 (see page 37).

These were partly offset by payments in 2024 in respect of the DOJ and OFAC (£267 million) and an excise assessment in Romania (£390 million), both of which did not repeat.

Operating cash conversion and free cash flow (before and after dividends paid to shareholders)

The Group's operating cash conversion rate (based upon adjusted profit from operations and defined on page 53) was largely in line with the prior period, at 100% (2024: 101%).

Free cash flow (before the payment of dividends), as defined on page 54, was £4,048 million for 2025 (2024: £7,901 million), a decrease of 48.8%. This was driven by the reduction in net cash generated from operating activities (driven by the initial payment of £2.6 billion as part of the Approved Plans in Canada, the deferral from 2024 of U.S. tax of £678 million and payments in respect of FII GLO (£479 million)) and higher net capital expenditure (2025: £612 million; 2024: £434 million), partly offset by lower net interest paid (2025: £1,582 million; 2024: £1,669 million).

The Group expects its gross capital expenditure in 2026 to be approximately £750 million mainly related to the ongoing investment in the Group's operational infrastructure, including the expansion of our New Categories portfolio and enhancements to our Modern Oral capacity.

After paying dividends of £5,238 million (2024: £5,213 million), free cash flow (after dividends paid to shareholders), as defined on page 54, was an outflow of £1,190 million for 2025 (2024: £2,688 million inflow).

For a full reconciliation of net cash generated from operating activities to free cash flow before and after dividends, see page 54.

10

BAT Preliminary Announcement 2025 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Other Financial Information

Continued

Borrowings and net debt

Borrowings (which includes lease liabilities) were £35,070 million at 31 December 2025, a decrease of 5.1% compared to £36,950 million at 31 December 2024 mainly due to foreign exchange movements related to the US dollar and sterling, which were a tailwind in 2025.

The Group remains confident of its ability to access the debt capital markets successfully and reviews its options on a continuing basis.

The Group's average centrally managed debt maturity was 9.5 years at 31 December 2025 (31 December 2024: 9.5 years), and the highest proportion of centrally managed debt maturing in a single rolling 12-month period was 15.1% (31 December 2024: 14.8%).

The Group defines net debt as borrowings (including related derivatives and lease liabilities), less cash and cash equivalents (including restricted cash) and current investments held at fair value. Closing net debt was £31,215 million at 31 December 2025 (31 December 2024: £31,253 million).

A reconciliation of borrowings to net debt is provided below.

	As at 31 December		
	2025 £m	2024 £m	Change %
Borrowings (including lease liabilities)	**(35,070)**	(36,950)	-5.1%
Derivatives in respect of net debt	**12**	(113)	-111%
Cash and cash equivalents	**3,827**	5,297	-27.8%
Current investments held at fair value	**16**	513	-96.9%
Net debt	**(31,215)**	(31,253)	-0.1%
Maturity profile of net debt:			
Net debt due within one year	**492**	1,545	-68.2%
Net debt due beyond one year	**(31,707)**	(32,798)	-3.3%
Net debt	**(31,215)**	(31,253)	-0.1%

The movement in net debt includes the free cash outflow, after payment of dividends to shareholders, of £1,190 million (2024: £2,688 million inflow), as described on page 54. Also impacting the carrying value of net debt at the balance sheet date are:

- Cash inflow related to share schemes and investing activities of £167 million (2024: £74 million outflow), which, in 2025, included net proceeds of £318 million from the sale of around 59% of the Group's investment in ITC Hotels;
- the liquidation of investments (£437 million) that were then included in the upfront payment in respect of Canada as part of the Approved Plans;
- Net proceeds from the partial monetisation of our investment in ITC of £1,052 million (2024: £1,577 million);
- The purchase of £1.1 billion of own shares under the Group's 2025 share buy-back programme (2024: £0.7 billion);
- Other non-cash movements of £41 million inflow (2024: £568 million outflow) including the net inflow from the redemption and issuance of perpetual hybrid bonds in 2025. 2024 was negatively impacted by the repurchase of a series of bonds in May 2024 as part of the Group's debt liability management exercise; and
- Foreign exchange impacts related to the revaluation of foreign currency denominated net debt balances being a net tailwind of £1,121 million (2024: £674 million headwind).

Investments held at fair value through profit and loss included restricted amounts at 31 December 2024 of £437 million were subsequently paid as part of the settlement of historical litigation in Canada as described on page 14. At 31 December 2025 nil (31 December 2024: £60 million) was restricted due to potential exchange control restrictions.

Cash and cash equivalents include restricted amounts of £268 million (31 December 2024: £2,072 million) in Canada which will be paid as part of the ongoing settlement payments and £67 million (31 December 2024: £339 million) principally due to exchange control restrictions.

11

BAT Preliminary Announcement 2025 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Other Financial Information

Continued

Borrowings and net debt (continued)

Adjusted net debt and adjusted net debt to adjusted EBITDA, including as adjusted for Canada

For the purposes of assessing the Group's ability to service and repay borrowings, the Group uses the ratio of adjusted net debt to adjusted EBITDA, including as adjusted for Canada. Adjusted EBITDA is defined as profit for the year (earnings) before net finance costs, taxation on ordinary activities, share of post-tax results of associates and joint ventures, depreciation, amortisation, impairment costs and adjusting items. Adjusted EBITDA as adjusted for Canada is further adjusted to exclude the impact of the Canadian business (other than New Categories) as described on page 14. Please refer to page 56 for a reconciliation of profit for year to adjusted EBITDA, including as adjusted for Canada.

The Group also adjusts net debt for the purchase price allocation adjustment to the debt, included within borrowings, acquired as part of the acquisition of Reynolds American Inc. This is an accounting adjustment and does not reflect the enduring repayment of the instrument. The Group Management Board believes that this additional measure, which is used internally to assess the Group's financial capacity, is useful to the users of the financial statements in helping them to see how the Group's financial capacity has changed over the year. The adjusted net debt position is provided below:

	As at 31 December		
	2025	2024	Change
	£m	£m	%
Net debt	**(31,215)**	(31,253)	-0.1%
Net debt items included within assets held-for-sale	**208**	—	0%
Purchase price allocation (PPA) adjustment to acquired debt	**591**	670	-11.7%
Adjusted net debt	**(30,416)**	(30,583)	-0.5%
Exchange	**(1,018)**		
Adjusted net debt translated at 2024 exchange rates	**(31,434)**	(30,583)	+2.8%
Provision recognised in respect of cash and cash equivalents and investments held at fair value in Canada, paid in August 2025.	**—**	(2,456)	
Adjusted net debt excluding the Canada provision, translated at 2024 exchange rates	**(31,434)**	(33,039)	-4.9%

The Group's ratio of adjusted net debt to adjusted EBITDA as at 31 December 2025 was 2.48x (2024: 2.44x).

Adjusting for Canada's adjusted EBITDA in both 2025 and 2024, and the cash held at 31 December 2024 which reduced adjusted net debt in the comparator period and was paid as part of the settlement obligation discussed on page 14, our leverage ratio at 31 December 2025 was 2.55x, a reduction of 0.20x (2024: 2.75x).

The calculation of adjusted net debt to adjusted EBITDA (including adjustments in respect of Canada) is provided on page 56.

Foreign currencies

The principal exchange rates used to convert the results of the Group's foreign operations to pounds sterling for the purposes of inclusion and consolidation within the Group's financial statements are indicated in the table below. Where the Group has provided results "at constant rates of exchange" this refers to the translation of the results from the foreign operations at rates of exchange prevailing in the prior period – thereby eliminating the potentially distorting impact of the movement in foreign exchange on the reported results.

The principal exchange rates used were as follows:

	Average for the period ended 31 December		As at 31 December	
	2025	2024	**2025**	2024
Australian dollar	**2.045**	1.937	**2.017**	2.023
Bangladeshi taka	**160.886**	147.803	**164.432**	149.662
Brazilian real	**7.363**	6.893	**7.371**	7.737
Canadian dollar	**1.842**	1.751	**1.844**	1.801
Chilean peso	**1,253.837**	1,206.394	**1,212.663**	1,245.543
Euro	**1.167**	1.181	**1.145**	1.209
Indian rupee	**114.989**	106.952	**120.892**	107.223
Japanese yen	**197.243**	193.583	**210.830**	196.827
Romanian leu	**5.885**	5.877	**5.834**	6.018
South African rand	**23.562**	23.423	**22.287**	23.633
Swiss franc	**1.094**	1.125	**1.066**	1.135
US dollar	**1.319**	1.278	**1.345**	1.252

12

Sustainability Performance Update We continue to embed sustainability across our business as a strategic lever, driving performance, enhancing resilience, and enabling long-term growth. Our sustainability strategy is anchored in four interconnected impact areas beyond Tobacco Harm Reduction: Climate, Nature, Circularity, and Communities. By focusing on these areas, we aim to mitigate risks, strengthen resilience, and amplify positive contributions throughout our value chain. Over the past few years, we have made significant progress. For the second year in a row, BAT has received a Triple-A rating* from CDP for our 2025 disclosures on Climate Change, Water Security and Forest, one of 23 companies globally, reflecting our commitment to environmental transparency and action. Highlights include a 21% reduction in annual emissions between 2020 and 2024 (equivalent to 1,323 ktCO₂e), achieving 100% Alliance for Water Stewardship certification across all manufacturing sites in 2025, and a 50.8% reduction in water withdrawn. We also achieved a 30.4% reduction in absolute waste generated in our operations (vs 2017 baseline), and 93.5% of farmers in our Thrive Supply Chain1 have diversified crops. For our non-tobacco supply chain, we have achieved our 2025 target to complete an independent labour audit assessment across all product materials and higher-risk indirect suppliers. As our 2025 targets reach maturity, we recognise both our achievements and the work still ahead. Guided by our Double Materiality Assessment^, we are setting new 2030 targets under each strategic pillar, reinforcing our commitment to responsible growth and long-term value creation. These targets will enable us to proactively manage broad impacts, regulatory shifts, and evolving stakeholder expectations. In September 2025, we outlined our sustainability strategy and new 2030 targets to investors, receiving positive feedback on our digital data-driven approach, robust governance, value chain collaboration and alignment of commercial success with sustainable practices. Details of our new 2030 targets will be available in our Combined Annual and Sustainability Report 2025 which will be published on 13 February 2026. Notes: Our ambitions and targets cover all tobacco we purchase for our products (‘tobacco supply chain’), which is used in our combustibles, Traditional Oral and Heated Products. Our metrics, however, derive data from our annual Thrive assessment, which includes our directly contracted farmers and those of our third-party suppliers, which represented over 94% of the tobacco we purchased by volume in 2025 (‘Thrive Supply Chain’). * A to F (A as the best possible score). A rating is not a recommendation to buy, sell or hold securities. A rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately from any other rating. In addition, the criteria used in ratings may differ among ESG rating organisations. Companies may also supply different information to such organisations (or none at all) and this lack of consistency may impact ratings. ^ Although financial materiality has been considered in the development of our Double Materiality Assessment (DMA), our DMA and any conclusions in this document as to the materiality or significance of sustainability matters do not imply that all topics discussed therein are financially material to our business taken as a whole, and such topics may not significantly alter the total mix of information available about our securities. Other Information Risks and uncertainties The Board carried out a robust assessment of the Principal Risks and uncertainties facing the Group for the period, including those that would threaten its business model, future performance, solvency, liquidity and viability. The Board also maintained close oversight of the Group’s response to critical external uncertainties, recognising current macro-economic and geopolitical challenges. All Group risks are reviewed biannually by the Audit Committee and annually by the Board. During the period, the risk related to "Litigation" was renamed "Litigation and external investigations", the risk related to "Circular economy" was renamed "Circularity" and the risk related to “Cybersecurity” was renamed “Digital & Cyber”, reflecting the nature of the risk. There were no changes to the underlying risks. Leading in Sustainability is a core component and key building block of our corporate strategy and sustainability risk factors are embedded across the Group's risks in accordance with the management of these risks within the Group. The Principal Risks facing the Group are summarised under the headings of: – Competition from illicit trade; – Geopolitical tensions; – Tobacco, New Categories and other regulation interrupts the growth strategy; – Supply chain disruption; – Litigation and external investigations; – Significant increases or structural changes in tobacco, nicotine and New Categories related taxes; – Inability to develop, commercialise and deliver the New Categories strategy; – Disputed taxes, interest and penalties; – Injury, illness or death in the workplace; – Solvency and liquidity; – Foreign exchange rate exposures; – Climate change; – Circularity; and – Digital & Cyber. A summary of the Principal Risks which are monitored by the Board through the Group’s risk register will be included in the Group's Annual Report for the year ended 31 December 2025. BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 13

Other Information Continued Update on Quebec class action, CCAA and the Approved Plans in Canada As previously announced, on 29 August 2025, we implemented a court-sanctioned plan of compromise and arrangement to resolve all Canadian tobacco litigation and provide a full and comprehensive release to Imperial Tobacco Canada Limited and Imperial Tobacco Company Limited (together ITCAN), BAT p.l.c. and all related companies for all past, present and future tobacco claims in Canada. Substantially similar plans were also implemented by Rothmans, Benson & Hedges Inc. (RBH, a subsidiary of Philip Morris International Inc.) and JTI-Macdonald Corp. (JTIM, a subsidiary of Japan Tobacco International) (collectively, the Approved Plans). Under the Approved Plans, ITCAN, RBH and JTIM (collectively, the Companies) are required to pay an aggregate settlement amount of CAD$32.5 billion (approximately £17.6 billion). This amount is to be funded by: – an upfront payment equal to all the Companies’ cash and cash equivalents that was on hand as of 31 July 2025 (including investments held at fair value) plus certain court deposits (subject to an aggregate industry holdback of CAD$750 million (£407 million) allocated in March 2025 to RBH) plus 85% of any cash tax refunds that may be received by the Companies on account of the upfront payments; and – annual payments based on a percentage (initially 85%, reducing over time) of each of the Companies’ net income after taxes, based on amounts generated from all sources, excluding New Categories, until the aggregate settlement amount is paid. By the end of 2025, ITCAN had paid CAD$5.5 billion (£3.0 billion) in respect of its upfront payment obligation, which included an escrow payment made between December 2015 and June 2017 of CAD$758 million (£411 million) and payments during the second half of 2025 of CAD$4.8 billion (£2.6 billion). In addition, ITCAN’s payment obligation based on the period from 1 August 2025 to 31 December 2025 is currently estimated to amount to CAD$156 million (approximately £85 million) and will be due on 30 July 2026. In line with IFRS 10 Consolidated Financial Statements, ITCAN is consolidated in the Group’s results. Update on provision Under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, when there is an expected future economic outflow, arising from a past event, the value of which can be reasonably estimated, a provision should be recognised. A provision of £6.2 billion was recognised in 2024. For the 2025 financial year, the Group's estimated share of the undiscounted future liability has not materially changed. However, the Group has recognised a net credit of £708 million as the provision recognised in relation to the Canadian litigation settlement was updated in line with the latest forecast of the Canadian combustibles industry performance, impacting the present value of the future liability described on page 28. The update was, in particular, in respect of pricing and volume decline assumptions. However, it was partly offset by the allocation of the industry holdback to RBH referred to above. The net credit has been treated as an adjusting item. Update on goodwill Further to the latest financial forecasts in respect of Canada, and as discussed on page 27, the Group has reassessed the carrying value of goodwill. An adjusting charge of £184 million has been recognised in 2025. Goodwill recognised on the balance sheet in respect of Canada is £1,994 million at 31 December 2025. Update on restricted cash At 31 December 2025, restricted cash in respect of ITCAN was £268 million. For a summary of the case, please see the Contingent Liabilities section on page 36. Full details of the case and the assessment of goodwill will be included in the Group's Annual Report for the year ended 31 December 2025 (note 12 Intangible Assets and note 31 Contingent Liabilities and Financial Commitments). Adjusted performance As discussed in note 2 on page 24, Group's management (from 1 January 2025) assesses the performance of the Group by reviewing adjusted profit from operations as adjusted for Canada using the prior year's translational exchange rates (constant rate) to evaluate segment performance and allocate resources on a regional basis. Due to the initial uncertain nature of the timing of the implementation of the settlement on the Group’s 2025 results, for the purposes of 2025 versus 2024 this charge is 100% of the profit after interest and tax from all sources in Canada, excluding New Categories. From 2026, this charge will (following the underlying terms of the Approved Plans) be 85% of the profit after interest and tax from all sources in Canada, excluding New Categories, reducing in future periods in line with the Approved Plans. Also from 1 January 2025, as part of the adjustment for Canada, the Group has adjusted out the interest earned (in both the current year and comparator year's performance) on restricted cash held in Canada that was subsequently paid in line with the Approved Plans. The interest income earned on such balances is not representative of the ongoing business. BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 14

Other Information Continued Update on investigations into misconduct allegations The Group investigates, and becomes aware of governmental authorities’ investigations into, allegations of misconduct, including alleged breaches of sanctions and allegations of corruption, at Group companies. Some of these allegations are currently being investigated. The Group cooperates with the authorities, where appropriate. In addition, the Group is, and may in the future be, subject to investigations or legal proceedings in relation to, among other things, its marketing, promotion or distribution activities in respect of its products. As such, the Group or Group companies, could be subject to liability and costs associated with any damages, fines, or penalties brought in connection with these allegations. There are instances where the Group investigates or where Group companies are cooperating with relevant national competition authorities in relation to competition law investigations and/or engaged in legal proceedings at the appellate level. Operational and process review To further support our transformation and underpin investment initiatives to drive long-term sustainable profit and cash flow growth, we have started a structured time-bound programme (referred to as Fit2Win) to review processes and ways of working which will generate efficiencies and facilitate faster, more agile and effective decision-making. This programme includes a comprehensive review of our overhead optimisation opportunities, route to market and digitalisation, in order to deliver more effective, data-driven digital ways of working. It is expected to generate annualised cost efficiencies and cash flow of c.£600 million by the end of 2028 which will be re- invested to support further sustainable growth initiatives. These expected savings are in addition to the £2 billion of targeted savings between 2026 and 2030 announced at our Capital Markets Day in 2024. We expect associated one-off costs of around £600 million (including non-cash items of £100 million). As a one-off time bound programme and to aid comparison of performance, c.£500 million will be treated as adjusting items within adjusted profit from operations. Having commenced in 2025, the programme is expected to complete in 2027. Changes in the Group Cuba On 19 December 2025, the Group entered into an agreement to sell its 50% shareholding in Brascuba Cigarrillos S.A. (Brascuba), its operating entity in the Republic of Cuba (Cuba), to Tabagest S.A. (Tabagest), a company incorporated in Cuba and an existing investor in Brascuba. Completion of the business disposal and assignment of trading balances is conditional on receipt of formal government approval and there being no regulatory, compliance or other impediments to completion. Upon completion, the Group will no longer have a presence in Cuba. Consequently, management have classified the entirety of the assets and liabilities of the Cuban business, excluding intercompany balances, as a disposal group as at 31 December 2025 in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Impairment charges of £231 million and associated costs of £4 million have been recognised in the Income Statement as adjusting items. ITC Ltd (ITC) On 1 January 2025, ITC completed the demerger of its hotels business through a scheme of arrangement. Under this scheme, 60% of the equity in the newly incorporated entity, ITC Hotels Limited (ITC Hotels), was directly allocated to ITC’s shareholders in proportion to their existing shareholding in ITC as of that date. As part of the demerger accounting, ITC recognised the excess of the fair value over the carrying value of the hotels business as an adjusting item. The Group’s share of this adjusted gain amounted to £333 million (net of tax). The Group’s initial direct stake was approximately 15% and recognised as a non-current investment on the balance sheet held at fair value through Other Comprehensive Income. However, in December 2025, the Group sold 9% of ITC Hotels in a block trade, retaining a direct stake of 6.3%. Net proceeds from the sale were £318 million. On 28 May 2025, the Group disposed of 313.0 million shares in ITC resulting in a gain of £898 million in 2025. The sale represented 2.5% of ITC's ordinary shares. This compares to 2024 when the Group sold 436.9 million ordinary shares held in ITC, representing 3.5% of ITC's ordinary shares, and recognised a gain of £1,361 million in that year. The gain in both years has been treated as an adjusting item. Following the sale in 2025, the Group's shareholding in ITC decreased from 25.45% (31 December 2024) to 22.91% at 31 December 2025. Net proceeds from the sale of ITC shares was £1,052 million in 2025 and £1,577 million in 2024. Organigram Global Inc. (Organigram) As previously announced, the Group signed an agreement for a further investment in Organigram, with a value of CAD$125 million (£74 million) in three tranches. On 28 February 2025, the Group made the third and final tranche investment in Organigram for CAD$42 million (£23 million), subscribing for 7,562,447 common shares and 5,330,728 preferred shares at a price of CAD$3.22 per share. At 31 December 2025, the Group's ownership in Organigram was 36.77% (2024: 35.09%). Under the terms of the agreement, the Group's voting rights are restricted to 30%. BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 15

Other Information Continued Changes to the Main Board and Management Board Main Board As previously announced: – Soraya Benchikh stepped down from her role as Chief Financial Officer and from the Board of Directors of the Company with effect from 26 August 2025. A recruitment process to identify a permanent successor to the role of Chief Financial Officer is underway. Javed Iqbal, Director, Digital and Information, was appointed to the role of Interim Chief Financial Officer; – Matthew Wright joined the Board as an independent Non-Executive Director and a member of the Remuneration and Nominations Committees, with effect from 1 November 2025; – Holly Keller Koeppel, stepped down from the Audit Committee, with effect from 31 December 2025; – Holly Keller Koeppel will step down from the Board at the conclusion of the 2026 Annual General Meeting (AGM); and – Karen Guerra will be appointed as Senior Independent Director with effect from the conclusion of the 2026 AGM (subject to re- election), when Holly Keller Koeppel steps down from the Board. Management Board As previously announced: – Jerome Abelman stepped down from his role as Director, Legal and General Counsel and left BAT on 31 December 2025. He has been succeeded by Paul McCrory, previously Director, Corporate and Regulatory Affairs, with effect from 1 January 2026. – Michael Dijanosic stepped down from his role as Regional Director, Asia-Pacific, Middle East and Africa on 31 December 2025. He has been succeeded by Pascale Meulemeester, with effect from 1 January 2026. The responsibilities of the role of Director, Corporate and Regulatory Affairs transferred (with effect from 1 October 2025) to Kingsley Wheaton, Chief Corporate Officer. Going concern A description of the Group’s business activities, its financial position, cash flows, liquidity position, facilities and borrowings position, together with the factors likely to affect its future development, performance and position, are set out in this announcement. Further information will be provided in the Strategic Report and in the Notes on the Accounts, all of which will be included in the Group's 2025 Annual Report. The Group has sufficient existing financing available for its estimated requirements for at least 12 months from the date of approval of this preliminary announcement. This, together with the ability to generate cash from trading activities, the performance of the Group’s Strategic Portfolio, its leading market positions in a number of countries and its broad geographical spread, as well as numerous contracts with established customers and suppliers across different geographical areas and industries, provides the Directors with the confidence that the Group is well placed to manage its business risks successfully through the ongoing uncertainty, the current macro-economic financial conditions and the general outlook in the global economy. After reviewing the Group’s forecast financial performance and financing arrangements, the Directors consider that the Group has adequate resources to continue operating for at least 12 months from the date of approval of this preliminary announcement and that it is therefore appropriate to continue to adopt the going concern basis in preparing the Group's 2025 Annual Report. Additional information In addition to this preliminary announcement, the Group wishes to inform the reader that additional information will be available in documents filed with or furnished to the LSE and U.S. Securities and Exchange Commission (SEC) on 13 February 2026 and which should be referred to in addition to this preliminary announcement. Additional information includes: – The Group’s audited Financial Statements; – Reconciliations of all non-GAAP measures from the most relevant IFRS equivalent; – Information regarding contingent liabilities and financial commitments; – Information for shareholders on dividends; – Information with regard to the Group’s Principal Risks; and – Glossary and definition of key terms. This information will be included in the Group's: – 2025 Annual Report; and – Annual Report on Form 20-F for the 12 months ended 31 December 2025. These are expected to be published on 13 February 2026. BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 16

Financial Statements Contents Page Financial Statements: Group Income Statement 18 Group Statement of Comprehensive Income 19 Group Statement of Changes in Equity 20 Group Balance Sheet 22 Group Cash Flow Statement 23 Notes to the Financial Statements 24 Other Information 39 Data Lake and Reconciliations 46 BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 17

Financial Statements Group Income Statement For years ended 31 December 2025 2024 £m  £m Revenue1 25,610 25,867 Raw materials and consumables used (4,465) (4,565) Changes in inventories of finished goods and work in progress 239 129 Employee benefit costs (3,125) (2,831) Depreciation, amortisation and impairment costs (2,547) (3,101) Other operating income 192 340 Loss on reclassification from amortised cost to fair value (12) (10) Other operating expenses (5,895) (13,093) Profit from operations 9,997 2,736 Net finance costs (1,819) (1,098) Share of post-tax results of associates and joint ventures 1,681 1,900 Profit before taxation 9,859 3,538 Taxation on ordinary activities (2,094) (357) Profit for the year 7,765 3,181 Attributable to: Owners of the parent 7,764 3,068 Non-controlling interests 1 113 7,765 3,181 Earnings per share Basic 351.0p 136.7p Diluted 349.1p 136.0p All of the activities during both years are in respect of continuing operations. The accompanying notes on pages 24 to 38 form an integral part of this condensed consolidated financial information. 1. Revenue is net of duty, excise and other taxes of £32,160 million and £33,818 million for the years ended 31 December 2025 and 31 December 2024, respectively. BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 18

Financial Statements Continued Group Statement of Comprehensive Income For years ended 31 December 2025 2024 £m  £m  Profit for the year (page 18) 7,765 3,181 Other comprehensive (expense)/income Items that may be reclassified subsequently to profit or loss: (3,278) (50) Foreign currency translation and hedges of net investments in foreign operations – differences on exchange from translation of foreign operations (3,330) (195) – reclassified and reported in profit for the year 2 — – net investment hedges - net fair value gains on derivatives 151 20 – net investment hedges - differences on exchange on borrowings (20) 17 Cash flow hedges – net fair value gains 2 65 – reclassified and reported in profit for the year 16 36 – tax on net fair value gains in respect of cash flow hedges (13) (23) Associates – share of other comprehensive income, net of tax (133) (13) – differences on exchange reclassified to profit or loss 47 43 Items that will not be reclassified subsequently to profit or loss: (83) (7) Retirement benefit schemes – net actuarial losses (10) (19) – movements in surplus recognition (67) (14) – tax on actuarial losses in respect of subsidiaries — (1) Investments held at fair value – net fair value losses (2) (6) Associates – share of other comprehensive (loss)/income, net of tax (4) 33 Total other comprehensive expense for the year, net of tax (3,361) (57) Total comprehensive income for the year, net of tax 4,404 3,124 Attributable to: Owners of the parent 4,425 3,013 Non-controlling interests (21) 111 4,404 3,124 The accompanying notes on pages 24 to 38 form an integral part of this condensed consolidated financial information. BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 19

BAT Preliminary Announcement 2025 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Financial Statements
Continued

Group Statement of Changes in Equity

	Attributable to owners of the parent							
	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Perpetual hybrid bonds £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2025	**585**	**26,665**	**(902)**	**21,610**	**47,958**	**1,685**	**352**	**49,995**
Total comprehensive (expense)/income for the year comprising: (page 19)	—	—	(3,267)	7,692	4,425	—	(21)	4,404
Profit for the year (page 18)	—	—	—	7,764	7,764	—	1	7,765
Other comprehensive expense for the year (page 19)	—	—	(3,267)	(72)	(3,339)	—	(22)	(3,361)
Other changes in equity								
Cash flow hedges reclassified and reported in total assets	—	—	21	—	21	—	—	21
Employee share options								
– value of employee services	—	—	—	83	83	—	—	83
– proceeds from new shares issued	—	2	—	—	2	—	—	2
Dividends and other appropriations								
– ordinary shares	—	—	—	(5,240)	(5,240)	—	—	(5,240)
– to non-controlling interests	—	—	—	—	—	—	(108)	(108)
Purchase of own shares								
– held in employee share ownership trusts	—	—	—	(61)	(61)	—	—	(61)
– share buy-back programme, shares bought back and cancelled	(8)	8	—	(1,114)	(1,114)	—	—	(1,114)
Perpetual hybrid bonds								
– proceeds, net of issuance fees	—	—	—	—	—	1,050	—	1,050
– redemption of perpetual hybrid bonds, net of costs	—	—	—	(39)	(39)	(844)	—	(883)
– tax on issuance fees	—	—	—	—	—	2	—	2
– coupons paid	—	—	—	(55)	(55)	—	—	(55)
– tax on coupons paid	—	—	—	14	14	—	—	14
Non-controlling interests - acquisitions	—	—	—	(15)	(15)	—	(4)	(19)
Other movements	—	—	—	54	54	—	—	54
Balance at 31 December 2025	**577**	**26,675**	**(4,148)**	**22,929**	**46,033**	**1,893**	**219**	**48,145**

20

BAT Preliminary Announcement 2025 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Financial Statements
Continued

Group Statement of Changes in Equity (continued)

	Attributable to owners of the parent							
	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Perpetual hybrid bonds £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2024	614	26,630	(894)	24,531	50,881	1,685	368	52,934
Total comprehensive (expense)/income for the year comprising: (page 19)	—	—	(21)	3,034	3,013	—	111	3,124
Profit for the year (page 18)	—	—	—	3,068	3,068	—	113	3,181
Other comprehensive expense for the year (page 19)	—	—	(21)	(34)	(55)	—	(2)	(57)
Other changes in equity								
Cash flow hedges reclassified and reported in total assets	—	—	13	—	13	—	—	13
Employee share options								
– value of employee services	—	—	—	70	70	—	—	70
– proceeds from new shares issued	—	6	—	—	6	—	—	6
Dividends and other appropriations								
– ordinary shares	—	—	—	(5,209)	(5,209)	—	—	(5,209)
– to non-controlling interests	—	—	—	—	—	—	(127)	(127)
Purchase of own shares								
– held in employee share ownership trusts	—	—	—	(94)	(94)	—	—	(94)
– share buy-back programme	—	—	—	(698)	(698)	—	—	(698)
– shares bought back and cancelled	(7)	7	—	—	—	—	—	—
Treasury shares cancelled	(22)	22	—	—	—	—	—	—
Perpetual hybrid bonds								
– proceeds, net of issuance fees	—	—	—	—	—	—	—	—
– tax on issuance fees	—	—	—	—	—	—	—	—
– coupons paid	—	—	—	(56)	(56)	—	—	(56)
– tax on coupons paid	—	—	—	14	14	—	—	14
Other movements	—	—	—	18	18	—	—	18
Balance at 31 December 2024	585	26,665	(902)	21,610	47,958	1,685	352	49,995

The accompanying notes on pages 24 to 38 form an integral part of this condensed consolidated financial information.

21

Financial Statements Continued Group Balance Sheet As at 31 December 2025 2024 £m  £m  Assets Intangible assets 86,934 94,276 Property, plant and equipment 4,483 4,379 Investments in associates and joint ventures 1,521 1,902 Retirement benefit assets 880 937 Deferred tax assets 2,032 2,573 Trade and other receivables 288 282 Investments held at fair value 333 146 Derivative financial instruments 135 110 Total non-current assets 96,606 104,605 Inventories 4,382 4,616 Income tax receivable 470 67 Trade and other receivables 3,802 3,604 Investments held at fair value 16 513 Derivative financial instruments 162 186 Cash and cash equivalents 3,827 5,297 12,659 14,283 Assets classified as held-for-sale 25 11 Total current assets 12,684 14,294 Total assets 109,290 118,899 Equity – capital and reserves Share capital 577 585 Share premium, capital redemption and merger reserves 26,675 26,665 Other reserves (4,148) (902) Retained earnings 22,929 21,610 Owners of the parent 46,033 47,958 Perpetual hybrid bonds 1,893 1,685 Non-controlling interests 219 352 Total equity 48,145 49,995 Liabilities Borrowings 31,708 32,638 Retirement benefit liabilities 801 820 Deferred tax liabilities 10,343 11,679 Other provisions for liabilities 3,161 4,071 Trade and other payables 484 685 Derivative financial instruments 124 268 Total non-current liabilities 46,621 50,161 Borrowings 3,362 4,312 Income tax payable 1,129 1,681 Other provisions for liabilities 608 3,044 Trade and other payables 9,328 9,550 Derivative financial instruments 91 156 Liabilities associated with assets classified as held-for-sale 6 — Total current liabilities 14,524 18,743 Total equity and liabilities 109,290 118,899 The accompanying notes on pages 24 to 38 form an integral part of this condensed consolidated financial information. BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 22

Financial Statements Continued Group Cash Flow Statement For years ended 31 December 2025 2024 £m  £m  Cash flows from operating activities Cash generated from operating activities (page 33) 8,899 11,573 Dividends received from associates 369 406 Tax paid (2,926) (1,854) Net cash generated from operating activities 6,342 10,125 Cash flows from investing activities Interest received 201 187 Dividends received 1 — Purchases of property, plant and equipment (551) (486) Proceeds on disposal of property, plant and equipment 37 145 Purchases of intangibles (153) (122) Proceeds on disposal of intangibles 31 39 Purchases of investments (54) (216) Proceeds on disposals of investments 848 299 Investment in associates and acquisitions of other subsidiaries net of cash acquired (29) (48) Proceeds from disposal of shares in associate, net of tax 1,052 1,577 Disposal of subsidiary, net of cash disposed of 4 — Net cash generated from investing activities 1,387 1,375 Cash flows from financing activities Interest paid on borrowings and financing related activities (1,631) (1,703) Interest element of lease liabilities (40) (37) Capital element on lease liabilities (177) (165) Proceeds from increases in and new borrowings 3,814 2,404 Reductions in and repayments of borrowings (3,932) (4,826) Outflows relating to derivative financial instruments (380) (128) Purchases of own shares - share buy-back programme (1,112) (698) Purchases of own shares held in employee share ownership trusts (61) (94) Proceeds from the issue of perpetual hybrid bonds, net of issuance costs 1,050 — Redemption of perpetual hybrid bonds, net of costs (883) — Coupon paid on perpetual hybrid bonds (54) (56) Dividends paid to owners of the parent (5,238) (5,213) Investments in relation to non-controlling interests (19) — Dividends paid to non-controlling interests (100) (121) Other 1 5 Net cash used in financing activities (8,762) (10,632) Net cash flows (used in)/generated from operating, investing and financing activities (1,033) 868 Transferred to held-for-sale (208) — Differences on exchange (76) (281) (Decrease)/Increase in net cash and cash equivalents in the year (1,317) 587 Net cash and cash equivalents at 1 January 5,104 4,517 Net cash and cash equivalents at 31 December 3,787 5,104 Cash and cash equivalents per balance sheet 3,827 5,297 Overdrafts and accrued interest (40) (193) Net cash and cash equivalents at 31 December 3,787 5,104 The accompanying notes on pages 24 to 38 form an integral part of this condensed consolidated financial information. The net cash flows relating to the adjusting items within profit from operations on pages 25 to 28, included in the above, are an outflow of £3,267 million (31 December 2024: £824 million outflow). BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 23

BAT Preliminary Announcement 2025 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Notes to the Financial Statements

1. Accounting policies and basis of preparation

The condensed consolidated financial information has been extracted from the Group's 2025 Annual Report, including the financial statements for the year ended 31 December 2025, which is expected to be published on 13 February 2026. This condensed consolidated financial information does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006.

The Group prepares its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and UK-adopted international accounting standards, and in accordance with the provisions of the UK Companies Act 2006 applicable to companies under IFRS. UK-adopted international accounting standards differ in certain respects from IFRS as issued by the IASB. The differences have no impact on the Group's consolidated financial statements for the periods presented.

These condensed consolidated financial statements have been prepared under the historical cost convention, except in respect of certain financial instruments. They are prepared on a basis consistent with the IFRS accounting policies as set out in the Group's Annual Report and the Group's Annual Report on Form 20-F for the year ended 31 December 2024.

The preparation of these condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities at the date of these condensed consolidated financial statements. Such estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances and constitute management's best judgment at the date of the condensed consolidated financial statements. Other than in respect of certain assumptions related to the assessment of the carrying value of goodwill and intangible assets, the key estimates and assumptions were the same as those that applied to the consolidated financial information for the year ended 31 December 2024, apart from updating the assumptions used to determine the carrying value of liabilities for retirement benefit schemes.

As described on page 26, the Group has assessed whether there are any impairment triggers related to the carrying value of the significant investments of goodwill and intangibles. Other than as described on page 26 in relation to Camel Snus, page 27 in relation to Canada, and page 28 in relation to Peru and Malaysia, no other impairment of goodwill and intangibles is required. In the future, actual experience may deviate from these estimates and assumptions, which could affect these condensed consolidated financial statements as the original estimates and assumptions are modified, as appropriate, in the period in which the circumstances change.

As discussed on page 16, after reviewing the Group's forecast financial performance and financing arrangements, the Directors consider that the Group has adequate resources to continue operating for at least 12 months from the date of approval of this condensed consolidated financial information and that it is therefore appropriate to continue to adopt the going concern basis in preparing the Group's 2025 Annual Report.

2. Segmental analyses

New measure in 2025

As the Chief Operating Decision Maker, the Management Board (from 1 January 2025) assesses the performance of the Group by reviewing adjusted profit from operations as adjusted for Canada using the prior year's translational exchange rate (constant rate) to evaluate segment performance and allocate resources to the overall business on a regional basis.

This new measure, being adjusted profit from operations as adjusted for Canada, at constant rates, recognises a charge calculated in line with the Approved Plans – based on a percentage of Imperial Tobacco Canada Limited's and Imperial Tobacco Company Limited's (together ITCAN) adjusted profit from operations from all sources in Canada, excluding New Categories. This charge will continue until the aggregate settlement amount is paid. This is reflected in the adjusted performance of the Group and is referred to as "as adjusted for Canada". This approach presents the economic delivery from the AME region in a manner comparable to that of the other regions in the Group.

Due to the initial uncertain nature of the timing of the implementation of the settlement on the Group's 2025 results, for the purposes of 2025 versus 2024 this charge is 100% of the profit after interest and tax from all sources in Canada, excluding New Categories.

From 2026, this charge will (following the underlying terms of the Approved Plans) be 85% of the profit after interest and tax from all sources in Canada, excluding New Categories, reducing in future periods in line with the Approved Plans.

Please refer to page 36 for a definition of Approved Plans and an update on the Canadian Litigation.

Revenue by segment

The following table shows 2025 revenue at 2025 rates of exchange, and 2025 revenue translated using 2024 rates of exchange. The 2024 figures are stated at the 2024 rates of exchange.

Years ended 31 December				2025		2024
	Reported		**Exchange**	**Reported at CC[1]**	Reported	
Revenue	**£m**		**£m**	**£m**	£m	
U.S.	**11,534**		**369**	**11,903**	11,278	
AME	**9,309**		**239**	**9,548**	9,241	
APMEA	**4,767**		**196**	**4,963**	5,348	
Total Region	**25,610**		**804**	**26,414**	25,867	

Notes to the analysis of revenue above:

1. CC: constant currency – measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.

24

BAT Preliminary Announcement 2025 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Notes to the Financial Statements

Continued

Profit from operations by segment

The following table shows 2025 profit from operations at 2025 rates of exchange, adjusted profit from operations at 2025 rates of exchange and also translated using 2024 rates of exchange, and 2025 adjusted profit from operations as adjusted for Canada[3] translated using 2024 rates of exchange.

The 2024 figures are stated at 2024 rates of exchange.

							2025
Year ended 31 December	Reported £m	Adj Items[1] £m	Adjusted £m	Exchange £m	Adjusted at CC[2] £m	Canada at CC[2] £m	As adj. for Canada[3] at CC[2] £m
Profit from Operations							
U.S.	**4,942**	**1,601**	**6,543**	**223**	**6,766**	**—**	**6,766**
AME	**3,433**	**(128)**	**3,305**	**72**	**3,377**	**(308)**	**3,069**
APMEA	**1,622**	**102**	**1,724**	**69**	**1,793**	**—**	**1,793**
Total Region	**9,997**	**1,575**	**11,572**	**364**	**11,936**	**(308)**	**11,628**
Net finance costs	**(1,819)**						
Associates and joint ventures	**1,681**						
Profit before tax	**9,859**						
Taxation	**(2,094)**						
Profit for the year	**7,765**						

					2024
Year ended 31 December	Reported £m	Adj Items[1] £m	Adjusted £m	Adj for Canada[3] £m	As adjusted for Canada[3] £m
Profit/(loss) from Operations					
U.S.	4,087	2,299	6,386	—	6,386
AME	(3,464)	6,784	3,320	(520)	2,800
APMEA	2,113	71	2,184	—	2,184
Total Region	2,736	9,154	11,890	(520)	11,370
Net finance costs	(1,098)				
Associates and joint ventures	1,900				
Profit before tax	3,538				
Taxation	(357)				
Profit for the year	3,181				

Notes to the analysis of profit from operations above:

1. Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.
2. CC: constant currency – measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.
3. As adjusted for Canada excludes the performance of the Canadian business (excluding New Categories).

3. Adjusting Items

Adjusting items are significant items of income or expense in profit from operations, net finance costs, taxation, the Group's share of the post-tax results of associates and joint ventures, diluted earnings per share, net cash generated from operating activities and net debt which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group's underlying financial performance because of their size, nature or incidence. In identifying and quantifying adjusting items, the Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting. These items are separately disclosed in the segmental analyses or in the notes to the accounts as appropriate.

The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance and are used to derive the Group's non-GAAP measures of adjusted profit from operations, adjusted operating margin, adjusted gross profit, adjusted gross margin, adjusted EBITDA, New Categories contribution, New Categories contribution margin, adjusted net finance costs, adjusted taxation, adjusted diluted earnings per share, operating cash flow conversion ratio, adjusted cash generated from operations, free cash flow (before dividends paid to shareholders), free cash flow (after dividends paid to shareholders) and adjusted net debt, all of which are before the impact of adjusting items and which are reconciled from profit from operations, diluted earnings per share, net finance costs, taxation, net cash generated from operating activities and net debt.

In addition, the non-GAAP measures of adjusted gross profit, adjusted gross margin, adjusted profit from operations, adjusted operating margin, New Categories contribution, New Categories contribution margin, adjusted net finance costs, adjusted taxation and adjusted diluted earnings per share, are presented with the additional adjustment to reflect the settlement of the Canadian litigation, and are referred to as "as adjusted for Canada" (as discussed above). Such measures are also reconciled from profit from operations, diluted earnings per share, net finance costs and taxation. Along with New Categories revenue, Smokeless revenue as a proportion of total revenue, operating cash flow conversion ratio, adjusted cash generated from operations, free cash flow (before dividends paid to shareholders) and free cash flow (after dividends paid to shareholders) referred to above these are collectively the Group's principal non-GAAP measures.

25

BAT Preliminary Announcement 2025 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Notes to the Financial Statements

Continued

Adjusting items included in profit from operations

Adjusting items are significant items in the profit from operations that individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group's underlying financial performance.

In summary, in 2025, the Group incurred £1,575 million (2024: £9,154 million) of adjusting items within profit from operations:

	Years ended 31 December	
	2025	2024
	£m	£m
(a) Restructuring and integration costs	**66**	—
(b) Amortisation and impairment of trademarks and similar intangibles	**1,584**	2,279
(b) Impairment of goodwill	**277**	39
(c) Impairment on held-for-sale assets and associated costs	**235**	—
(c) (Credit)/charges in respect of an excise assessment in Romania	**(15)**	449
(c) Credit in respect of settlement of historical litigation in relation to the Fox River	**—**	(132)
(c) Charges in respect of DOJ and OFAC investigations	**—**	4
(c) Impairment charges in respect of the Group's operations in Cuba	**—**	74
(c) Impairment of other fixed assets	**—**	75
(c) Loss of a distribution facility in Ukraine	**39**	—
(c) Pension liability management (buy-out)	**28**	—
(c) Other adjusting items (including Engle)	**66**	157
(d) (Credit)/charges in relation to Canada Approved Plans	**(708)**	6,203
Charges in connection with disposal of an associate	**3**	6
Total adjusting items included in profit from operations	**1,575**	9,154

(a) Restructuring and integration costs

To further support our transformation and underpin investment initiatives to drive long-term sustainable profit and cash flow growth, we have started a structured time-bound programme (referred to as Fit2Win) to review processes and ways of working which will generate efficiencies and facilitate faster, more agile and effective decision-making.

This programme includes a comprehensive review of our overhead optimisation opportunities, route to market and digitalisation, in order to deliver more effective, data-driven digital ways of working.

We expect associated one-off costs of around £600 million (including non-cash items of £100 million). As a one-off time bound programme and to aid comparison of performance, c.£500 million will be treated as adjusting items within adjusted profit from operations. Having commenced in 2025, the programme is expected to complete in 2027.

(b) Amortisation and impairment of trademarks and similar intangibles and impairment of goodwill

(b)(i) Amortisation and impairment of trademarks and similar intangibles

Acquisitions in previous years have resulted in the capitalisation of trademarks and similar intangibles including those which are amortised over their expected useful lives, which do not exceed 30 years. The amortisation and impairment charge of £1,584 million (2024: £2,279 million) is included in depreciation, amortisation and impairment costs in the income statement.

The reduction in charge in 2025, compared to 2024, reflects an impairment charge in respect of Camel Snus (£646 million) that was recognised in the prior period and did not repeat.

(b)(ii) Ongoing impairment review of trademarks and similar assets including goodwill

The Group's impairment testing for goodwill uses the value-in-use method, with calculations prepared on a ten-year cash flow forecast (five-year cash flow forecast for Reynolds American, Canada, Malaysia, Australia and Peru) which assumes long-term volume decline of cigarettes, generally offset by pricing.

After this forecast, a growth rate into perpetuity has been applied. The Reynolds American trademarks and similar intangibles with indefinite lives (brands) have been tested for impairment on the basis of fair value less cost of disposal whereby, after calculating the value-in-use, a tax amortisation benefit factor is applied to incorporate the additional value a market participant would derive in an asset acquisition scenario.

A post-tax discount rate is applied in the impairment testing, determined using an appropriate valuation methodology that incorporates both internal data and externally sourced market information. This applies to all cash-generating units (CGUs) with the exception of Reynolds American, for which the discount rate is independently determined based on a weighted average cost of capital in respect of the U.S. and U.S. market-related premiums. A similar approach in respect of the discount rate has been applied for the impairment testing of the trademarks and similar intangibles. Valuations derived from applying post-tax discount rates to post-tax cash flows are aligned to those that would arise from applying pre-tax discount rates to pre-tax cash flows.

26

BAT Preliminary Announcement 2025 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Notes to the Financial Statements

Continued

Adjusting items included in profit from operations (continued)

(b)(ii) Ongoing impairment review of trademarks and similar assets including goodwill (continued)

Reynolds American

Subsequent to the FDA announcement on 28 April 2022 of a proposed product standard to prohibit menthol as a characterising flavour in cigarettes, the FDA formally submitted the final product standard to the Office of Management and Budget on 18 October 2023 for review. Following delays, in January 2025, the Trump Administration withdrew the rule from the Office of Management and Budget. The Spring 2025 Unified Agenda was released on 4 September 2025 wherein the menthol ban was no longer listed on the Long-Term Actions list and was instead designated as "withdrawn".

On 21 June 2022, the FDA announced plans to develop a proposed product standard that would establish a maximum nicotine level in cigarettes and certain other combustible tobacco products to reduce addictiveness. On 15 January 2025, in the final days of the outgoing Biden Administration, the FDA issued a proposed product standard whereby the agency would limit nicotine levels in cigarettes following a two-year effective date from publication of any final rule. The proposed rule was subject to public comment. However, on 20 January 2025, President Trump issued a memorandum entitled 'Regulatory Freeze Pending Review' which froze all rules and proposed rules pending review by the current Administration. The Spring 2025 Unified Agenda was released on 4 September 2025. The rule was no longer listed on the Long-Term Actions list and was instead designated as "withdrawn".

No further changes have occurred in the legislative environment, nor in the macro-economic environment, during the year to 31 December 2025 that present an indicator of a potential impairment for either Reynolds American goodwill or for the definite- or indefinite-lived brands.

The below table illustrates the carrying values, the key assumptions used in the assessment and the variance in that assumption required before an impairment is required for Reynolds American goodwill and specific indefinite- and definite-lived brand intangibles.

	Carrying Value	Pre-tax discount rate		Terminal value growth rate	
	At 31 December 2025 (£)	Applied	Required increase to reach nil headroom	Applied	Required reduction to reach nil headroom
Reynolds American Goodwill	29,322	8.5 %	4.1 %	1.0 %	(4.3)%
Newport	18,359	8.6 %	1.4 %		
Camel	6,919	8.3 %	5.9 %		
Pall Mall	2,225	8.4 %	16.6 %		
Natural American Spirit	9,234	7.8 %	0.7 %		
Grizzly	8,728	7.3 %	0.5 %	1.0 %	(0.6)%

Canada

As discussed on page 14, on 29 August 2025, we implemented a court-sanctioned plan of compromise and arrangement to resolve all Canadian tobacco litigation; together with similar plans implemented by RBH and JTIM, referred to as the Approved Plans.

The value-in-use calculation for the Canada CGU has been prepared based on a five-year cash flow forecast, after which a terminal value rate of decline of 3.65% (2024: decline of 3.65%) on the underlying business is assumed. In line with the requirements of IAS 36, the value-in-use derived from the forecast cash flows has been adjusted to include the book value of the provision recognised in respect of the Approved Plans and the liability is included within the carrying value of the Canada CGU for the purposes of the impairment test.

A pre-tax discount rate of 11.4% (2024: 9.8%) has been assumed.

As a result of a rebasing of forecasts reflecting the current difficult trading environment, an impairment charge of £184 million has been recognised in respect of goodwill associated with the Canada CGU. The remaining carrying value is £1,994 million at 31 December 2025 and reflects the recoverable amount, being the value-in-use of the Canada CGU.

The table below indicates the additional amount of impairment that would be required if the following individual changes were made to key assumptions within the value-in-use model.

	Additional impairment £m
Assumptions	
Decrease in volume by 3% year-on-year*	**(355)**
Decrease in five-year pricing CAGR by additional 1%	**(110)**
Increase in pre-tax discount rate by 100 bps	**(116)**

* Volume sensitivity results in a proportional reduction in both net revenue and direct costs with no impact to other operating costs which remain flat. This demonstrates a year-on-year decrease in operating cash flow for the forecast years.

27

Notes to the Financial Statements Continued Adjusting items included in profit from operations (continued) (b)(ii) Ongoing impairment review of trademarks and similar assets including goodwill (continued) Peru For the Peru CGU, as a result of ongoing difficult trading conditions, an impairment trigger was identified at the half year and a full impairment review was undertaken. The value-in-use calculation reflects the short- to medium-term plans spanning a period of five years after which a terminal value growth rate of -4% has been assumed. As a result of the review, the goodwill associated with the CGU was impaired in full with a charge of £72 million (2024: nil) being recognised. Malaysia For the Malaysia CGU, as a result of regulatory and macro-economic conditions, the above assumptions were amended to reflect the short- to medium-term plans spanning a period of five years after which a terminal value growth rate of -1.4% has been assumed. The Malaysian government announced new regulations under the Control of Smoking Products for Public Health Act 2024, which came into effect in 2025 and has impacted the sale of tobacco and vapour products. As a result of the impact of the new regulations, the Group exited the vapour market in Malaysia and, as a result, goodwill associated with the Malaysia CGU has been impaired by £21 million (2024: £39 million). (c) Other In 2025, the Group incurred a net charge of £353 million (2024: £627 million) of other adjusting items. These included: – a credit of £15 million (2024: charge of £449 million) in respect of an excise assessment in Romania that was concluded in 2024; – a charge of £235 million (2024: £74 million) in respect of the Group's planned exit from Cuba and the classification of the Group's business in Cuba as held-for-sale, as discussed on page 15; – a charge of £39 million which related to the loss of a distribution facility in Ukraine following a missile attack in the second half of 2025; – a charge of £28 million in respect of the buy-out of the UK pension fund; and – other litigation costs of £66 million (2024: £157 million), mainly related to litigation costs including Engle progeny and other health-related claims. In 2024, the Group also recognised a credit related to the settlement of historical litigation in respect of the Fox River (£132 million) and charges related to the impairment of fixed assets of £75 million, including in respect of the Group's head office in London. Also, in 2024, a charge of £4 million was recognised in respect of interest accruing on the settlement due to the DOJ and OFAC regarding investigations into alleged historical breaches of sanctions. (d) Changes in provision in relation to Canada Approved Plans A net credit of £708 million (2024: charge of £6,203 million) was recognised in relation to the Approved Plans in Canada. The Group's estimated share of the undiscounted future liability has not materially changed, however the Group has recognised a credit to the income statement as the provision recognised in respect of the Canadian litigation settlement was updated in line with the latest forecast of the Canadian combustibles industry performance, impacting the present value of the future liability. The update was, in particular, in respect of pricing and volume decline assumptions. Based on our current estimate, it is expected that payments in respect of our estimated share of the future liability will continue for at least 40 years. The pre-tax discount rate increased from 3.27% at 31 December 2024 to 3.86% at 31 December 2025. This credit was partially offset by the change in the industry holdback associated with the upfront payment, which was allocated to RBH. At 31 December 2025, net of translational FX movements, unwinding of discount and the above factors, the current provision for the upfront payment is nil (31 December 2024: £2,456 million) and the non-current provision for the future payments is £2,794 million (31 December 2024: £3,747 million). Refer to note 4 (page 29) for the unwinding of the discount in the years to 31 December 2025 and refer to note 12 (commencing on page 35) for further information on the Approved Plans. Management uses judgement to determine the key assumptions used to calculate the present value of the provision. Changes to key assumptions can significantly impact the amount expected to be paid and the years over which payments are expected to be made. The key assumptions used to calculate the provision are the rate at which volumes will decline, future pricing plans and the discount rate. The impact of reasonably possible changes to these key assumptions are assessed on an individual basis and have therefore been considered in isolation. If the rate at which volumes will decline is lower by 3% (less volume decline than expected) compared to the base assumptions, the provision would increase by £282 million. The delivery of ITCAN's future pricing plans is subject to competitive actions and the relative pricing position of brands and may therefore vary depending on the competitive market conditions. If ITCAN's pricing delivery is 120% of the base assumptions, the provision would increase by £94 million. Assuming that there is no change to ITCAN's estimated share of the liability, if the performance of the combustibles industry declines, as was the case during 2025, whilst the undiscounted liability does not change, the present value of the provision will decrease as the payment period extends further. A combination of changes in several assumptions, including the future financial performance (excluding New Categories) of ITCAN and each of the other Companies, as defined in note 12 (commencing on page 35), and the performance of the combustibles industry as a whole, may materially impact the provision. BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 28

Notes to the Financial Statements Continued 4. Net Finance Costs Net finance costs were £1,819 million, compared to £1,098 million in 2024, an increase of 65.7%. The increase in net finance costs was largely due to: – a net credit in 2024 of £590 million related to the capped cash debt tender offers, which targeted series of low-priced, long- dated GBP-, EUR- and USD-denominated bonds, under which the Group repurchased bonds prior to their maturity in an aggregate principal amount of £1.8 billion, including £15 million of accrued interest, completed in May 2024 and, including other costs of £3 million; – a charge, in 2025, of £112 million related to the unwinding of the discount on the provision associated with the Approved Plans in Canada; – interest of £66 million (2024: £8 million) in respect of a tax provision in the Netherlands; partly offset by – a net monetary gain of £63 million related to Venezuela, due to the continued application of hyperinflation accounting under IAS 29; and – lower finance costs related to FII GLO of £30 million (2024: £61 million). Before adjusting items described above, adjusted net finance costs were 3.8% higher at £1,649 million (2024: £1,589 million), an increase of 5.5% at constant rates of exchange, as 2025 was also impacted by a translational foreign exchange tailwind due to the relative movement of sterling of 1.7%. This was largely due to lower interest income mainly related to balances held in Canada, as £2.6 billion was paid in line with the Approved Plans (discussed on page 14) with interest income (net of fair value gains on derivatives) in Canada reducing from £126 million in 2024 to £57 million in 2025. The Group's average cost of debt has increased to 5.0% (compared to 4.9% at 31 December 2024). Also in 2025, in line with IAS 33 Earnings Per Share, £87 million (2024: £42 million), net of tax, has been recognised as a deduction to EPS related to the perpetual hybrid bonds issued in 2021, as the coupons paid on such instruments are recognised in equity rather than as a charge to the income statement in net finance costs. For a full reconciliation of net finance costs to adjusted net finance costs at constant rates, see page 51. All of the adjustments noted above have been included in the adjusted earnings per share calculation on page 31. The Group has debt maturities of around £2.4 billion in 2026 and around £2.9 billion in 2027. Due to higher interest rates, net finance costs are expected to increase as debts are refinanced. 5. Results of associates and joint ventures The Group’s share of post-tax results of associates and joint ventures decreased to £1,681 million (2024: £1,900 million), mainly related to the Group's investment in its associate ITC Ltd (ITC) in India. The Group’s share of post-tax results in respect of ITC was 12.3% lower at £1,672 million (2024: £1,906 million). Both years included an adjusting credit in respect of the sale of ordinary shares held in its associate ITC in India. – On 28 May 2025, the Group disposed of 313 million shares resulting in a gain of £898 million in 2025. The sale represented 2.5% of ITC's ordinary shares. As permitted by IAS 28 Investments in associates and joint ventures, results up to 30 September 2025 have been used in applying the equity method. On 13 March 2024, the Group announced the completion of the disposal of 436.9 million ordinary shares representing c.3.5% of ITC's total issued ordinary share capital and roughly 12% of BAT's investment, resulting in a gain of £1,361 million. – Additionally, on 1 January 2025, ITC completed the demerger of its hotels business through a scheme of arrangement. Under this scheme, 60% of the equity in the newly incorporated entity, ITC Hotels Limited (ITC Hotels), was directly allocated to ITC’s shareholders in proportion to their existing shareholding in ITC as of that date. As part of the demerger accounting, ITC recognised the excess of the fair value over the carrying value of the hotels business as an adjusting item. The Group’s share of this adjusted gain amounted to £333 million (net of tax). The Group’s initial direct stake was approximately 15% and recognised as a non-current investment on the balance sheet held at fair value through Other Comprehensive Income. However, in December 2025, the Group sold 9% of ITC Hotels in a block trade, retaining a direct stake of 6.3%. Net proceeds from the sale were £318 million. Consistent with prior years, an adjusting gain of £6 million (2024: £18 million) has been recognised, being a deemed gain as a result of ITC issuing ordinary shares under the company’s Employees Share Option Scheme. As a result of the above, the Group's shareholding in ITC has decreased from 25.45% (31 December 2024) to 22.91% at 31 December 2025. One of our associates, VST Industries Limited, recognised an adjusting gain in relation to a sale of land and buildings. The Group's share of this gain was £3 million. Excluding these adjusting items and the impact of translational foreign exchange, on an adjusted constant currency basis, the Group’s share of post-tax results from associates and joint ventures was lower than in 2024, down 8.6% to £475 million. The share of post-tax results of associates and joint ventures is after the adjusting items noted above, which are excluded from the calculation of adjusted earnings per share as set out on page 31. For a full reconciliation of the Group's share of post-tax results of associates and joint ventures to adjusted share of post-tax results of associates and joint ventures, at constant rates of exchange, see page 51. BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 29

BAT Preliminary Announcement 2025 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Other Financial Information

Continued

6. Taxation

The tax rate in the income statement was 21.2% for 2025 (2024: 10.1%). The Group's tax rate is affected by the impact of the adjusting items referred to on pages 25 to 29 and by the inclusion of the share of associates' and joint ventures' post-tax profit in the Group's pre-tax results.

In 2025, adjusting items in taxation included a net credit of £104 million mainly relating to an additional tax charge pertaining to the Dutch litigation following the Court of Appeal judgment received in September 2025 offset by the revaluation of deferred tax liabilities arising on trademarks recognised in the Reynolds American acquisition due to changes in U.S. state effective tax rates and the partial release of a provision for tax exposure in Indonesia.

In 2024, adjusting items in taxation included a net credit of £157 million mainly relating to Brazilian Federal Tax Authority challenges regarding the treatment of Rio de Janeiro VAT incentives (described further on page 35) and a provision for potential tax exposures in Indonesia, offset by the revaluation of deferred tax liabilities arising on trademarks recognised in the Reynolds American acquisition in 2017 due to changes in U.S. state tax rates and the reversal of a tax provision in Canada following a settlement agreement with local authorities.

The adjusting tax item also includes £240 million (2024: £2,049 million) in respect of the taxation on other adjusting items, which are described on pages 25 to 29.

Refer to page 37 for the FII GLO update.

As the above items are not reflective of the ongoing business, they have been recognised as adjusting items within taxation.

All of the adjustments noted above have been included in the adjusted diluted earnings per share calculation on page 31.

Excluding these, the Group's underlying tax rate for subsidiaries reflected in the adjusted diluted earnings per share on page 31 was 24.6% for 2025 (2024: 24.9%). The marginal decrease in the underlying tax rate in 2025 largely reflects the mix of profits and changes in legislation (including the new Pillar Two rules).

In September 2025, the Court of Appeal issued its judgment in respect of the ongoing tax disputes in the Netherlands. While further avenues of appeal are being pursued, the Group has increased the provision by £171 million, with a total provision of £326 million at 31 December 2025.

A full reconciliation from taxation on ordinary activities to the underlying tax rate is provided on page 52.

7. Earnings per share

Basic earnings per share (EPS) were up 157% to 351.0p (31 December 2024: 136.7p), with diluted EPS up 157% to 349.1p (31 December 2024: 136.0p). The increases in both basic and diluted EPS were largely driven by:

- Higher profit from operations due to the lower adjusting items described on page 4; and
- A gain of £333 million in respect of the demerger of the hotels division of the Group's Indian associate ITC (see page 29).

These were partly offset by:

- A lower gain arising on the partial sale of the Group's investment in ITC in 2025 (£898 million) compared to £1,361 million in 2024 mainly due to a lower number of shares disposed of (2025: 313.0 million shares; 2024: 436.9 million shares), discussed on page 29; and
- A credit in 2024, which did not repeat in 2025, of £590 million related to the debt liability management exercise (see page 29).

Basic and diluted EPS were also positively impacted by the reduction in the number of shares due to the cumulative effect of the 2024 and 2025 share buy-back programmes, with 30,460,763 ordinary shares repurchased and cancelled in the year ended 31 December 2025.

Before adjusting items and the impact of translational foreign exchange and also including the dilutive effect of employee share schemes, adjusted diluted earnings per share, at constant rates, increased 0.7% to 365.0p (31 December 2024: 362.5p).

For a full reconciliation of diluted earnings per share to adjusted diluted earnings per share at constant rates, see page 31.

Earnings used in the basic, diluted and headline earnings per share calculation represent the profit attributable to the ordinary equity shareholders after deducting amounts representing the coupon on perpetual hybrid bonds on a pro-rata basis regardless of whether or not coupons have been declared and paid in the period. In 2025, this amounted to £87 million (2024: £42 million), net of tax.

	Years ended 31 December	
	2025	2024
	£m	£m
Earnings attributable to owners of the parent	**7,764**	3,068
Coupon on perpetual hybrid bonds	**(64)**	(56)
Tax on coupon on perpetual hybrid bonds	**16**	14
Loss on redemption of perpetual hybrid bonds	**(39)**	—
Earnings	**7,677**	3,026

Basic earnings per share are based on the profit for the year attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period (excluding treasury shares). For the calculation of the diluted earnings per share, the weighted average number of shares reflects the potential dilutive effect of employee share schemes.

30

BAT Preliminary Announcement 2025 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Other Financial Information
Continued

7. Earnings per share (continued)

Earnings per share calculations are based upon the following:

		Reported		Adjusted		Headline	
		Basic	Diluted	Basic	Diluted	Basic	Diluted
Year ended 31 December 2025							
– Earnings	**£m**	**7,677**	**7,677**	**7,743**	**7,743**	**7,169**	**7,169**
– Shares	**m**	**2,187**	**2,199**	**2,187**	**2,199**	**2,187**	**2,199**
– Per share	**p**	**351.0**	**349.1**	**354.0**	**352.1**	**327.8**	**326.0**
Year ended 31 December 2024							
– Earnings	£m	3,026	3,026	8,066	8,066	2,276	2,276
– Shares	m	2,214	2,225	2,214	2,225	2,214	2,225
– Per share	p	136.7	136.0	364.3	362.5	102.8	102.3

Adjusted diluted earnings per share are calculated by taking the following adjustments into account (see pages 25 to 30):
Items presented below are net of tax and non-controlling interests when applicable.

	Years ended 31 December	
	2025	2024
	pence	pence
Diluted earnings per share	**349.1**	136.0
Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	**68.2**	80.7
Effect of impairment charges in respect of the Group's head office	**—**	2.9
Effect of impairment charges in respect of the Group's operations in Cuba	**—**	1.6
Effect of settlement of historical litigation in relation to the Fox River	**—**	(4.9)
Effect of the changes in provision in relation to the Approved Plans in Canada and associated costs	**(23.7)**	205.0
Effect of charges in respect of DOJ and OFAC investigations	**—**	0.2
Effect of impairment of held-for-sale assets and associated costs	**5.5**	—
Effect of Romania other taxes	**(0.7)**	20.1
Effect of restructuring costs	**1.8**	—
Effect of other adjusting items in operating profit	**5.1**	5.3
Effect of adjusting items in net finance costs	**4.9**	(17.0)
Effect of gains related to the partial divestment of shares held in ITC	**(40.8)**	(61.1)
Tax associated with the partial divestment of shares held in ITC and hotels business demerger	**1.6**	1.6
Effect of associates' adjusting items	**(15.5)**	(0.8)
Effect of adjusting items in respect of deferred taxation	**(9.2)**	(12.0)
Adjusting items in tax	**4.5**	4.9
Redemption of perpetual hybrid bond - difference in spot rates	**1.3**	—
Adjusted diluted earnings per share	**352.1**	**362.5**
Impact of translational foreign exchange	**12.9**	
Adjusted diluted earnings per share translated at 2024 exchange rates	**365.0**	362.5

The presentation of headline earnings per share, as an alternative measure of earnings per share, is mandated under the JSE Listing Requirements. It is calculated in accordance with Circular 1/2023 'Headline Earnings' as issued by the South African Institute of Chartered Accountants.

31

Notes to the Financial Statements Continued 7. Earnings per share (continued) Diluted headline earnings per share are calculated by taking the following adjustments into account: Years ended 31 December 2025 2024 pence pence Diluted earnings per share 349.1 136.0 Effect of impairment of intangibles, property, plant and equipment, associates and held-for-sale assets (net of tax) 13.5 30.2 Effect of gains on disposal of property, plant and equipment, trademarks, held-for-sale assets, partial/full termination of IFRS 16 leases, and sale and leaseback (net of tax) (3.9) (4.4) Effect of losses on disposal of businesses, non-current investments and brands (net of tax) 0.1 — Effect of impairment of subsidiaries transferred to held-for-sale and associated costs (net of NCI) 5.4 — Issue of shares and change in shareholding of an associate (0.2) (0.8) Gain on partial disposal of an associate and associated capital gains tax, including foreign exchange reclassified (38.0) (58.7) Diluted headline earnings per share 326.0 102.3 The following is a reconciliation of earnings to headline earnings, in accordance with the JSE Listing Requirements: Years ended 31 December 2025 2024 £m £m Diluted earnings per share 7,677 3,026 Effect of impairment of intangibles, property, plant and equipment, associates and held-for-sale assets (net of tax) 298 672 Effect of gains on disposal of property, plant and equipment, trademarks, held-for-sale assets, partial/full termination of IFRS 16 leases, and sale and leaseback (net of tax) (87) (97) Effect of losses on disposal of businesses, non-current investments and brands (net of tax) 2 — Effect of impairment of subsidiaries transferred to held-for-sale and associated costs (net of NCI) 120 — Effect of foreign exchange reclassification from reserves to the income statement (1) — Issue of shares and change in shareholding of an associate (5) (18) Gain on partial disposal of an associate and associated capital gains tax, including foreign exchange reclassified (835) (1,307) Headline earnings 7,169 2,276 BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 32

BAT Preliminary Announcement 2025 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Notes to the Financial Statements
Continued

8. Cash Flow

Net cash generated from operating activities

Net cash generated from operating activities in the IFRS cash flows on page 23 includes the following items:

	Years ended 31 December	
	2025	2024
	£m	£m
Profit for the year	**7,765**	3,181
Taxation on ordinary activities	**2,094**	357
Share of post-tax results of associates and joint ventures	**(1,681)**	(1,900)
Net finance costs	**1,819**	1,098
Profit from operations	**9,997**	2,736
Adjustments for:		
– depreciation, amortisation and impairment costs	**2,547**	3,101
– decrease in inventories	**112**	35
– increase in trade and other receivables	**(295)**	(269)
– decrease in Master Settlement Agreement payable	**(79)**	(294)
– (decrease)/increase in trade and other payables	**(207)**	58
– decrease in net retirement benefit liabilities	**(31)**	(76)
– (decrease)/increase in other provisions for liabilities	**(3,409)**	6,322
– other non-cash items	**264**	(40)
Cash generated from operating activities	**8,899**	11,573
Dividends received from associates	**369**	406
Tax paid	**(2,926)**	(1,854)
Net cash generated from operating activities	**6,342**	10,125

Net cash generated from operating activities declined by 37.4% to £6,342 million (2024: £10,125 million). This was driven by:

- payment of cash, cash equivalents and investments held at fair value totalling £2.6 billion, in the second half of 2025, as part of the Approved Plans (as discussed on page 14) in Canada;
- deferral of US$895 million of tax payments in the U.S. from 2024 to 2025, negatively impacting 2025 by £678 million; and
- payment related to the FII GLO of £479 million (2024: £50 million). The Group will make further payments of £222 million in 2026 and £41 million in 2027 (see page 37).

These were partly offset by payments in 2024 in respect of the DOJ and OFAC (£267 million) and an excise assessment in Romania (£390 million), both of which did not repeat.

Expenditure on research and development was approximately £358 million in 2025 (2024: £380 million) with a focus on products that could potentially reduce the risk associated with smoking conventional cigarettes.

Net cash from investing activities

Net cash from investing activities was an inflow of £1,387 million, a marginal increase of £12 million from the same period last year when it was an inflow of £1,375 million.

This was driven by the net movement from short-term investment products, including treasury bills, which were an inflow of £794 million in 2025, compared to an inflow of £83 million in 2024 due to:

- the net proceeds of £318 million from the sale, in December 2025, of around 59% of the Group's investment in ITC Hotels; and
- the liquidation of investments (£437 million) that were then included in the upfront payment in respect of Canada as part of the Approved Plans.

However, this was largely offset by lower net proceeds from the partial monetisation of our investment in ITC of £1,052 million compared to £1,577 million in 2024.

Purchases of property, plant and equipment were higher than 2024, at £551 million (2024: £486 million).

In 2025, the Group invested £648 million in gross capital expenditure, an increase of 11.7% on the prior year (2024: £581 million). This included purchases of property, plant and equipment related to the ongoing investment in the Group's operational infrastructure, including the expansion of our New Categories portfolio and enhancements to our Modern Oral capacity.

The Group expects its gross capital expenditure in 2026 to be approximately £750 million.

Net cash used in financing activities

Net cash used in financing activities was an outflow of £8,762 million in 2025 (2024: £10,632 million outflow). The total outflow includes:

- The payment of the dividend of £5,238 million (2024: £5,213 million);
- Lower interest paid in the year of £1,631 million (2024: £1,703 million) as higher interest charges in line with the increase in the Group's average cost of debt were more than offset by foreign exchange tailwinds;
- The net repayment of borrowings in 2025 of £118 million compared £2,422 million in 2024;
- An outflow of £380 million related to derivatives (2024: £128 million);
- A net inflow from the redemption and subsequent issuance of perpetual hybrid bonds of £167 million; and
- An outflow of £1,112 million (2024: £698 million) in respect of the share buy-back programme.

33

Notes to the Financial Statements Continued 9. Liquidity The Treasury function is responsible for raising finance for the Group, managing the Group’s cash resources and the financial risks arising from underlying operations. All these activities are carried out under defined policies, procedures and limits, reviewed and approved by the Board, delegating oversight to the Chief Financial Officer and Treasury function. The Group has targeted an average centrally managed bond maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling 12-month period. As at 31 December 2025, the average centrally managed debt maturity of bonds was 9.5 years (31 December 2024: 9.5 years) and the highest proportion of centrally managed debt maturing in a single rolling 12-month period was 15.1% (31 December 2024: 14.8%). The Group continues to maintain investment-grade credit ratings, with ratings from Moody’s, S&P and Fitch of Baa1 (stable outlook), BBB+ (stable outlook), BBB+ (stable outlook), respectively, and continues to target a solid investment-grade credit rating of Baa1, BBB+ and BBB+. The strength of the ratings has underpinned debt issuance and the Group is confident of its ability to continue to successfully access the debt capital markets. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating. In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt on a net basis (at least 50% fixed on a net basis in the short- to medium-term). At 31 December 2025, the relevant ratio of floating to fixed rate borrowings after the impact of derivatives was 24:76 (31 December 2024: 22:78). On a net debt basis, after offsetting liquid assets and excluding cash and other liquid assets (including investments held at fair value) in Canada, which were subject to certain restrictions under CCAA protection in 2024 (and were subsequently paid into the Global Settlement Trust Account as part of the Upfront Cash Contribution in the second half of 2025), the ratio of floating to fixed rate borrowings was 14:86 (31 December 2024: 13:87). Available facilities It is Group policy that short-term sources of funds (including drawings under both the Group US$4 billion U.S. commercial paper (U.S. CP) programme and the Group £3 billion euro commercial paper (ECP) programme) are backed by undrawn committed lines of credit and cash. Commercial paper is issued by B.A.T. International Finance p.l.c., B.A.T. Netherlands Finance B.V. and B.A.T Capital Corporation and guaranteed by British American Tobacco p.l.c. At 31 December 2025, commercial paper of nil was outstanding (2024: nil). Cash flows relating to commercial paper that have maturity periods of three months or less are presented on a net basis in the Group’s cash flow statement. At 31 December 2025, the Group had access to a £5.0 billion revolving credit facility. This facility was undrawn at 31 December 2025. In November 2025, the Group refinanced its existing £5.2 billion facility at the reduced amount of £5.0 billion comprising (i) a £2.5 billion 364-day tranche with two one-year extension options and a one-year term out option and (ii) a £2.5 billion five-year tranche with two one-year extension options. During 2025, the Group refinanced or extended short-term bilateral facilities totalling £2.7 billion. As at 31 December 2025, nil was drawn on a short-term basis with £2.7 billion undrawn and still available under such bilateral facilities. Cash flows relating to bilateral facilities that have maturity periods of three months or less are presented on a net basis in the Group’s cash flow statement. In January 2025, the Group entered into a medium-term facility of £468 million (equivalent), which was fully drawn as at 31 December 2025. Issuance, drawdowns and repayments in the period – In March 2025, the Group repaid a €650 million bond at maturity and accessed the US dollar market under the SEC Shelf Programme, raising a total of US$2.5 billion across three tranches; – In June 2025, the Group repaid two bonds totalling an aggregate amount of US$3.0 billion at maturity; – In August 2025, the Group repaid a £300 million bond at maturity; – In September 2025, the Group accessed the US dollar market under the SEC Shelf Programme, raising US$750 million; and – In October 2025, the Group issued two series of perpetual hybrid bonds, each in an aggregate principal amount of €600 million and concurrently launched a tender offer for its outstanding €1.0 billion 3% perpetual hybrid bond (first callable in 2026). As a result, approximately 80.7% of the existing 3% perpetual hybrid notes were repurchased at a slight premium, with the remaining 19.3% redeemed at their principal value in November 2025. The Group has debt maturities of around £2.4 billion in 2026 and around £2.9 billion in 2027. Due to higher interest rates, net finance costs are expected to increase as debts are refinanced. BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 34

Notes to the Financial Statements Continued 10. Related party disclosures The Group’s related party transactions and relationships for 2024 were disclosed on pages 341 and 342 of the Group's Annual Report and Form 20-F for the year ended 31 December 2024. In the year ended 31 December 2025, apart from the partial sale of the Group's investment in ITC and demerger of ITC Hotels (refer to page 15), there were no material changes in related parties or related party transactions to be reported. Full details of the Group’s related party transactions as at 31 December 2025 will be included in the Group's 2025 Annual Report. 11. Return on Capital Employed (ROCE) The Group’s ROCE, calculated in accordance with our reported numbers, was 10.3% (2024: 2.7%), with the relative movement in 2025 largely due to the increase in profit from operations. with the prior period negatively impacted by the recognition of the £6.2 billion charge in respect of the settlement of historical litigation in Canada as discussed on page 14. On an adjusted basis, as defined on page 55, including dividends from associates and joint ventures (as a proxy to a return in the period, given the inclusion of the investment in associates and joint ventures in the Group’s calculation of capital employed) and adjusting for the performance of Canada1, adjusted ROCE grew from 11.6% in 2024, to 12.0% in 2025. The movement in 2025 was mainly driven by the impairment of goodwill and trademarks and increases in amortisation charges incurred in the current and prior periods, the impact of which has been adjusted out of EBITDA but reduces the value of average capital employed. 1. As adjusted for Canada excludes the performance of the Canadian business (excluding New Categories). 12. Contingent liabilities and financial commitments The Group has contingent liabilities in respect of litigation, taxes and guarantees in various countries. These are described below, are further described in Note 31 to the Group's 2024 Annual Report and the Group's 2024 Annual Report on Form 20-F and will be included in the Group's 2025 Annual Report and the Group's 2025 Annual Report on Form 20-F. The Group is subject to contingencies pursuant to requirements that it complies with relevant laws, regulations and standards. Failure to comply could result in restrictions in operations, damages, fines, increased tax, increased cost of compliance, interest charges, reputational damage or other sanctions. These matters are inherently difficult to quantify. In cases where the Group has an obligation as a result of a past event existing at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation and the amount of the obligation can be reliably estimated, a provision will be recognised based on best estimates and management judgement. There are, however, contingent liabilities in respect of litigation, taxes in some countries and guarantees for which no provisions have been made. While the amounts that may be payable or receivable could be material to the results or cash flows of the Group in the period in which they are recognised, the Board does not expect these amounts to have a material effect on the Group’s financial condition. Taxes The Group has exposures in respect of the payment or recovery of a number of taxes. The Group is and has been subject to a number of tax audits covering, among others, excise tax, value-added taxes, sales taxes, corporate taxes, overseas withholding taxes and payroll taxes. The estimated costs of known tax obligations have been provided in these accounts in accordance with the Group’s accounting policies. In some countries, tax law requires that full or part payment of disputed tax assessments be made pending resolution of the dispute. To the extent that such payments exceed the estimated obligation, they would not be recognised as an expense. There are disputes that are in or may proceed to litigation in a number of countries, including Brazil and the Netherlands. In Brazil, Souza Cruz, the Group’s Brazilian subsidiary, successfully filed a bank guarantee in respect of the disputed amount in the 2007-2008 tax case where the Brazilian Federal Tax Authority is seeking to subject the profits of overseas subsidiaries to corporate income tax and social contribution tax. The Dutch tax authority has issued a number of assessments on various issues across the years 2003-2016 in relation to various intra-group transactions. The assessments amount to an aggregate net potential liability across these periods of £1,082 million covering tax, interest and penalties. The Group appealed against the assessments in full. On 11 September 2025, the Court of Appeal issued its judgment, rescinding the £92 million fine and reducing the adjustments relating to the termination of licence rights. The Court of Appeal largely upheld the District Court’s findings on the other intra-group transactions. Both the Group and the Dutch Tax Authorities have issued pro-forma appeals to the Supreme Court. Having considered the judgment and the Dutch judicial and international proceedings available to it, the Group recognised a further adjusting charge of £171 million in 2025, with a total provision of £326 million recognised at 31 December 2025. Group litigation Group companies, as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of the cases, the amounts of compensatory and punitive damages sought are significant. While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts, and a vigorous defence is being made everywhere. If an adverse judgment is entered against any of the Group’s companies in any case, avenues of appeal will be pursued as necessary. Such appeals could require the appellants to post appeal bonds or substitute security in amounts that could in some cases equal or exceed the amount of the judgment. At least in the aggregate, and despite the quality of defences available to the Group, it is not impossible that the Group’s results of operations or cash flows in a particular period could be materially affected by this and by the final outcome of any particular litigation, or governmental investigations. BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 35

Notes to the Financial Statements Continued 12. Contingent liabilities and financial commitments (continued) Canada All outstanding tobacco litigation in Canada has been resolved and all relevant Group companies have been provided releases in full for all historical tobacco-related claims in Canada. Following a judgment by the Québec Court of Appeal in March 2019 in the Québec class actions, JTI-MacDonald Corp ((JTIM) a subsidiary of Japan Tobacco International and a co-defendant in the cases), Imperial Tobacco Canada Limited (Imperial), Imperial Tobacco Company Limited (together with Imperial, ITCAN) and Rothmans, Benson & Hedges Inc. ((RBH) a subsidiary of Philip Morris International Inc. and a co-defendant in the cases) each filed for creditor protection under the Companies’ Creditors Arrangement Act (CCAA), and court ordered stays (the Stays) of all tobacco litigation in Canada against all defendants (including all Group companies that were defendants in the Canadian tobacco litigation, including (i) ITCAN, British American Tobacco p.l.c., British American Tobacco (Investments) Limited, B.A.T Industries p.l.c. and Carreras Rothmans Limited) and (ii) R. J. Reynolds Tobacco Company (RJRT) and R.J. Reynolds Tobacco International Inc. (collectively, the RJR Companies). Following the filing of proposed plans of compromise (collectively, the Proposed Plans) by the court-appointed mediators and monitors for each of ITCAN, RBH and JTIM in the Ontario Superior Court of Justice (the Court) in October 2024, subsequent amendment, creditor approval in December 2024 and a sanction hearing in January 2025, the Court issued an order finding each of the Proposed Plans fair, reasonable, and in the public interest, and sanctioned the Proposed Plans (hereinafter referred to as the Approved Plans). The Approved Plans were implemented on 29 August 2025, as a result of which all outstanding tobacco litigation in Canada against the defendants has been resolved and all relevant Group companies have been provided release in full for all historical tobacco-related claims in Canada. On implementation, each of ITCAN, RBH and JTIM was required to pay into the settlement fund cash and cash equivalents on hand (including investments held at fair value) (other than, in the case of RBH, a holdback amount) plus certain court deposits. If any cash tax refunds are later received on account of these upfront payments, 85% of such refund amounts will also be payable towards the settlement. Going forward, each of ITCAN, RBH and JTIM will also be required to make annual payments based on a percentage (initially 85%, reducing over time to 70%) of net income after tax based on amounts generated from all sources, excluding New Categories, until they settle the liability (CAD$32.5 billion) in full. The performance of ITCAN’s New Categories (including Vapour products and nicotine pouches) is not included in the basis for calculating the annual payments (which New Categories products are also excluded from the releases granted under the Approved Plans). The Group has recognised a provision to reflect management’s best estimate of ITCAN’s total payment obligations under the Approved Plans (see note 3). U.S. - Engle As at 31 December 2025, the Group’s subsidiaries, R. J. Reynolds Tobacco Company (RJRT), Lorillard Tobacco Company (Lorillard Tobacco) and Brown & Williamson Holdings, Inc., had collectively been served in 33 pending Engle progeny cases filed on behalf of approximately 50 individual plaintiffs. Many of these are in active discovery or nearing trial. In 2025, RJRT or Lorillard Tobacco paid judgments in three Engle progeny cases. Those payments totalled approximately US$16.0 million (approximately £11.9 million) in compensatory or punitive damages. Additional costs were paid in respect of attorneys' fees and statutory interest. In addition, from 1 January 2023 to 31 December 2025, outstanding jury verdicts in favour of the Engle progeny plaintiffs had been entered against RJRT or Lorillard Tobacco for US$32.5 million (approximately £24.1 million) in compensatory damages (as adjusted) and US$25.7 million (approximately £19.1 million) in punitive damages. A majority of these verdicts are in various stages in the appellate process and have been bonded as required by Florida law under the US$200 million (approximately £148.7 million) bond cap passed by the Florida legislature in 2009. Although the Group cannot currently predict when or how much it may be required to bond and pay, the Group’s subsidiaries will likely be required to bond and pay additional judgments as the litigation proceeds. Kalamazoo Georgia-Pacific, a designated Potentially Responsible Party (PRP) in respect of the Kalamazoo River in Michigan, pursued NCR in relation to remediation costs caused by PCBs released into that river. On 26 September 2013, the United States District Court, Michigan held that NCR was liable as a PRP on the basis that it had arranged for the disposal of hazardous material for the purposes of the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA). Following further litigation, on 11 December 2019, NCR announced that it had entered into a Consent Decree with the U.S. Government and the State of Michigan (subsequently approved by the Michigan Court on 2 December 2020), pursuant to which it assumed liability for certain remediation work at the Kalamazoo River. The payments to be made on the face of the Consent Decree in respect of such work total approximately US$245 million (approximately £182.1 million). The Consent Decree also provides for the payment by NCR of an outstanding judgment against it of approximately US$20 million (approximately £14.9 million) to Georgia-Pacific. The quantum of the clean-up costs for the Kalamazoo River is presently unclear. It seems likely to exceed the amounts payable on the face of the Consent Decree. On 10 February 2023, NCR filed a complaint in the United States District Court for the Southern District of New York against B.A.T Industries p.l.c. (Industries), seeking a declaration that Industries must compensate NCR for 60% of costs NCR incurred and incurs relating to the Kalamazoo River site on the asserted basis that the Kalamazoo River constitutes a ‘Future Site’ for the purposes of a 1998 Settlement Agreement between it, Appvion and Industries. On 23 June 2023, Industries filed its defence and counterclaims in the proceedings. On 14 September 2024, the court issued a judgment in respect of the motion striking out one of Industries’ eight affirmative defences and dismissing three of Industries’ five counterclaims. The proceedings are ongoing. BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 36

Notes to the Financial Statements Continued 12. Contingent liabilities and financial commitments (continued) Investigations The Group investigates, and becomes aware of governmental authorities’ investigations into, allegations of misconduct, including alleged breaches of sanctions and allegations of corruption, at Group companies. Some of these allegations are currently being investigated. The Group cooperates with the authorities, where appropriate. There are instances where the Group investigates or where Group companies are cooperating with relevant national competition authorities in relation to competition law investigations and/or engaged in legal proceedings at the appellate level, including (amongst others) in Belgium and Brazil. In addition, the Group is, and may in the future be, subject to investigations or legal proceedings in relation to, among other things, its marketing, promotion or distribution activities in respect of its products. This includes, but is not limited to, allegations that such activities, whether undertaken through traditional channels, digital platforms, third parties, or distribution applications, do not comply with applicable laws or regulations. As such, the Group or Group companies, could be subject to liability and costs associated with any damages, fines, or penalties brought in connection with these allegations. Group litigation summary Having regard to all these matters, with the exception of Fox River and Canada (Quebec), the Group does not consider it appropriate to make any provision or accrual in respect of any pending litigation. The Group does not believe that the ultimate outcome of this litigation will significantly impair the Group’s financial condition. If the facts and circumstances change, then there could be a material impact on the financial statements of the Group. In addition, the Group accrues for damages, attorneys' fees and/or statutory interest, including in respect of certain Engle progeny cases, and certain U.S. individual smoking and health cases. Full details of the litigation against Group companies and tax disputes as at 31 December 2025 will be included in the Group's 2025 Annual Report. Whilst there has been some movement on new and existing cases against Group companies, there have been, except as otherwise stated, no material developments in 2025 or to date in 2026 that would impact the financial position of the Group. 13. Franked Investments Income Group Litigation Order The Group is the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (HMRC) in the FII GLO. There were 15 corporate groups in the FII GLO as at 31 December 2025. The case concerns the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK. The Supreme Court heard appeals in two separate trials during 2020. The judgment in the first hearing was handed down in November 2020 and concerned the time limit for bringing claims. The Supreme Court remitted that matter to the High Court to determine whether the claim is within time on the facts. The judgment from the second hearing was handed down in July 2021 and concerned issues relating to the type of claims BAT is entitled to bring. Applying that judgment reduces the value of the FII GLO claim to approximately £0.3 billion, mainly as the result of the application of simple interest and the limitation to claims for advance corporation tax offset against lawful corporation tax charges, which is subject to the determination of the timing issue by the High Court and any subsequent appeal. The High Court hearing on time limits was heard in late November 2023 with judgment handed down in February 2024. The High Court determined that claims should have been filed within 6 years of June 2000 meaning that BAT’s claims are in time. HMRC appealed the judgment, and the appeal was heard in the Court of Appeal in May 2025. There is no confirmed date when the judgement will be handed down. The final resolution of all issues in the litigation is likely to take several more years. During 2015, HMRC paid to the Group a gross amount of £1.2 billion in two separate payments, less a deduction (withheld by HMRC) of £0.3 billion. The payments made by HMRC have been made without any admission of liability and are subject to refund were HMRC to succeed on appeal. Due to the uncertainty of the amounts and eventual outcome the Group has not recognised any impact in the income statement in the current or prior period in respect of the receipt (being £0.9 billion net of tax) which is held within trade and other payables. Any future recognition as income will be treated as an adjusting item, due to the size of the order, with interest of £30 million in respect for 2025 (2024: £61 million) accruing on the balance, which was also treated as an adjusting item. In 2025, the Group paid £479 million, following the agreement with HMRC to repay £0.8 billion (being the difference between the amounts received plus accrued interest and the amount determined in the July 2021 judgment (£0.3 billion)). The Group had previously made annual payment of £50 million in each of 2024, 2023 and 2022. The schedule for the remaining repayments is – £222 million in 2026; and – £41 million in 2027. Full details of the case will be included in the Group's 2025 Annual Report (note 10 Taxation on ordinary activities). BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 37

Notes to the Financial Statements Continued 14. Post Balance Sheet Event Settlement with ITG Brands, LLC In January 2026, two Group subsidiaries (Reynolds American Inc. and R.J. Reynolds Tobacco Company (RJRT)) entered into a settlement agreement related to historical litigation with ITG Brands, LLC (ITG). The dispute was with respect to the liability arising under the Florida State Settlement Agreement, specifically regarding the four brands (Winston, Salem, Kool and Maverick) that were sold to ITG in 2015. In settlement of the dispute, ITG paid RJRT a lump sum of US$200 million (£148.7 million) on 30 January 2026. Additionally, ITG will also reimburse RJRT the following amounts by the following dates: – 15 October 2026: US$75.0 million (£55.8 million); – 15 October 2027: US$77.9 million (£57.9 million); and – 15 October 2028: US$80.8 million (£60.1 million). Each payment is fully contingent upon RJRT accruing an overall MSA/Previously Settled States Settlement Agreements (PSSSA) liability in excess of the specified amount in the relevant calendar year. The initial payment of US$200 million (£148.7 million) will be treated as an adjusting item in 2026, with the subsequent payments treated as a contingent asset until RJRT accrues an overall MSA/PSSSA liability requiring the relevant amounts to be paid. ITG is also required to reimburse RJRT for future payments RJRT makes to Florida based on sales of the Acquired Brands. Nahadi Litigation On 29 January 2026, a claim was filed in the U.S. District Court for the Eastern District of Virginia against British American Tobacco p.l.c. (the Company) and British-American Tobacco Marketing (Singapore) Private Limited (BATMS). The claimants are 196 U.S. nationals and family members who claim unquantified civil damages under the U.S. Anti-Terrorism Act. The substance of the allegations relate to matters previously disclosed in relation to historical business activities in the Democratic People’s Republic of Korea which resulted in the Company’s April 2023 entry into a three-year deferred prosecution agreement with the DOJ, with BATMS pleading guilty to the same charges, and a civil settlement agreement with OFAC. The Company and BATMS intend to vigorously defend the claim. BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 38

Other Information Non-financial Key Performance Indicators (KPIs) Volume The Group reports volumes as additional information. This is done, where appropriate, with cigarette sticks as the basis, with usage levels applied to other products to calculate the equivalent number of cigarette units. Volume is defined as the number of units sold. Units may vary between categories. The conversion rates that are applied: Equivalent to one cigarette Factory-made cigarettes (FMC) 1 stick Heated sticks 1 heat stick Cigars 1 cigar (regardless of size) Oral – Pouch 1 pouch – Moist Snuff 2.8 grams – Dry Snuff 2.0 grams – Loose leaf, plug, twist 7.1 grams Pipe tobacco 0.8 grams Roll-your-own 0.8 grams Make-your-own – Expanded tobacco 0.5 grams – Optimised tobacco 0.7 grams Vapour No conversion to a stick equivalent Roll-your-own (RYO) Loose tobacco designed for hand rolling, normally a finer cut with higher moisture, compared to cigarette tobacco. Make-your-own (MYO) MYO expanded tobacco; also known as volume tobacco. Loose cigarette tobacco with enhanced filling properties – to allow higher yields of cigarettes/kg - designed for use with cigarette tubes and filled via a tobacco tubing machine. MYO non-expanded tobacco; also known as optimised tobacco Loose cigarette tobacco designed for use with cigarette tubes and filled via a tobacco tubing machine. Vapour Vapour is shown in units being pods, bottles and disposable units. There is no conversion to a stick equivalent. Volume Share Volume share is the estimated number of units bought by adult consumers of a specific brand or combination of brands, as a proportion of the total estimated units bought by adult consumers in the industry, category or other sub-category. Sub- categories include, but are not limited to, Heated Products, Modern Oral, Traditional Oral, Total Oral or Cigarettes. Except when referencing particular markets, volume share is based on our Top markets. Top markets are those markets that management determines are strategic in each category, with reliable share data from third parties. Management notes that the markets that form the definition of Top markets may change between periods as this will reflect the development of the category within markets including their relative revenue sizes. Where possible, the Group utilises data provided by third-party organisations, including NielsenIQ, based upon retail audit of sales to adult consumers. In certain markets, where such data is not available, other measures are employed which assess volume share based upon other movements within the supply chain, such as sales to retailers. This may depend on the provision of data by customers including distributors/wholesalers. Volume share is used by management to assess (and management believes that it is useful to users of the financial statements to understand) the relative performance of the Group and its brands against the performance of its main competitors in the categories and geographies in which the Group operates. This measure is also useful to understand the Group’s performance when seeking to grow scale within a market or category from which future financial returns can be realised. Volume share provides an indicator of the Group’s relative performance in unit terms versus competitors. Volume share in each period compares the average volume share in the period with the average volume share in the prior year (using the current year Top markets). This is a more robust measure of performance, removing short-term volatility that may arise at a point in time. Due to the timing of available information, volume share for 2025 is for the year ended 31 December 2025 unless otherwise stated. However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided as at the end of the period rather than the average in that period. In these instances, the Group states these at a specific date (for instance, December 2025). Please refer to the Glossary and Definitions on page 45 for a list of the Top markets by product category. BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 39

BAT Preliminary Announcement 2025 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Other Information

Continued

Non-financial Key Performance Indicators (KPIs) (continued)

Value Share

Value share is the estimated retail value of units bought by adult consumers of a particular brand or combination of brands, as a proportion of the total estimated retail value of units bought by adult consumers in the industry, category or other sub-category in discussion. Except when referencing particular markets, value share is based on our Top markets. Top markets are those markets that management determines are strategic in each category, with reliable share data from third parties. Management notes that the markets that form the definition of Top markets may change between periods as this will reflect the development of the category within markets including their relative revenue sizes.

Where possible, the Group utilises data provided by third-party organisations, including NielsenIQ, based upon retail audit of sales to adult consumers. In certain markets, where such data is not available, other measures are employed which assess value share based upon other movements within the supply chain, such as sales to retailers. This may depend on the provision of data by customers (including distributors and wholesalers).

Value share is used by management to assess (and management believes that it is useful to users of the financial statements to understand) the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates, specifically indicating the Group's ability to realise value relative to the market. The measure is particularly useful when the Group's products and/or the relevant category in the market in which they are sold has developed or achieved scale from which value can be realised.

Value share in each period compares the average value share in the period with the average value share in the prior year (using the current year Top markets). This is a more robust measure of performance, removing short-term volatility that may arise at a point of time. Due to the timing of available information, value share for 2025 is for the year ended 31 December 2025 unless otherwise stated.

However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided as at the end of the period rather than the average in that period. In these instances the Group states these at a specific date (for instance, December 2025).

Please refer to the Glossary and Definitions on page 45 for a list of the Top markets by product category.

Price Mix

Price mix is a term used by management and users of the financial statements to explain the movement in revenue between periods. Revenue is affected by:

– volume (how many units are sold);

– price (how much is each unit sold for, less excise or other sales taxes and the impact of excise duty drawback); and

– mix (being the relative proportions of higher value volume sold compared to lower value volume sold).

In combination, the term price/mix is used to explain the Group's relative performance between periods only. It is calculated as the difference between the movement in revenue (between periods at constant rates of exchange) and volume (between periods). For instance, the increase in combustibles revenue (excluding translational foreign exchange movements) of 1.0% in 2025, combined with a decline in combustibles volume of 8.1% in 2025, leads to a price mix (including excise duty drawback) of +9.1% in 2025. No assumptions underlie this metric as it utilises the Group's own data.

We also show (see page 3) the impact on revenue from the movement in combustibles volume (being the movement in volume between periods multiplied by the average combustibles revenue per thousand from the prior period) and the impact from the combustibles price/mix effect (see page 3), which is revenue from combustibles (at constant rates) less the volume effect from the movement in combustibles.

Consumers of Smokeless Products

The number of consumers of Smokeless products is defined as the estimated number of Legal Age (minimum 18 years) consumers of the Group's Smokeless products – which does not necessarily mean these users are solus consumers of these products. In markets where regular consumer tracking is in place, this estimate is obtained from adult consumer tracking studies conducted by third parties (including Kantar). In markets where regular consumer tracking is not in place, the number of consumers of Smokeless products is derived from volume sales of consumables and devices in such markets, using consumption patterns obtained from other similar markets with adult consumer tracking (utilising studies conducted by third parties, including Kantar). The number of consumers is adjusted for those identified (as part of the consumer tracking studies undertaken) as using more than one BAT Brand – referred to as 'poly users'.

The number of Smokeless products consumers is used by management to assess the number of consumers using the Group's New Categories products as the increase in Smokeless products is a key pillar of the Group's sustainability ambition and is integral to the sustainability of our business.

The Group's Management Board believes that this measure is useful to investors given the Group's sustainability ambition and alignment to the sustainability of the business with respect to the Smokeless portfolio.

Periodically, in line with standard practice, enhancements to the adult consumer tracking studies may be required to more accurately capture market trends across categories and as markets perform with respect to the development of the categories. When a change is applied, to ensure that the data is comparable between periods, historical data is back-trended to ensure there is no trend break.

During 2025, Kantar made enhancements to their adult consumer tracking studies in Germany. Accordingly, Kantar has back-trended the data with the revised historical data provided below:

	2024	2023
As previously reported	29.1	25.5
Back-trended to reflect enhanced adult consumer tracking	29.4	25.8

40

Other Information Continued Additional information British American Tobacco is one of the world's leading consumer products businesses, with brands sold across the world. We have strategic combustibles and HP brands – including Dunhill, Kent, Lucky Strike, Pall Mall, Rothmans, glo, veo, Newport (in the U.S.), Camel (in the U.S.) and Natural American Spirit (in the U.S.) – and a growing portfolio of reduced-risk products*†. We hold robust market positions in each of our regions and have leadership positions in more than 50 markets. References in this document to information on websites, including the web address of BAT, have been included as inactive textual references only. These websites and the information contained therein or connected thereto are not intended to be incorporated into or to form part of this report. * Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. † Products sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance. Annual Report and Accounts Statutory accounts The financial information set out above does not constitute the Company’s statutory accounts for the years ended 31 December 2025 or 2024. Statutory accounts for 2024 have been delivered to the Registrar of Companies and those for 2025 will be delivered following the Company’s Annual General Meeting. The auditors’ reports on the 2024 and 2025 accounts were unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under s498(2) or (3) of the Companies Act 2006 or equivalent preceding legislation. Publication The Group's 2025 Annual Report will be published on www.bat.com on or around 13 February 2026. A printed copy will later be mailed to shareholders on the UK main register who have elected to receive it. At the same time, shareholders will be notified of the availability of the Group's 2025 Annual Report on the website and of the Combined Performance and Sustainability Summary together with other ancillary documents in accordance with their elections. Specific local mailing and/or notification requirements will apply to shareholders on the South Africa branch register. In addition, the Company files its Annual Report on Form 20-F and other documents with the United States Securities and Exchange Commission (SEC). BAT’s filings are available to the public, together with the public filings of other issuers, at the SEC’s website, www.sec.gov. The Company expects to file its Annual Report on Form 20-F with the SEC on 13 February 2025. Distribution of Preliminary Statement This preliminary announcement is released or otherwise made available or notified to the London Stock Exchange, the JSE Limited and the New York Stock Exchange and filed in accordance with applicable regulations. It may be viewed and downloaded from our website www.bat.com. Copies of the preliminary announcement may also be obtained during normal business hours from: (1) the Company’s registered office; (2) the Company’s representative office in South Africa; (3) British American Tobacco Publications; and (4) Citibank Shareholder Services. Contact details are set out below. This preliminary announcement was approved by the Board of Directors on 11 February 2026. BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 41

Other Information Continued Forward-looking statements and other matters This announcement contains certain forward-looking statements, including "forward-looking" statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. In particular, these forward-looking statements include, among other statements, statements regarding the Group's future financial performance, planned product launches and future regulatory developments and business objectives (including with respect to sustainability and other environmental, social and governance matters), as well as: (i) in the heading Momentum Drives Further Confidence in 2026 Delivery, the Summary and the Tadeu Marroco, Chief Executive section (all on page 1); (ii) certain statements in the 2026 Outlook (on page 2); (iii) certain statements in the Regional Review section (pages 5 to 7) including our belief that Vuse will benefit as the authorities continue with enforcement initiatives in 2026 in the U.S. and our expectation of a wider roll-out of glo Hilo in the AME region; (iv) certain statements in the Category Performance Review (pages 8 to 9), including our encouragement by the early performance of Vuse Ultra in certain markets; (v) certain statements in the Other Financial Information section (pages 10 to 13), including Cash flow; (vi) certain statements in the Sustainability Performance Update section (page 13); (vii) certain statements in the Other Information section (pages 13 to 16), including Operational and process review, the Group's expectation to close the sale of its Cuban subsidiary and the Group's expectation to continue as a going concern; (viii) certain statements in the Notes to the Financial Statements section (pages 24 to 38), including Accounting policies and basis of preparation, the Group's forecast and assumptions with respect to impairment testing under amortisation and impairment of trademarks and similar intangibles and impairment of goodwill, the Group's expected capital expenditure, the Group's targeted credit ratings and Contingent liabilities and financial commitments sections; (ix) certain statements in the Other Information section (pages 39 to 41); and (x) certain statements related to dividends (page 44). These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "should," "intend," "plan," "potential," "predict," "will," "expect," "estimate," "project," "positioned," "strategy," "outlook," "target," "being confident" and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the British American Tobacco Group (the “Group”) operates. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this announcement are reasonable, but they may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of increased competition from illicit trade and illegal products; changes or differences in domestic or international economic or political conditions; the impact of adverse domestic or international legislation and regulation of tobacco, New Categories and other regulation; the impact of supply chain disruptions; adverse litigation and external investigations and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; the inability to develop, commercialise and deliver the Group’s New Categories strategy; adverse decisions by domestic or international regulatory bodies, including disputed taxes, interest and penalties; the impact of serious injury, illness or death in the workplace and those who work with the business; the ability to maintain credit ratings and to fund the business under the current capital structure; translational and transactional foreign exchange rate exposure; direct and indirect adverse impacts associated with climate change (both physical and transition); the ability to deliver a viable circular business model in response to global demand, combined with increasing regulatory, stakeholder and consumer pressure; and the Group’s ability to defend against Cyber & Digital actions that result in loss of confidentiality, availability or integrity of systems and data. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the headings “Cautionary statement”, "Group Principal Risks" and "Group Risk Factors" in the Group's 2024 Annual Report and the Group's Annual Report on Form 20-F of British American Tobacco p.l.c. (BAT). Additional information concerning these and other factors can be found in BAT's filings with the U.S. Securities and Exchange Commission (SEC), including the Group's Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, www.sec.gov and BAT’s Annual Reports. No statement in this announcement is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and the Group undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements. All financial statements and financial information provided by or with respect to the U.S. or Reynolds American are initially prepared on the basis of U.S. GAAP and constitute the primary financial statements or financial records of the U.S./Reynolds American. This financial information is then converted to International Financial Reporting Standards as issued by the IASB and as adopted for use in the UK (IFRS) for the purpose of consolidation within the results of the Group. To the extent any such financial information provided in this announcement relates to the U.S. or Reynolds American it is provided as an explanation of, or supplement to, Reynolds American’s primary U.S. GAAP based financial statements and information. Products sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance. Caroline Ferland Company Secretary 11 February 2026 BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliation 42

Other Corporate Information Corporate information British American Tobacco p.l.c. is a public limited company incorporated in England and Wales (No. 3407696) and domiciled in the UK. Registered office Globe House, 4 Temple Place, London, WC2R 2PG, UK tel: +44 20 7845 1000 Stock Exchange Listings The Company’s ordinary shares are listed on the London Stock Exchange (the primary listing (share code: BATS; ISIN GB0002875804)), the JSE Limited (secondary listing (abbreviated name: BATS; trading code: BTI)) and are traded on the New York Stock Exchange (NYSE) in the form of ADSs and are evidenced by American Depositary Receipts (ADRs) (symbol: BTI; CUSIP number 110448107). Each BAT ADS represents one ordinary share. BAT ADRs have been listed on the NYSE since 25 July 2017 as a Sponsored Level III ADS programme for which Citibank, N.A. is the depositary (the Depositary) and transfer agent. Sponsor for the purpose of the secondary listing Merrill Lynch South Africa (Pty) Ltd t/a BofA Securities Representative office in South Africa Waterway House South No 3 Dock Road, V&A Waterfront, Cape Town 8000, South Africa PO Box 631, Cape Town 8000, South Africa tel: +27 21 003 6500 Manage your shareholding Ordinary shareholder enquiries United Kingdom Registrar Computershare Investor Services PLC (Computershare) The Pavilions, Bridgwater Road, Bristol BS99 6ZZ tel: 0800 408 0094 (UK only) or +44 370 889 3159 (Overseas) online: www.investorcentre.co.uk/contactus South African Registrar Computershare Investor Services Proprietary Limited Private Bag X9000, Saxonwold, 2132, South Africa tel: 0861 100 634; +27 11 870 8216 email: web.queries@computershare.co.za American Depositary Shares (ADS) enquiries All enquiries regarding ADS holder accounts and payment of dividends should be addressed to: Citibank Shareholder Services PO Box 43077, Providence, Rhode Island 02940-3077, USA tel: +1 888 985 2055 (toll-free) or +1 781 575 4555 email: citibank@shareholders-online.com website: www.citi.com/dr Publications British American Tobacco Publications Unit 80, London Industrial Park, Roding Road, London E6 6LS tel: +44 20 7511 7797 email: bat@team365.co.uk Holders of shares held on the South Africa register can contact the Company’s Representative office in South Africa using the contact details shown above. BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliation 43

BAT Preliminary Announcement 2025 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliation

Other Corporate Information
Continued

Quarterly dividends for the Year Ended 31 December 2025

The Board has declared an interim dividend of 245.04p per ordinary share of 25p for the year ended 31 December 2025, payable in four equal quarterly instalments of 61.26p per ordinary share in May 2026, August 2026, November 2026 and February 2027. This represents an increase of 2.0% on 2024 (2024: 240.24p per share), and a pay-out ratio, on 2025 adjusted diluted earnings per share, of 69.6%. On an adjusted for Canada basis, this is a pay-out ratio of 72.0% in 2025 (2024: 70.4%).

Please refer to page 53 for a reconciliation of diluted earnings per share to adjusted earnings per share, including as adjusted for Canada.

South Africa Branch register

In accordance with the JSE Limited (JSE) Listing Requirements, the finalisation information relating to shareholders registered on the South Africa branch register (comprising the amount of the dividend in South African rand, the exchange rate and the associated conversion date) will be published on the dates stated below, together with South Africa dividends tax information.

The quarterly dividends are regarded as 'foreign dividends' for the purposes of the South Africa Dividends Tax. For the purposes of South Africa Dividends Tax reporting, the source of income for the payment of the quarterly dividends is the United Kingdom.

Key dividend dates

In compliance with the requirements of the London Stock Exchange (LSE), Strate (the electronic settlement and custody system used by the JSE) and the NYSE, the following are the salient dates for the quarterly dividends payments. All dates are 2026 unless otherwise stated.

Event	Payment No. 1	Payment No. 2	Payment No. 3	Payment No. 4
Preliminary announcement (includes declaration data required for JSE purposes)		12 February		
Publication of finalisation information (JSE)	17 March	30 June	21 September	14 December
No removal requests permitted (in either direction) between the UK main register and the South Africa branch register	17 March–27 March	30 June–10 July	21 September–2 October	14 December–29 December
Last Day to Trade (LDT) cum-dividend (JSE)	24 March	07 July	29 September	23 December
Shares commence trading ex-dividend (JSE)	25 March	08 July	30 September	24 December
No transfers permitted between the UK main register and the South Africa branch register	25 March–27 March	8 July–10 July	30 September–2 October	24 December–30 December
No shares may be dematerialised or rematerialised on the South Africa branch register	25 March–27 March	8 July–10 July	30 September–2 October	24 December–30 December
Shares commence trading ex-dividend (LSE)	26 March	9 July	1 October	24 December
Shares commence trading ex-dividend (NYSE)	27 March	10 July	2 October	29 December
Record date (JSE, LSE and NYSE)	27 March	10 July	2 October	29 December
Last date for receipt of Dividend Reinvestment Plan (DRIP) elections (LSE)	15 April	24 July	16 October	13 January 2027
Payment date (LSE and JSE)	7 May	14 August	6 November	3 February 2027
ADS payment date (NYSE)	12 May	19 August	12 November	8 February 2027

Notes:

1. All dates are 2026, unless otherwise stated.
2. The dates set out above may be subject to any changes to public holidays arising and changes or revisions to the LSE, JSE and NYSE timetables. Any confirmed changes to the dates will be announced.

Shareholder Information
Calendar 2026

Event	Date[1]
Annual General Meeting[2]	Wednesday 15 April 2026 at 11.30am
Half-Year Report	Thursday 30 July 2026

1. Indicated dates are subject to change.
2. Details of the venue and business to be proposed at the meeting will be set out in the Notice of Annual General Meeting, which will be made available to all shareholders and published on www.bat.com.

44

Glossary and Definitions The following is a summary of the key terms used within this report: Term Definition AME Americas (excluding U.S.) and Europe. APMEA Asia Pacific, Middle East and Africa. British American Tobacco, BAT, Group, we, us and our When the reference denotes an opinion, this refers to British American Tobacco p.l.c. and when the reference denotes business activity, this refers to British American Tobacco Group operating companies, either collectively or individually, as the case may be. Carbon Dioxide equivalent emissions Carbon Dioxide equivalent (CO2e) emissions include CO2, CH4 and N2O and are reported where we have operational control. We do not include data on other GHG emissions (HFCs, PFCs, SF6 and NF3) as they are estimated to be insignificant. Cigarette Factory-made cigarettes (FMC) and products that have similar characteristics and are manufactured in the same manner, but due to specific features may not be recognised as cigarettes for regulatory, duty or similar reasons. Circular Economy The circular economy is a model of production and consumption, which involves sharing, leasing, reusing, repairing, refurbishing and recycling existing materials and products as long as possible. Combustibles Cigarettes and OTP. Constant Currency/ Constant rates Presentation of results in the prior year’s exchange rate, removing the potentially distorting effect of translational foreign exchange on the Group’s results. The Group does not adjust for normal transactional gains or losses in profit from operations which are generated by exchange rate movements. Double Materiality Assessment/Material topic Although financial materiality has been considered in the development of our Double Materiality Assessment (“DMA”), our DMA/Material topic and any related conclusions as to the materiality of sustainability matters do not imply that all topics discussed therein are financially material to our business taken as a whole, and such topics may not significantly alter the total mix of information available about our securities. HP Heated Products, including the devices, which include glo and our hybrid products, which are used to heat our consumables being the Tobacco Heated Products or Herbal Products for Heating. Modern Oral Includes Velo, Grizzly and Lundgrens and products that are characterised as nicotine replacement therapy (including oral pouches, gums, lozenges and sprays). New Categories (NC) Includes Vapour, HP and Modern Oral. OTP Other Tobacco Products, including make-your-own, roll-your-own, Pipe and Cigarillos. Poly-usage/Poly-use Refers to consumers consuming two or more tobacco and/or nicotine products. Reduced risk† Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. Smokeless New Categories plus Traditional Oral. Solus usage Adult consumers using only one category of combustible or nicotine products. THP Tobacco Heated Products (i.e., the consumables that contain tobacco used by Heated Product devices). Top Cigarette markets Being the Top cigarette markets which are defined as the Top markets by industry revenue, being the U.S., Japan, Brazil, Germany, Pakistan, Mexico and Romania, accounting for c.60% of total industry cigarettes revenue in 2024. Top HP markets Being the Top HP markets which are defined as the Top markets by industry revenue. Top markets are Japan, South Korea, Italy, Germany, Greece, Poland, Romania, the Czech Republic, Spain and Portugal. These Top markets account for c.80% of total industry HP revenue in 2024. Top Modern Oral markets Being the Top Modern Oral markets which are defined as the Top markets by industry revenue, being the U.S., Sweden, Denmark, Norway, Switzerland, the UK and Poland, accounting for c.90% of total industry Modern Oral revenue in 2024. Top Vapour markets Being the Top Vapour markets which are defined as the Top markets by industry revenue, being the U.S., Canada, the UK, France, Germany, Poland and Spain. These Top markets account for c.80% of total industry vapour revenue (rechargeable closed systems consumables and disposables in tracked channels) in 2024. Traditional Oral Including Moist Snuff (Granit, Mocca, Grizzly, Kodiak) and other traditional snus products (including Camel Snus and Lundgrens). U.S. United States of America. Value share Value share is the estimated retail value of units bought by adult consumers of a particular brand or combination of brands, as a proportion of the total estimated retail value of units bought by adult consumers in the industry, category or other sub-categorisation in discussion. Except when referencing particular markets, value share is based on our Top markets. Vapour Battery-powered devices (rechargeable or single-use) that heat liquid formulations – e-liquids – to create a vapour which is inhaled. Vapour products include Vuse. Volume share Offtake volume share, as independently measured by retail audit agencies and scanner sales to adult consumers, where possible or based on movements within the supply chain (such as sales to retailers) to generate an estimate of shipment share, based upon latest available data. Except when referencing particular markets, volume share is based on our Top markets. † Products sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance. All financial statements and financial information provided by or with respect to the U.S. or Reynolds American are initially prepared on the basis of U.S. GAAP and constitute the primary financial statements or financial records of the U.S./Reynolds American. This financial information is then converted to International Financial Reporting Standards as issued by the IASB and as adopted for use in the UK (IFRS) for the purpose of consolidation within the results of the Group. To the extent any such financial information provided in this announcement relates to the U.S. or Reynolds American it is provided as an explanation of, or supplement to, Reynolds American’s primary U.S. GAAP based financial statements and information. BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliation 45

BAT Preliminary Announcement 2025 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Data Lake and Reconciliations

Volume

Group Volume

Years ended 31 December	2025 Reported	2025 Change %	2024 Reported
New Categories:			
Vapour (units mn)	**538**	**-12.6%**	616
HP (bn sticks)	**20**	**-3.7%**	21
Modern Oral (bn pouches)	**12.2**	**+47.1%**	8.3
Traditional Oral (bn sticks eq)	**5.5**	**-9.1%**	6.1
Cigarettes (bn sticks)	**465**	**-7.9%**	505
OTP (bn sticks)	**12**	**-14.0%**	13
Total Combustibles (bn sticks)	**477**	**-8.1%**	518

Non-GAAP measures

To supplement the presentation of the Group's results of operations and financial condition in accordance with IFRS, the Group also presents several non-GAAP measures used by management to monitor the Group's performance. The Group's management regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments.

The following table demonstrates the principal non-GAAP measures which the Group uses and indicates the IFRS measure from which each principal Non-GAAP measure is reconciled:

		Presented in			Reconciled from:
Non-GAAP Measure title		Current rates	Constant rates	Adjusted for Canada[2]	IFRS measure
Revenue	£m	n/a[1]	Yes		Revenue
New Categories revenue	£m	Yes	Yes		Revenue
Smokeless revenue as a % of total revenue	%	Yes			Revenue
Adjusted gross profit	£m		Yes	Yes	Profit from Operations
Adjusted gross margin	%		Yes	Yes	Revenue/Profit from Operations
Category contribution	£m		Yes	Yes	Profit from Operations
Category contribution margin	%		Yes	Yes	Revenue/Profit from Operations
Adjusted profit from operations	£m	Yes	Yes	Yes	Profit from Operations
Adjusted operating margin	%	Yes	Yes	Yes	Revenue/Profit from Operations
Adjusted diluted earnings per share	p	Yes	Yes	Yes	Diluted Earnings per Share
Adjusted EBITDA	£m	Yes	Yes	Yes	Profit for the Year
Adjusted net debt	£m	Yes	Yes		Borrowings
Operating cash conversion	%	Yes		Yes	Net cash generated from operating activities
Adjusted cash generated from operations	£m	Yes	Yes	Yes	Net cash generated from operating activities
Free cash flow before and after dividends paid to shareholders	£m	Yes			Net cash generated from operating activities
Adjusted return on capital employed	%	Yes		Yes	Profit from Operations / Average Total Assets less Current Liabilities

1. Revenue at current rates is the IFRS measure.
2. The adjustment in respect of Canada is discussed on page 14, with the adjustment based upon the profit after interest and tax from all sources, excluding New Categories, in Canada.

The Group also uses adjusted share of post-tax results of associates and joint ventures, adjusted net finance costs, adjusted taxation and underlying tax rate.

The Management Board, as the chief operating decision-maker, reviews a number of our IFRS and non-GAAP measures for the Group and its product categories and geographic segments at constant rates of exchange. This allows comparison of the Group's results, had they been translated at the previous year's average rates of exchange. The Group does not adjust for the normal transactional gains and losses in profit from operations that are generated by exchange movements.

Non-GAAP measures also include measures excluding the impact of adjusting items. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items and currency fluctuations that may significantly affect the users' understanding of the Group's performance when compared across period, as applicable, provide additional useful information to users of the financial statements regarding the underlying performance of operating performance on a local currency basis (see page 12) and the business on a comparable basis.

Adjusting items, used to calculate certain of the above measures, are identified in accordance with the Group's accounting policies. They represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence and which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group's underlying financial performance.

As discussed on page 14, for certain measures, the Group also adjusts for the performance of Canada reflecting how Management assesses the performance of Canada on an ongoing basis.

46

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Data Lake and Reconciliations
Continued

Non-GAAP measures (continued)

Additionally, the Group uses the non-GAAP measures of non-controlling interest, coupons relating to hybrid bonds net of tax and profit attributable to shareholders.

Breakdowns of revenues by product category (including revenue generated from Vapour, Heated Products, Modern Oral, New Categories as a whole, Traditional Oral, Smokeless products as a whole and combustibles) and by geographic segment (including revenue generated in the United States, Americas and Europe and Asia-Pacific, Middle East and Africa), contributions to profit from operations by product category, adjusted gross profit, adjusted gross margin, category contribution, category contribution margin, adjusted profit from operations, adjusted operating margin, adjusted net finance costs, adjusted group share of post-tax results of associates and joint ventures, adjusted taxation, underlying taxation, adjusted diluted earnings per share, free cash flow (before dividends paid to shareholders), free cash flow (after dividends paid to shareholders), adjusted cash generated from operations, operating cash conversion ratio, net debt, adjusted net debt, adjusted net debt / adjusted EBITDA, and adjusted return on capital employed (including, where appropriate, presented as adjusted for Canada) have limitations as analytical tools. They are not presentations made in accordance with IFRS and none of these non-GAAP measures should be considered as an alternative measure of revenue, profit from operations, cash flows or any financial measure based thereon, as applicable, determined in accordance with IFRS.

These measures demonstrate, among other things, the Group's profitability (before adjusting items and translational foreign exchange) from the principal product categories, illustrating the category profitability development as the Group realises the transition from combustibles to Smokeless products in line with the Group's strategy to Build a Smokeless World.

The Group's Management Board believes these measures, which are used internally, are useful to the users of the financial statements in helping them understand the underlying business performance and can provide insights into the cash flow available to, among other things, reduce debt and pay dividends.

None of these non-GAAP measures are necessarily comparable to similarly titled measures used by other companies. As a result, readers should not consider these non-GAAP measures in isolation from, or as a substitute analysis for, the Group's revenue, profit from operations, cash flows or any financial measure based thereon, as applicable, as determined in accordance with IFRS.

Due to the secondary listing of the ordinary shares of British American Tobacco p.l.c. on the main board of the JSE in South Africa, the Group is required to present headline earnings per share and diluted headline earnings per share, as alternative measures of earnings per share, calculated in accordance with Circular 1/2023 'Headline Earnings' issued by the South African Institute of Chartered Accountants. These are shown on page 32.

Revenue, at Constant Rates of Exchange

Definition – Revenue before the impact of foreign exchange.

For the year ended 31 December	2025 £m	2024 £m
Revenue	**25,610**	25,867
Impact of translational foreign exchange	**804**	
2025 revenue re-translated at 2024 exchange rates	**26,414**	25,867
Change in revenue at prior year's exchange rates (constant rates)	**2.1%**	

Revenue by Product Category or Geographic Segment – Including Revenue from New Categories, at Constant Rates of Exchange

Definition – Revenue by product category, and at the prior year's prevailing exchange rate, derived from the principal product categories of Combustibles, New Categories (being comprised of revenue from Vapour, HP and Modern Oral), and Traditional Oral, including by the geographic segments of the United States, Americas and Europe, and Asia-Pacific, Middle East and Africa.

Reconciliation of revenue by product category to revenue by product category at constant rates of exchange (2025 - 2024)

For the year ended 31 December	2025					2024
Group	Reported £m	vs 2024 %	Impact of exchange £m	Reported at cc £m	Reported at cc vs 2024 %	Reported £m
New Categories:						
Vapour	1,542	-10.4%	31	1,573	-8.6%	1,721
HP	914	-0.7%	16	930	+1.0%	921
Modern Oral	1,165	+47.4%	5	1,170	+48.0%	790
Total New Categories	3,621	+5.5%	52	3,673	+7.0%	3,432
Traditional Oral	1,043	-4.5%	30	1,073	-1.7%	1,092
Combustibles	20,201	-2.3%	686	20,887	+1.0%	20,685
Other	745	+13.2%	36	781	+18.7%	658
Revenue	25,610	-1.0%	804	26,414	+2.1%	25,867

Note:
cc: constant currency – measures are calculated based on a re-translation of the current year's results of the Group at the prior year's exchange rates and, where applicable, its geographical segments or product categories.

47

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Data Lake and Reconciliations

Continued

Non-GAAP measures (continued)

Revenue by Product Category or Geographic Segment – Including Revenue from New Categories, at Constant Rates of Exchange (continued)

For the year ended 31 December	2025					2024
U.S.	Reported £m	vs 2024 %	Impact of exchange £m	Reported at cc £m	Reported at cc vs 2024 %	Reported £m
New Categories:						
Vapour	934	-6.4%	29	963	-3.4%	998
HP	—	—	—	—	—	—
Modern Oral	317	+296.9%	10	327	+309.6%	80
Total New Categories	1,251	+16.1%	39	1,290	+19.8%	1,078
Traditional Oral	1,006	-5.0%	31	1,037	-2.0%	1,058
Combustibles	9,218	+1.4%	295	9,513	+4.6%	9,094
Other	59	+23.2%	4	63	+27.5%	48
Revenue	11,534	+2.3%	369	11,903	+5.5%	11,278

For the year ended 31 December	2025					2024
AME	Reported £m	vs 2024 %	Impact of exchange £m	Reported at cc £m	Reported at cc vs 2024 %	Reported £m
New Categories:						
Vapour	543	-11.2%	(1)	542	-11.4%	611
HP	470	+6.2%	1	471	+6.2%	443
Modern Oral	800	+18.3%	(6)	794	+17.3%	676
Total New Categories	1,813	+4.8%	(6)	1,807	+4.3%	1,730
Traditional Oral	37	+9.9%	(1)	36	+5.1%	34
Combustibles	6,974	-0.9%	226	7,200	+2.3%	7,039
Other	485	+10.8%	20	505	+15.7%	438
Revenue	9,309	+0.7%	239	9,548	+3.3%	9,241

For the year ended 31 December	2025					2024
APMEA	Reported £m	vs 2024 %	Impact of exchange £m	Reported at cc £m	Reported at cc vs 2024 %	Reported £m
New Categories:						
Vapour	65	-41.2%	3	68	-39.4%	112
HP	444	-7.0%	15	459	-3.8%	478
Modern Oral	48	+39.8%	1	49	+44.2%	34
Total New Categories	557	-10.6%	19	576	-7.6%	624
Traditional Oral	—	—	—	—	—	—
Combustibles	4,009	-11.9%	165	4,174	-8.3%	4,552
Other	201	+16.3%	12	213	+23.7%	172
Revenue	4,767	-10.9%	196	4,963	-7.2%	5,348

Note:

cc: constant currency – measures are calculated based on a re-translation of the current year's results of the Group at the prior year's exchange rates and, where applicable, its geographical segments or product categories.

48

BAT Preliminary Announcement 2025 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Data Lake and Reconciliations

Continued

Non-GAAP measures (continued)

Adjusted Profit from Operations, Adjusted Profit from Operations at Constant Rates of Exchange, Adjusted Profit from Operations at Constant Rates of Exchange as adjusted for Canada[1]; Adjusted Operating Margin and Adjusted Operating Margin as adjusted for Canada

Definition – Profit from operations before the impact of adjusting items (including, as applicable, adjustments in respect of Canada) and translational foreign exchange; and adjusted profit from operations (including, as applicable, adjustments in respect of Canada), as a percentage of revenue.

For the year ended 31 December	2025 £m	2024 £m
Profit from operations	**9,997**	2,736
Add:		
Restructuring	**66**	—
Amortisation and impairment of trademarks and similar intangibles	**1,584**	2,279
(Credit)/charges in respect of Romania's other taxes	**(15)**	449
(Credit)/charges in respect of the Canada Approved Plans	**(708)**	6,203
Impairment charges in respect of Cuba's fixed assets	**—**	74
Impairment charges relating to the Group's head office in London	**—**	75
Impairment of goodwill	**277**	39
Charges in connection with disposal of associate	**3**	6
Pension liability management (buy-out)	**28**	—
Impairment on held-for-sale assets and associated costs	**235**	—
Charges in respect of DOJ investigation and OFAC investigation	**—**	4
Credit in respect of settlement of historical litigation in relation to the Fox River	**—**	(132)
Loss of a distribution facility in Ukraine	**39**	—
Other adjusting items (including Engle)	**66**	157
Adjusted profit from operations	**11,572**	11,890
Impact of translational foreign exchange	**364**	
Adjusted profit from operations, translated at 2024 exchange rates	**11,936**	11,890
Change in adjusted profit from operations, translated at 2024 exchange rates	**+0.4%**	
Adjustments in respect of Canada[1], translated at 2024 rates	**(308)**	(520)
Adjusted profit from operations as adjusted for Canada, translated at 2024 exchange rates	**11,628**	11,370
Change in adjusted profit from operations as adjusted for Canada, translated at 2024 exchange rates	**+2.3%**	
Operating Margin (Profit from operations as a % of revenue)	**39.0%**	10.6%
Adjusted Operating Margin (Adjusted profit from operations as a % of revenue)	**45.2%**	46.0%
Adjusted Operating Margin as adjusted for Canada (Adjusted PFO as adjusted for Canada as a % of revenue), translated at 2024 exchange rates	**44.0%**	44.0%

1. The adjustment in respect of Canada is discussed on page 14, with the adjustment based upon the profit after interest and tax from all sources, excluding New Categories, in Canada.

Adjusted Gross Profit and Adjusted Gross Margin both as adjusted for Canada and at Constant Rates of Exchange

Definition – Profit from operations before the impact of adjusting items and translational foreign exchange, and before all non production/attributable distribution costs and presented adjusting for the performance of Canada (excluding New Categories), in £ and as a proportion of revenue (at constant rates).

These measures reflect the focus of the Group's strategic ambition and investment activity. New Category adjusted gross margin (being a sub-set of Group adjusted gross margin as adjusted for Canada) is included within the Group's incentive schemes.

Costs are incurred by the products either directly as incurred by the product or category or, when incurred by products via an allocation of shared distribution mechanism in a market, such costs are allocated based upon each category's revenue as a proportion of total revenue from that market.

Please refer to page 50 for the reconciliation of Group profit from operations to adjusted gross profit and adjusted gross margin, included as part of a wider reconciliation of non-GAAP measures.

Category Contribution and Category Contribution Margin both as adjusted for Canada and at Constant Rates of Exchange

Definition – Profit from operations before the impact of adjusting items and translational foreign exchange, having allocated costs that are attributable to a product category and presented adjusting for the performance of Canada (excluding New Categories), in £ and as a proportion of revenue (at constant rates).

New Category contribution and New Category contribution margin (being a sub-set of Group category contribution and Group category contribution margin) are included within the Group's incentive schemes.

These measures reflect the marginal contribution of the Group's principal product categories to the Group's financial performance. These measures include all attributable revenue and costs. These measures are provided in aggregate as certain costs are incurred across all New Categories and are not product specific. However, certain overhead costs that are not category specific are excluded from category contribution. Where costs are incurred by products via a shared distribution mechanism in a market, such costs are allocated based upon each category's revenue as a proportion of total revenue from that market.

Please refer to page 50 for the reconciliation of Group profit from operations to category contribution and category contribution margin, included as part of a wider reconciliation of non-GAAP measures.

49

BAT Preliminary Announcement 2025 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Data Lake and Reconciliations

Continued

Non-GAAP measures (continued)

Reconciliations of Revenue to Revenue by Product Category, at Constant Rates of Exchange and Profit from Operations to Adjusted Profit from Operations, Adjusted Operating Margin, Category Contribution, Category Contribution Margin, Adjusted Gross Profit and Adjusted Gross Margin, at Constant Rates of Exchange and including adjustments in respect of Canada (excluding New Categories).

The following reconciliations are provided to support the definitions of the above measures as explained on pages 47 to 49.

For the year ended 31 December					2025
	Group reported £m	New Categories £m	Traditional Oral £m	Combustibles £m	Other £m
Revenue	**25,610**	**3,621**	**1,043**	**20,201**	**745**
Impact of translational FX	**804**	**52**	**30**	**686**	**36**
Revenue at 2024 exchange rates (see page 47)	**26,414**	**3,673**	**1,073**	**20,887**	**781**
Profit from operations	**9,997**				
Operating margin	**39.0%**				
Adjusting items (see page 49)	**1,575**				
Impact of translational FX	**364**				
Adjustments in respect of Canada[1]	**(308)**				
Adjusted profit from operations as adjusted for Canada	**11,628**				
vs 2024	2.3%				
Adjusted operating margin as adjusted for Canada	**44.0%**				
Other costs that are not attributable to categories	**2,053**				
Category contribution as adjusted for Canada	**13,681**	**442**	**798**	**12,235**	**206**
Category contribution margin as adjusted for Canada	**51.8%**	**12.0%**	**74.3%**	**58.6%**	**26.4%**
Category spend (Marketing Investment and R&D)	**3,860**	**1,703**	**91**	**1,992**	**74**
Adjusted gross profit as adjusted for Canada	**17,541**	**2,145**	**889**	**14,227**	**280**
vs 2024	3.4%	11.0%	-0.9%	2.5%	8.9%
Adjusted Gross margin as adjusted for Canada	66.4%	58.4%	82.8%	68.1%	35.8%
Impact of translational FX	**483**	**29**	**26**	**414**	**14**
Adjusted gross profit at current rates as adjusted for Canada	**17,058**	**2,116**	**863**	**13,813**	**266**

For the year ended 31 December					2024
	Group reported £m	New Categories £m	Traditional Oral £m	Combustibles £m	Other £m
Revenue	25,867	3,432	1,092	20,685	658
Profit from operations	2,736				
Operating margin	10.6%				
Adjusting items (see page 49)	9,154				
Adjustments in respect of Canada[1]	(520)				
Adjusted profit from operations as adjusted for Canada	11,370				
Adjusted operating margin as adjusted for Canada	44.0%				
Other costs that are not attributable to categories	1,848				
Category contribution as adjusted for Canada	13,218	249	840	11,931	198
Category contribution margin as adjusted for Canada	51.1%	7.3%	76.9%	57.7%	30.1%
Category spend (Marketing Investment and R&D)	3,747	1,683	58	1,947	59
Adjusted gross profit as adjusted for Canada	16,965	1,932	898	13,878	257
Adjusted gross margin as adjusted for Canada	65.6%	56.3%	82.2%	67.1%	39.1%

at Constant FX

1. The adjustment in respect of Canada is discussed on page 14, with the adjustment based upon the profit after interest and tax from all sources, excluding New Categories, in Canada.

50

Data Lake and Reconciliations Continued Non-GAAP measures (continued) Adjusted Net Finance Costs at Current and Constant Rates of Exchange and Adjusted Net Finance Costs as adjusted for Canada1 at Constant Rates of Exchange Definition – Net finance costs before the impact of adjusting items, adjustments in respect of Canada (where appropriate, and excluding New Categories) and translational foreign exchange. For the year ended 31 December 2025 2024 £m £m Finance costs (2,033) (1,349) Finance income 214 251 Net finance costs (1,819) (1,098) Less: Adjusting items in net finance costs 170 (491) Adjusted net finance costs (1,649) (1,589) Comprising: Interest payable (1,715) (1,759) Interest and dividend income 214 251 Fair value changes – derivatives (521) (90) Exchange differences 373 9 Adjusted net finance costs (1,649) (1,589) Impact of translational foreign exchange (27) Adjusted net finance costs, translated at 2024 exchange rates (1,676) (1,589) Adjustments in respect of Canada1, translated at 2024 exchange rates (57) (126) Adjusted net finance costs as adjusted for Canada, translated at 2024 exchange rates (1,733) (1,715) 1. The adjustment in respect of Canada is discussed on page 14, with the adjustment based upon the interest earned in Canada on cash and cash equivalent balances held as of July 2025 that were paid as part of the settlement agreement, provided as it is included directly or indirectly in measures used by management for remuneration. Adjusted Share of Post-Tax Results of Associates and Joint Ventures, at Constant Rates of Exchange Definition – Share of post-tax results of associates and joint ventures before the impact of adjusting items and translational foreign exchange. For the year ended 31 December 2025 2024 £m £m Group’s share of post-tax results of associates and joint ventures 1,681 1,900 Issue of shares and changes in shareholding (5) (18) Other exceptional items in ITC (333) — Gain on partial divestment of shares held in ITC (898) (1,361) Gain on sale of land and property by VST industries Limited (3) — Adjusted Group’s share of post-tax results of associates and joint ventures 442 521 Impact of translational foreign exchange 33 Adjusted Group’s share of post-tax results of associates and joint ventures, translated at 2024 exchange 475 521 BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 51

BAT Preliminary Announcement 2025 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Data Lake and Reconciliations

Continued

Non-GAAP measures (continued)

Adjusted Taxation at Current and Constant Rates of Exchange and Adjusted Taxation as adjusted for Canada, at Constant Rates of Exchange

Definition – Taxation before the impact of adjusting items, adjustments in respect of Canada (where appropriate, and excluding New Categories) and translational foreign exchange.

For the year ended 31 December	2025 £m	2024 £m
UK corporation tax		
– current year tax expense	**15**	15
– adjustments in respect of prior periods	**2**	9
Overseas tax		
– current year tax expense	**2,355**	2,571
– adjustments in respect of prior periods	**(296)**	108
Current tax	**2,076**	2,703
Pillar Two income tax	**82**	79
Total current tax	**2,158**	2,782
Deferred tax	**(64)**	(2,425)
Taxation on ordinary activities	**2,094**	357
Adjusting items in taxation	**104**	157
Taxation on adjusting items	**240**	2,049
Adjusted taxation	**(2,438)**	(2,563)
Impact of translational foreign exchange	**(84)**	
Adjusted taxation, translated at 2024 exchange rates	**(2,522)**	(2,563)
Adjustments in respect of Canada[1], translated at 2024 exchange rates	**97**	169
Adjusted taxation as adjusted for Canada, translated at 2024 exchange rates	**(2,425)**	(2,394)

1. The adjustment in respect of Canada is discussed on page 14, with the adjustment based upon the profit after interest and tax from all sources, excluding New Categories, in Canada.

Underlying Tax Rate and Underlying Tax Rate at Constant Rates of Exchange and Underlying Tax Rate as adjusted for Canada[1], at Constant Rates of Exchange

Definition – Tax rate incurred before the impact of adjusting items, adjustments in respect of Canada (where appropriate, and excluding New Categories) and translational foreign exchange and to adjust for the inclusion of the Group's share of post-tax results of associates and joint ventures within the Group's pre-tax results.

For the year ended 31 December	2025 £m	2024 £m
Profit before taxation (PBT)	**9,859**	3,538
Less:		
Share of post-tax results of associates and joint ventures	**(1,681)**	(1,900)
Adjusting items within profit from operations	**1,575**	9,154
Adjusting items within finance costs	**170**	(491)
Adjusted profit before taxation, excluding associates and joint ventures	**9,923**	10,301
Impact of translational foreign exchange	**337**	
Adjusted PBT, excluding associates and joint ventures, translated at 2024 exchange rates	**10,260**	10,301
Adjustments in respect of Canada[1], translated at 2024 exchange rates	**(365)**	(646)
Adjusted PBT, excluding associates and joint ventures and as adjusted for Canada, translated at 2024 exchange rates	**9,895**	9,655
Taxation on ordinary activities	**(2,094)**	(357)
Adjusting items within taxation and taxation on adjusting items	**(344)**	(2,206)
Adjusted taxation	**(2,438)**	(2,563)
Impact of translational foreign exchange on adjusted taxation	**(84)**	
Adjusted taxation, translated at 2024 exchange rates	**(2,522)**	(2,563)
Adjustments in respect of Canada[1], translated at 2024 exchange rates	**97**	169
Adjusted taxation as adjusted for Canada, translated at 2024 exchange rates	**(2,425)**	(2,394)
Effective tax rate	**21.2%**	10.1%
Underlying tax rate	**24.6%**	24.9%
Underlying tax rate (at 2024 exchange rates)	**24.6%**	24.7%
Underlying tax rate (2024 exchange rates) as adjusted for Canada[1]	**24.5%**	24.8%

1. The adjustment in respect of Canada is discussed on page 14, with the adjustment based upon the profit after interest and tax from all sources, excluding New Categories, in Canada.

52

BAT Preliminary Announcement 2025 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Data Lake and Reconciliations

Continued

Non-GAAP measures (continued)

Adjusted Diluted Earnings per Share, at Current and Constant Rates of Exchange and Adjusted Diluted Earnings per Share, at Constant Rates of Exchange as adjusted for Canada[1]

Definition – Diluted earnings per share before the impact of adjusting items and the performance of Canada (where appropriate, and excluding New Categories), after adjustments to the number of shares outstanding for the impact of share option schemes whether they would be dilutive or not under statutory measures, presented at the current and the prior years' rates of exchange.

For the year ended 31 December	2025 pence	2024 pence
Diluted earnings per share	**349.1**	136.0
Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	**68.2**	80.7
Effect of impairment charges in respect of the Group's head office	**—**	2.9
Effect of impairment charges in respect of the Group's operations in Cuba	**—**	1.6
Effect of settlement of historical litigation in relation to the Fox River	**—**	(4.9)
Effect of the changes in provision in relation to the Approved Plans in Canada and associated costs	**(23.7)**	205.0
Effect of charges in respect of DOJ and OFAC investigations	**—**	0.2
Effect of impairment of held-for-sale assets and associated costs	**5.5**	—
Effect of Romania other taxes	**(0.7)**	20.1
Effect of restructuring costs	**1.8**	—
Effect of other adjusting items in operating profit	**5.1**	5.3
Effect of adjusting items in net finance costs	**4.9**	(17.0)
Effect of gains related to the partial divestment of shares held in ITC	**(40.8)**	(61.1)
Tax associated with the partial divestment of shares held in ITC and hotels business demerger	**1.6**	1.6
Effect of associates' adjusting items	**(15.5)**	(0.8)
Effect of adjusting items in respect of deferred taxation	**(9.2)**	(12.0)
Adjusting items in tax	**4.5**	4.9
Redemption of perpetual hybrid bond - difference in spot rates	**1.3**	—
Adjusted diluted earnings per share	**352.1**	362.5
Impact of translational foreign exchange	**12.9**	
Adjusted diluted earnings per share, translated at 2024 exchange rates	**365.0**	362.5
Adjustments in respect of Canada[1], translated at 2024 exchange rates	**(12.2)**	(21.4)
Adjusted diluted earnings per share as adjusted for Canada, translated at 2024 exchange rates	**352.8**	341.1
Adjusted diluted earnings per share (see above)	**352.1**	362.5
Adjustments in respect of Canada[1]	**(11.6)**	(21.4)
Adjusted diluted earnings per share as adjusted for Canada[2]	**340.5**	341.1

1. The adjustment in respect of Canada is discussed on page 14, with the adjustment based upon the profit after interest and tax from all sources, excluding New Categories, in Canada.
2. The Group's dividend pay-out ratio is with reference to adjusted diluted earnings per share, at current rates. Based upon a dividend of 245.04p in 2025 (2024: 240.24p), discussed on page 44, this was a dividend pay-out ratio of 69.6% in 2025 (2024: 66.3%). On an adjusted for Canada basis, this is a pay-out ratio of 72.0% in 2025 (2024: 70.4%).

Operating Cash Flow Conversion Ratio

Definition – Net cash generated from operating activities before the impact of adjusting items and dividends from associates and excluding taxes paid and net capital expenditure, as a proportion of adjusted profit from operations.

For the year ended 31 December	2025 £m	2024 £m
Net cash generated from operating activities	**6,342**	10,125
Cash related to adjusting items	**3,267**	824
Dividends from associates	**(369)**	(406)
Tax paid	**2,926**	1,854
Net capital expenditure	**(612)**	(434)
Other	**—**	1
Operating cash flow	**11,554**	11,964
Adjusted profit from operations*	**11,572**	11,890
Cash conversion ratio**	**63%**	370%
Operating cash flow conversion ratio	**100%**	101%

* See page 49 for a reconciliation of profit from operations to adjusted profit from operations.
** Net cash generated from operating activities as a percentage of profit from operations.

53

Data Lake and Reconciliations Continued Non-GAAP measures (continued) Adjusted Cash Generated from Operations (at Current and Constant Rates of Exchange) Definition – Net cash generated from operating activities before the impact of adjusting items, excluding dividends received from associates, and after dividends paid to non-controlling interests, net interest paid and net capital expenditure, and translational foreign exchange. For the year ended 31 December 2025 2024 £m £m Net cash generated from operating activities 6,342 10,125 Dividends paid to non-controlling interests (100) (121) Net interest paid (1,582) (1,669) Net capital expenditure (612) (434) Effect of deferral of U.S. tax, in line with the federal disaster declaration in central and western North Carolina — (700) Cash related to adjusting items within adjusted cash generated from operations 3,176 360 Other costs excluding litigation and restructuring costs 27 399 Dividends from associates (369) (406) Adjusted cash generated from operations 6,882 7,554 Impact of translational foreign exchange 258 Adjusted cash generated from operations, translated at 2024 exchange rates 7,140 7,554 In 2024, the Group deferred tax payments in the U.S. from 2024 to 2025 totalling US$895 million. At 2024 rates of exchange this was £700 million, but £678 million at 2025 rates of exchange. For the purposes of management incentives in 2024, as this was not included in the target, the positive effect of the deferral was removed. However, the payment was included in the target for management incentives in 2025 and no adjustment has been made in the calculation of adjusted cash generated from operations. On a normalised basis, adjusting both years for the respective impact of the deferral, adjusted cash generated from operations would have been £7,560 million, or £7,840 million at constant rates of exchange in 2025 compared to £7,554 million in 2024. Free Cash Flow – Before and After Dividends Paid to Shareholders Definition – Net cash generated from operating activities after dividends paid to non-controlling interests, net interest paid and net capital expenditure. This measure is presented before and after dividends paid to shareholders. For the year ended 31 December 2025 2024 £m £m Net cash generated from operating activities 6,342 10,125 Dividends paid to non-controlling interests (100) (121) Net interest paid (1,582) (1,669) Net capital expenditure (612) (434) Free cash flow (before dividends paid to shareholders) 4,048 7,901 Dividends paid to shareholders (5,238) (5,213) Free cash flow (after dividends paid to shareholders) (1,190) 2,688 The Group has an expectation to deliver in excess of £50 billion of free cash flow (FCF) before dividends between 2024 and 2030 (inclusive). The table below provides a reconciliation of the progress to date. FCF before dividends (as above) £m Year ended 31 December 2024 7,901 Year ended 31 December 2025 4,048 Total 11,949 BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 54

Data Lake and Reconciliations Continued Non-GAAP measures (continued) Adjusted Return on Capital Employed (ROCE) and Adjusted Return on Capital Employed as adjusted for Canada Definition – Profit from operations, excluding adjusting items and including dividends from associates and joint ventures and other adjusting items (including in respect of Canada (excluding New Categories)), as a proportion of average total assets less current liabilities in the period. For the year ended 31 December 2025 2024 £m £m Profit from operations 9,997 2,736 Adjusting items 1,575 9,154 Dividends received from associates and joint ventures 369 406 Adjusted profit from operations, inclusive of dividends from associates and joint ventures 11,941 12,296 Adjustments in respect of Canada1 (293) (520) Adjusted profit from operations, inclusive of dividends from associates and joint ventures and as adjusted for Canada1 11,648 11,776 Total Assets 109,290 118,899 Current Liabilities 14,524 18,743 Capital employed at balance sheet date 94,766 100,156 Average capital2 97,461 101,600 Adjusted ROCE +12.3% +12.1% Adjusted ROCE as adjusted for Canada1 +12.0% +11.6% 1. The adjustment in respect of Canada is discussed on page 14, with the adjustment based upon the profit after interest and tax from all sources, excluding New Categories, in Canada. 2. Average capital is the average capital employed (being the net of total assets less current liabilities) at the prior year and current year balance sheet dates. Net Debt Definition – Total borrowings, including related derivatives, less cash and cash equivalents and current investments held at fair value. 2025 2024 £m £m Borrowings (including lease liabilities) (35,070) (36,950) Derivatives in respect of net debt 12 (113) Cash and cash equivalents 3,827 5,297 Current investments held at fair value 16 513 Net debt (31,215) (31,253) For the year ended 31 December 2025 2024 £m £m Opening net debt (31,253) (34,640) Free cash flow (after dividends paid to shareholders) (1,190) 2,688 Other cash payments 167 (74) Net proceeds from the partial divestment of shares in ITC 1,052 1,577 Purchase of own shares (1,112) (698) Net impact from the issue and redemption of perpetual hybrid bonds 167 — Transferred to held-for-sale (208) — Other non-cash movements 41 568 Impact of foreign exchange 1,121 (674) Closing net debt (31,215) (31,253) BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 55

Data Lake and Reconciliations Continued Non-GAAP measures (continued) Adjusted Net Debt to Adjusted Earnings Before Interest, Tax, Depreciation and Amortisation (Adjusted EBITDA), at both Current and Constant rates of exchange, including as adjusted for Canada1 Definition – Net debt excluding the impact of the revaluation of Reynolds American Inc. acquired debt arising as part of the purchase price allocation process and translational foreign exchange, as a proportion of profit for the year (earnings) before net finance costs/ income, taxation on ordinary activities, depreciation, amortisation, impairment costs, the Group’s share of post-tax results of associates and joint ventures, translational foreign exchange and other adjusting items (including in respect of Canada (excluding New Categories)) as discussed on page 14. For the year ended 31 December 2025 2024 £m £m Borrowings (excluding lease liabilities) 34,541 36,365 Lease liabilities 529 585 Derivatives in respect of net debt (12) 113 Cash and cash equivalents (3,827) (5,297) Current investments held at fair value (16) (513) Net debt items included within assets held-for-sale (208) — Purchase price allocation adjustment to Reynolds American Inc. debt (591) (670) Adjusted net debt 30,416 30,583 Translational foreign exchange impact to adjusted net debt 1,018 Adjusted net debt, translated at 2024 exchange rates 31,434 30,583 Adjusted net debt 30,416 30,583 Provision recognised in respect of cash and cash equivalents and investments held at fair value in Canada — 2,456 Adjusted net debt excluding the Canada provision 30,416 33,039 Profit for the year 7,765 3,181 Taxation on ordinary activities 2,094 357 Net finance costs 1,819 1,098 Depreciation, amortisation and impairment costs 2,547 3,101 Share of post-tax results of associates and joint ventures (1,681) (1,900) Other adjusting items (not related to Canada, depreciation, amortisation and impairment costs) (304) 6,687 Adjusted EBITDA 12,240 12,524 Translational foreign exchange impact to adjusted EBITDA 382 Adjusted EBITDA, translated at 2024 exchange rates 12,622 12,524 Adjusted EBITDA 12,240 12,524 Adjustments in respect of Canada1 (295) (525) Adjusted EBITDA as adjusted for Canada 11,945 11,999 Adjusted net debt to adjusted EBITDA 2.48x 2.44x Adjusted net debt to adjusted EBITDA as adjusted for Canada 2.55x 2.75x Adjusted net debt to adjusted EBITDA, translated at 2024 exchange rates 2.49x 1. The adjustment in respect of Canada is discussed on page 14, with the adjustment based upon the profit after interest and tax from all sources, excluding New Categories, in Canada. As discussed on page 33, during the second half of 2025 cash, cash equivalents and investments held at fair value totalling £2.6 billion were paid as part of the Approved Plans in Canada (as discussed on page 14). This balance has been held on the balance sheet in prior periods, reducing the level of net debt in those periods. BAT Preliminary Announcement 2025 Summary Performance Review Financial Statements Other Information Data Lake and Reconciliations 56

BAT Preliminary Announcement 2025 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Data Lake and Reconciliations

Continued

Summary reconciliation of Profit from Operations and Diluted EPS to adjusted Profit from Operations and Adjusted Diluted EPS (as adjusted for Canada)

2025 at actual (2025) rates

For year ended 31 December 2025	Reported £m	Adj Items[1] £m	Adjusted £m	Ad. for Canada £m	Adjusted for Canada[3] £m	vs 2024 %
Profit from Operations						
U.S.	4,942	1,601	6,543	—	6,543	+2.4%
AME	3,433	(128)	3,305	(293)	3,012	+7.6%
APMEA	1,622	102	1,724	—	1,724	-21.1%
Total Region	9,997	1,575	11,572	(293)	11,279	-0.8%
Net finance costs	(1,819)	170	(1,649)	(54)	(1,703)	-0.7%
Associates and joint ventures	1,681	(1,239)	442	—	442	-15.0%
Profit before tax	9,859	506	10,365	(347)	10,018	-1.6%
Taxation	(2,094)	(344)	(2,438)	92	(2,346)	-2.0%
Non-controlling interests	(1)	(125)	(126)	—	(126)	-16.3%
Coupons relating to hybrid bonds net of tax	(87)	29	(58)	—	(58)	+36.9%
Profit attributable to shareholders	7,677	37	7,743	(255)	7,488	-1.3%
Diluted number of shares (m)	2,199		2,199		2,199	-1.2%
Diluted earnings per share (pence)	349.1		352.1		340.5	-0.2%

2025 at constant rates

For year ended 31 December 2025	Reported £m	Adj Items[1] £m	Adjusted £m	Exch. £m	Adjusted at CC[2] £m	Ad. for Canada £m	Adjusted for Canada[3] at CC[2] £m	vs 2024 %
Profit from Operations								
U.S.	4,942	1,601	6,543	223	6,766	—	6,766	+5.9%
AME	3,433	(128)	3,305	72	3,377	(308)	3,069	+9.6%
APMEA	1,622	102	1,724	69	1,793	—	1,793	-17.9%
Total Region	9,997	1,575	11,572	364	11,936	(308)	11,628	+2.3%
Net finance costs	(1,819)	170	(1,649)	(27)	(1,676)	(57)	(1,733)	+1.0%
Associates and joint ventures	1,681	(1,239)	442	33	475	—	475	-8.6%
Profit before tax	9,859	506	10,365	370	10,735	(365)	10,370	+1.9%
Taxation	(2,094)	(344)	(2,438)	(84)	(2,522)	97	(2,425)	+1.3%
Non-controlling interests	(1)	(125)	(126)	(3)	(129)	—	(129)	-14.1%
Coupons relating to hybrid bonds net of tax	(87)	29	(58)	—	(58)	—	(58)	+36.9%
Profit attributable to shareholders	7,677	37	7,743	283	8,026	(268)	7,758	+2.2%
Diluted number of shares (m)	2,199		2,199		2,199		2,199	-1.2%
Diluted earnings per share (pence)	349.1		352.1		365.0	(12.2)	352.8	+3.4%

2024 at actual (2024) rates

For year ended 31 December 2024	Reported £m	Adj Items[1] £m	Adjusted £m	Ad. for Canada £m	Adjusted for Canada[3] £m
Profit from Operations					
U.S.	4,087	2,299	6,386	—	6,386
AME	(3,464)	6,784	3,320	(520)	2,800
APMEA	2,113	71	2,184	—	2,184
Total Region	2,736	9,154	11,890	(520)	11,370
Net finance costs	(1,098)	(491)	(1,589)	(126)	(1,715)
Associates and joint ventures	1,900	(1,379)	521	—	521
Profit before tax	3,538	7,284	10,822	(646)	10,176
Taxation	(357)	(2,206)	(2,563)	169	(2,394)
Non-controlling interests	(113)	(38)	(151)	—	(151)
Coupons relating to hybrid bonds net of tax	(42)	—	(42)	—	(42)
Profit attributable to shareholders	3,026	5,040	8,066	(477)	7,589
Diluted number of shares (m)	2,225		2,225		2,225
Diluted earnings per share (pence)	136.0		362.5	(21.4)	341.1

1. Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence - see pages 25 to 30.
2. CC: constant currency – measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.
3. As adjusted for Canada excludes the performance of the Canadian business (excluding New Categories).

57

BAT Preliminary Announcement 2025 | Summary | Performance Review | Financial Statements | Other Information | Data Lake and Reconciliations

Data Lake and Reconciliations
Continued

Summary of volume and revenue by category by region

Volume

	U.S.		AME		APMEA		Group	
Year ended 31 December	2025	% change	2025	% change	2025	% change	2025	% change
New Categories								
Vapour (units mn)	**262**	-8.8%	**244**	-11.6%	**32**	-38.2%	**538**	-12.6%
HP (sticks bn)	**—**	—%	**8**	-3.4%	**12**	-3.9%	**20**	-3.7%
Modern Oral (pouches bn)	**3.5**	+249%	**7.5**	+19.0%	**1.2**	+24.7%	**12.2**	+47.1%
Traditional Oral (stick eq bn)	**4.8**	-8.9%	**0.7**	-10.3%	**—**	—%	**5.5**	-9.1%
Cigarettes (sticks bn)	**43**	-7.7%	**227**	-4.5%	**195**	-11.6%	**465**	-7.9%
OTP (stick eq bn)	**1**	-0.1%	**10**	-12.4%	**1**	-26.9%	**12**	-14.0%
Total Combustibles	**44**	-7.7%	**237**	-4.9%	**196**	-11.7%	**477**	-8.1%

Revenue - reported at current rates (£m)

	U.S.		AME		APMEA		Group	
Year ended 31 December	2025	% change	2025	% change	2025	% change	2025	% change
New Categories	**1,251**	+16.1%	**1,813**	+4.8%	**557**	-10.6%	**3,621**	+5.5%
Vapour	**934**	-6.4%	**543**	-11.2%	**65**	-41.2%	**1,542**	-10.4%
HP	**—**	—%	**470**	+6.2%	**444**	-7.0%	**914**	-0.7%
Modern Oral	**317**	+297%	**800**	+18.3%	**48**	+39.8%	**1,165**	+47.4%
Traditional Oral	**1,006**	-5.0%	**37**	+9.9%	**—**	—%	**1,043**	-4.5%
Total Smokeless	**2,257**	+5.6%	**1,850**	+4.9%	**557**	-10.6%	**4,664**	+3.1%
Total Combustibles	**9,218**	+1.4%	**6,974**	-0.9%	**4,009**	-11.9%	**20,201**	-2.3%
Other	**59**	+23.2%	**485**	+10.8%	**201**	+16.3%	**745**	+13.2%
Total	**11,534**	+2.3%	**9,309**	+0.7%	**4,767**	-10.9%	**25,610**	-1.0%

Revenue - at constant rates (£m)

	U.S.		AME		APMEA		Group	
Year ended 31 December	2025	% change	2025	% change	2025	% change	2025	% change
New Categories	**1,290**	+19.8%	**1,807**	+4.3%	**576**	-7.6%	**3,673**	+7.0%
Vapour	**963**	-3.4%	**542**	-11.4%	**68**	-39.4%	**1,573**	-8.6%
HP	**—**	—%	**471**	+6.2%	**459**	-3.8%	**930**	+1.0%
Modern Oral	**327**	+310%	**794**	+17.3%	**49**	+44.2%	**1,170**	+48.0%
Traditional Oral	**1,037**	-2.0%	**36**	+5.1%	**—**	—%	**1,073**	-1.7%
Total Smokeless	**2,327**	+9.0%	**1,843**	+4.4%	**576**	-7.6%	**4,746**	+4.9%
Total Combustibles	**9,513**	+4.6%	**7,200**	+2.3%	**4,174**	-8.3%	**20,887**	+1.0%
Other	**63**	+27.5%	**505**	+15.7%	**213**	+23.7%	**781**	+18.7%
Total	**11,903**	+5.5%	**9,548**	+3.3%	**4,963**	-7.2%	**26,414**	+2.1%

58